EXHIBIT D

REPUBLIC OF PERU

D-i

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities, you should carefully read this entire prospectus and the related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of June 30, 2015, of approximately 31.2 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as an upper-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Alberto Fujimori, whose years in office were characterized by a reduction in domestic terrorism perpetrated by armed guerrilla forces, economic reforms that led Peru to develop a free market economy characterized by low inflation and high growth rates, and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external economic shocks, resulted in a reduction in economic activity during the last years of President Fujimori’s final term in office. This resulted in higher rates of unemployment, underemployment and poverty, and reduced access to basic healthcare and public services. In the aftermath of President Fujimori’s sudden resignation in November 2000 in the midst of political and bribery scandals, Valentín Paniagua assumed the role of President and his interim administration was in office until July 2001.

In June 2001, Alejandro Toledo Manrique, was elected to a five-year term, having campaigned on a platform of reform that recognized the value of an open economic system and reform away from President Fujimori’s legacy of political coercion and financial misdealing. During the administration of President Toledo, Peru had one of the best-performing economies in Latin America, with GDP growth of 6.8% in 2005, driven by growth in the mining and export sectors that was fueled by higher international prices for these commodities.

In June 2006, Alan García was elected to a five-year term. President García had served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises that ended in political instability. The first García administration was followed by the administration of President Fujimori. The second García administration was elected on a platform that sought to implement social and political reforms and continuity to the macroeconomic stability of the preceding five years under President Toledo as well as solidifying Peru’s relationships with its international partners. During his time in office, President García responsibly managed public finances, while strengthening the government decentralization process and promoting free trade. During this period, Peru’s was among the best performing economies in Latin America, with an average annual GDP growth rate of 6.9% during the period.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president to a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, the Humala administration took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom had served in the García administration and been strong proponents of open market policies. President Humala’s administration has consistently implemented policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investment. The Humala administration has not made any significant shift in trade policy and has maintained stable economic ties with Peru’s major trading partners. Peru’s GDP expanded by 6.5% in 2011, 6.0% in 2012, 5.8% in 2013 and 2.4% in 2014.

In addition to continued economic growth, President Humala’s administration has also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population. President Humala has implemented policies designed to lift the population out of extreme poverty by investing in social inclusion programs, with an emphasis on health, education and infrastructure projects.

Impact of Global Financial Crisis

Beginning in the second half of 2007, short-term lending in the United States encountered several issues, leading to liquidity disruptions in various markets throughout the world. In particular, subprime mortgage loans in the United States faced increased rates of delinquency, foreclosure and loss. These and other related events had an adverse impact on the international economic environment, including the global credit, commodities and financial markets as a whole and resulted in bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain financial institutions. Related events in other developed economies in Europe, including in Greece, Spain and Portugal, also adversely affected global economic conditions.

Although Peru had relatively limited exposure to subprime assets and financial institutions generally were and continue to be stable, the economy was affected by the contraction of liquidity in the international financial markets, by volatility in the equity, debt and foreign exchange markets and in international commodity prices, and the contraction in some of Peru’s most important export markets. GDP growth in 2008, while ultimately exceeding growth in 2007, decelerated in the fourth quarter of 2008 which persisted into 2009.

After the economic contraction in 2009 resulting from the global economic and financial crisis, Peru’s economy experienced a significant recovery. In 2010, GDP expanded by 8.5% compared to 1.0% GDP growth in 2009, and in 2011 GDP grew by 6.5%. The deceleration in growth in 2011 compared to 2010 was primarily due to a moderation in the domestic demand dynamic, as a result of a decrease both private investment and in public expenditures the latter of which was principally due to the issuance in March 2011 of Supreme Decree No. 012-2011, which sought to increase public savings in an effort to counteract the potential adverse effects of any downturn in the international economy after the 2009 crisis. In 2012, GDP expanded by 6.0%. The deceleration of GDP growth during 2012 was primarily due to lower net exports and continued international economic uncertainty. The trade balance declined to a surplus of U.S.$6.3 billion, while the current account posted a deficit of U.S.$5.2 billion, or 2.7% of GDP. GDP expanded by 5.8% in 2013 and by 2.4% in 2014. International reserves have steadily increased since 2009 and as of December 31, 2014 net international reserves were U.S.$62.3 billion and the non-financial public sector had registered an overall deficit of U.S.$0.5 billion.

On August 19, 2013, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from BBB to BBB+ with an outlook of stable. On October 23, 2013, Fitch upgraded Peru’s long-term foreign currency debt rating from BBB to BBB+ with an outlook of stable. As of July 2, 2014, Moody’s upgraded Peru’s long-term foreign currency debt rating from Baa2 to A3 with an outlook of stable.

Recent social upheaval and protests in the mining region of Tía María has resulted in the suspension of operations at the mine. This latest suspension of operations is in addition to a series of other incidents that variously involved mines at Conga, Santa Any and Rio Blanco, with aggregate planned investment in excess of U.S.$7.2 billion. The Tía María mine, when fully operational, is estimated to have total production capacity of 120,000 metric tons of copper, representing approximately 10% of total copper production during 2014. In connection with the demonstrations, the ministry of Energy and Mines declared a state of emergency that was subsequently lifted as civil life returned to normal. Southern Peru Copper, which operates the Tía María mine, is scheduled to re-commence development of the project in the coming weeks, as it seeks to garner support from the local population.

Investment Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Alan García to Ollanta Humala in July 2011, in addition to the prior transition to President García by President Toledo. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. The Government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by this prospectus and by any prospectus supplement. In addition, the world economic crisis that began in the second half of 2008 and developments in other emerging countries in Latin

America, such as Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador and Venezuela, in addition to Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on the economy of Peru and the overall level of economic activity.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	As of or for the Years ended December 31,
	2010(1)		2011(1)		2012(1)		2013(1)		2014(1)
Domestic economy
GDP (at current prices)		148,666		170,759		192,984		201,822		202,630
Real GDP (in millions of S/. at constant 2007 prices)	S/.	382,380	S/.	407,052	S/.	431,273	S/.	456,159	S/.	466,879
Real GDP growth rate (in %)		8.5%		6.5%		6.0%		5.8%		2.4%
CPI (change for the period in %)		2.1%		4.7%		2.6%		2.9%		3.2%
Unemployment rate (in %) (2)(11)		5.7%		5.6%		5.0%		4.7		4.9
Underemployment rate (in %) (3)(11)		29.3%		25.3%		20.9%		19.8		N.A.
Unemployment rate (in %) (2)(12)		7.9%		7.7%		6.8%		5.9%		5.9%
Unemployment rate (in %) (3)(12)		46.2%		42.4%		40.7%		38.1%		35.5%

Balance of payments
Total current account		(3,545)		(3,177)		(5,237)		(8,474)		(8,031)
Of which:
Trade balance		6,988		9,224		6,276		613		(1,276)
Total capital account		13,638		8,716		19,812		11,414		6,828
Of which:
Foreign direct investment		8,189		7,518		11,840		9,161		7,789
Errors and omissions(4)		1,079		(886)		213		(38)		(985)
Overall balance of payments(5)		11,173		4,653		14,788		2,902		(2,188)
Change in Central Bank net international reserves (period end in %)		33.1%		10.7%		31.1%		2.6%		(5.1)%
Central Bank net international reserves (period end)		44,105		48,816		63,991		65,663		62,308
Public sector balance
Central government revenue(6)		26,441		32,034		36,870		38,240		38,478
As a % of GDP		17.8%		18.8%		19.1%		18.9%		19.0%
Central government expenditure(7)		26,571		30,451		34,555		37,374		39,597
As a % of GDP		17.9%		17.8%		17.9%		18.6%		19.6%
Central government fiscal balance		146		1,690		2,445		1,205		(853)
As a % of GDP		0.1%		1.0%		1.3%		0.5%		(0.5)%
Overall non-financial public sector fiscal balance(8)		(354)		3,410		4,197		2,004		(524)
As a % of GDP		(0.2)%		2.0%		2.3%		0.9%		(0.3)%
Public sector debt
Public sector external debt		19,905		20,204		20,402		18,778		19,764
As a % of GDP		13.4%		11.8%		10.6%		9.3%		9.8%
Public sector domestic debt(9)		16,113		18,073		20,162		20,022		20,837
As a % of GDP		10.8%		10.6%		10.4%		9.9%		10.3%
Total public sector debt		36,018		38,276		40,564		38,800		40,607
As a % of GDP		24.2%		22.4%		21.0%		19.2%		20.0%
Public sector external debt service:
Amortizations(9)		4,916		839		1,198		2,614		1,104
Interest payments(9)		1,093		1,036		1,062		1,158		1,582
Total external debt service		6,009		1,875		2,260		3,773		2,686
As a % of exports of goods and services(10)		14.8%		3.6%		4.2%		7.6%		5.8%
Exchange rate (end of period, S/. per U.S.$)	S/.	2.81	S/.	2.70	S/.	2.55	S/.	2.80	S/.	2.99
Exchange rate (average, S/. per U.S.$)	S/.	2.83	S/.	2.75	S/.	2.64	S/.	2.70	S/.	2.84

(1)	Preliminary data, revised each trimester.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment. Source: Ministry of Labor.
(3)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints. Source: National Institute of Statistics.
(4)	Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Source: Ministry of Labor.
(12)	Source: National Institute of Statistics.

N.A. = Not Available

Source: Central Bank, unless otherwise indicated.

DEFINED TERMS AND CONVENTIONS

Defined Terms

References in this prospectus to “we,” “us,” “our” and “Peru” are to the Republic of Peru. All references in this prospectus to the “Government” are to the central government of Peru and its authorized representatives. The terms described below have the following meanings for the purposes of this prospectus:

•	Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. In this prospectus, real GDP figures are based on constant 2007 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 2007 prices.

•	For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs authority upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data include data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•	The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática (National Institute of Statistics and Information), or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “U.S.$” are to United States dollars, references to “nuevos soles” and “S/.” are to Peruvian nuevos soles, and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have made translations of nuevos soles into U.S. dollars and U.S. dollars, or any other currency, into nuevos soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency translations are included for convenient reference only. You should not construe these conversions as a representation that the amounts in question have been, could have been or could be, converted into any particular denomination, at any particular rate or at all.

For the year ended December 31, 2014, the average nuevo sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/.2.99 per U.S.$1.00. For more information, see “The Monetary System—Foreign Exchange and International Reserves—Foreign Exchange” below.

Presentation of Financial Information

All annual information in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included in this prospectus is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented in this prospectus may be adjusted or revised subsequent to the date of this prospectus to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained in this prospectus for 2010, 2011, 2012, 2013, and 2014, are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The Government believes that this review process is substantially similar to the practices of many industrialized nations. The Government does not expect any revisions of the data contained in this prospectus to be material, although it cannot assure you that material revisions will not be made.

RISK FACTORS

This section describes certain risks associated with investing in the bonds. You should consult your financial and legal advisors about the risk of investing in the new bonds. Peru disclaims any responsibility for advising you on these matters.

Risk Factors Relating to Peru

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Alan García to President Ollanta Humala in July 2011, in addition to the prior transition to President García by President Toledo. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditor’s rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the bonds.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru. In addition, Peru is expected to hold Presidential elections in July 2016 and there is no certainty that the new President pursues the same economic plans as the current President.

Peru is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Peru is a foreign sovereign state. The bonds are subject to Peru’s law and jurisdiction and, as such, investors may not be able to effect service of process within their own jurisdiction upon Peru or to enforce against Peru judgments related to the bonds obtained in their own jurisdictions.

Risk Factors Relating to the Bonds

The bonds will contain provisions that permit Peru to amend the payment terms without the consent of all holders.

The bonds will contain provisions regarding acceleration and voting on amendments, modifications and waivers which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the bonds may be amended, including the maturity date, interest rate and other payment terms, without your consent.

The bonds will not have any restrictive covenants which may adversely affect the ranking of your Bonds.

The bonds will have no covenants and Peru may grant liens to third parties, which may adversely affect the ranking of your bonds.

The bonds may be subject to withholding and capital gain taxes.

Under Peruvian income tax law, payments of interest made by Peru to a foreign holder of the bonds will not be subject to any withholding tax and capital gains realized by a foreign holder on the sale or other disposition of the bonds will not be subject to any Peruvian income tax.

If Peruvian tax law changes, payment of interest you receive on the bonds may be subject to withholding and any capital gains realized on the sale or other disposition of the bonds may be subject to Peruvian income tax.

THE REPUBLIC OF PERU

Territory and Population

The Republic of Peru is located in western South America. It borders Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions: a narrow strip of desert along the western coast; a central region of high mountains that form part of the Andes; and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast. The map below shows Peru, its territorial subdivisions and bordering countries.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall in the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately U.S.$1.2 billion in damage to Peru’s infrastructure. El Niño were on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted. During 2014, the effects of El Niño were mild.

Peru’s southern region is located on seismic faults, which make the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated U.S.$300 million in damage. The same area was hit with an 8.0 magnitude on the Richter scale earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 homes and caused damages estimated at over U.S.$230 million. Since the 2007 event, no other earthquakes have been registered.

Peru’s population, estimated to be approximately 31.2 million at June 30,2015 is multi-racial and multi-cultural. Approximately 45% of the population is native; 37% is Mestizo, or mixed native and Caucasian; 15.0% is Caucasian; 2.0% is of African descent; and 1% is of Asian descent. Spanish, Quechua and Aymara are Peru’s official languages. As of December 31, 2014, approximately 86.7% of Peru’s population was Spanish-speaking. As of December 31, 2013, approximately 24.1% of Peru’s population reside in rural areas. The population grew at an estimated average rate of approximately 1.5% per year in the period from 1993 to 2007.

In 2012, Peru’s adult literacy rate was approximately 93.8%. As of December 31, 2012, approximately 90.7% of Peru’s adult women were literate and approximately 96.9% of Peruvian adult men were literate. In 2013, approximately 92.4% of children aged 6 to 11 attended school, while approximately 81.0% of children ages 12 to 16 attended school. In the same year, 28.3% of the population had achieved some level of higher education. As of 2012, there were approximately 936,784 students in Peru’s 140 universities, of which 36.4% are public and the remainder private. There were 32 private universities and eight national universities in Lima in 2010, including the Universidad Nacional Mayor de San Marcos, or National University of San Marcos, which was founded in 1551 and is the oldest university in South America.

The World Bank classifies Peru as an upper-middle-income developing country. The following table provides comparative per capita GDP figures and other selected comparative statistics as of the years indicated.

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Per capita GDP(1)(in U.S. dollars)	5,650	9,900	11,603	11,687	14,301	17,642	N.A.	21,099	50,859
United Nations index of human development (world ranking)(2)	113	98	82	98	79	67	49	41	5
Life expectancy at birth (in years)(2)	67.3	76.5	74.8	74.0	73.9	74.6	76.3	80.0	78.9
Infant mortality (per 1,000 live births)(2)	33	20	14	15	13	13	13	8	6
Adult illiteracy rate(3)	8.8%	8.4%	10.4%	6.4%	9.6%	4.5%	2.1%	1.4%	N.A.
Population below the poverty line(4)	51.3%	N.A.	25.8%	32.7%	21.4%	N.A.	N.A.	N.A.	N.A.

(1)	2011 data. Adjusted for purchasing power parity.
(2)	2012 data.
(3)	Data refer to most recent year between 2005 and 2010, when available. Adults are aged 15 years and older.
(4)	2002-2012 data. The poverty line is defined as the population living on a daily per capita income of U.S.$1.00 or less.

N.A. = Not Available.

Source: World Bank, United Nations Development Program, and 2013 Human Development Report.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and instability plagued Peru and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of 10 years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive constitution, adopted in 1920, that enhanced the power of the state to carry out a number of popular social and economic reforms. The regime weathered a brief postwar recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of its relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from approximately 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Fernando Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new constitution in 1979.

In 1980, voters reelected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut government spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the Government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerilla war against the Government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7,650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20.0% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. President Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their shared border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional congress, which adopted a new constitution in 1993. The 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters, if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or derogate those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Council of Ministers, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was reelected for a second term in 1995 by a significant percentage of voters.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthening the powers of the military and intelligence service thereby compromising the autonomy of the legislative and judicial branches, and curtailing freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption, and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek reelection. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Instead, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a runoff election against Alan García, receiving 53.1% of the vote to García’s 46.9%.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress had, on seven separate occasions, approved charges against President Fujimori, including for embezzlement and murder. In July 2003, the Government presented a formal extradition request to the Japanese government for President Fujimori, based on these criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, was protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition requests to the Japanese government had stalled.

On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subjected to an extradition process at the request of the Government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in seven separate criminal proceedings. In December 2008, he was sentenced to a six-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. In December 2009, the sentence was confirmed by an appellate court. In April 2009, President Fujimori was sentenced to a 25-year term in prison for the massacres at La Cantuta and Barrios Altos, both in 1991, and the abductions of a journalist and businessman. In January 2010, the sentence was affirmed. In July 2009, President Fujimori was sentenced to a term in prison of seven-and- a-half years for embezzlement charges, in connection with a U.S.$15.0 million “severance” payment to then-intelligence chief Vladimiro Montesinos. In September 2009, President Fujimori was sentenced to an additional six-year term in prison for illegal wiretaps and bribing congressmen and journalists.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealing. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians continued to live on monthly income of less than U.S.$30.

President Toledo implemented a number of measures designed to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration saw a drop in approval ratings and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies had not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty, and spurred by political scandals.

Under President Toledo, Peru had one of the best-performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the Government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García of the APRA party obtained 3.0 million votes (24.3%), Lourdes Flores of the UN coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentín Paniagua obtained 706,000 votes (5.8%). Keiko Fujimori, President Fujimori’s daughter, obtained the highest number of votes for congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Ollanta Humala and Alan García, in which García was elected to a five-year term, sixteen years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the run-off election held on June 4, 2006. During García’s administration, Peru’s economy experienced consistent and sustained growth, increased employment levels and reduced poverty levels, principally due to an increase in public and private investments.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president to a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

Since taking office on July 28, 2011, President Humala’s administration has continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration has not made any significant shift in trade policy and has not experienced any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration has focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population. President Humala has vowed to lift the country out of extreme poverty by investing in social inclusion programs, with an emphasis on health, education and infrastructure projects.

In December 2011, Mr. Salomón Lerner resigned as premier of the cabinet’s council and was replaced by Mr. Oscar Valdés, a former military official. In a reorganization of his administration, President Humala also replaced the ministers of agriculture, defense, interior, production and energy and mines, among others. As the new president of the cabinet’s council, Mr. Oscar Valdés has ratified the Government’s policy of strong economic growth with a focus on social inclusion, highlighting the importance of macroeconomic stability, private investment and job creation. In July 2012, Juan Jimenez Mayor, the third president of the Council of Ministers, was sworn in as Prime Minister and announced a new policy for confronting social conflict through dialogue.

On October 31, 2013, César Villanueva, was sworn in as premier of the cabinet’s council and announced that crime would be the principal priority under his term as premier. President Humala also replaced the minister of education. In February 2014, César Villanueva resigned after being rebuffed by first lady Nadine Heredia and later by Finance Minister Luis Miguel Castilla over his comments regarding an increase in the minimum wage.

On February 24, 2014, René Cornejo Diaz, was sworn in as premier of the cabinet’s council. As was the case in December 2011 when Mr. Salomón Lerner resigned as premier, President Humala also replaced the ministers of labor, development and social inclusion, women and vulnerable populations, construction and sanitation, energy and mines, and production. These changes in cabinet-level personnel have not resulted in significant modifications to President Humala’s key agenda items, including expanding social inclusion.

On July 22, 2014, Ana Jara was sworn in as premier of the cabinet’s council, following René Cornejo Diaz resignation as the premier of the cabinet’s council after local media revealed that his adviser Luis Zegarra Filinich was behind a campaign to discredit Congressman Victor Andres García Belaunde. Additionally, President Humala recently replaced the minister of labor and appointed Fredy Otalora as the new minister of labor.

On February 17, 2015, President Humala replaced the ministers of labor, justice and human rights, women and vulnerable populations, energy and mines, and the interior. These changes in cabinet-level personnel have not resulted in significant modifications to President Humala’s key agenda items.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the Government. Provinces and districts have their own civil governments, which are independent of the national Government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the national government. Elections were last held in November 2006 for the presidents, vice presidents and members of local councils for each of the regional governments. The elected officials serve five-year terms. The APRA won three of the 25 regional presidencies and Unión Por el Perú, or UPP, won one. The 21 other regional presidencies were won by independents and smaller parties.

On November 8, 2002, Congress passed a law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the Executive Branch, pursuant to legislative authority delegated by Congress, may create, amend or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct and manage national and regional policies in accordance with national and regional needs. Since 2003, the national budget has been distributed among the national government, the regional governments and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the Government, and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a single five-year term. The 1993 Constitution abrogated the ban on presidential reelection and provided that a President may be reelected only to one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority of all votes cast for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two candidates with the highest vote total in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his or her duties. If the President is unable to discharge his or her duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Council of Ministers, which is headed by the President of the Council of Ministers, who is appointed by the President. The Council of Ministers oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Council of Ministers may not approve laws without the President’s approval. Each member of the Council of Ministers may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Council of Ministers and approved by the President.

The legislative branch consists of a unicameral congress composed of 130 members who are elected to a five-year term, with all seats subject to reelection in each election cycle at the end of each five-year period. There are 25 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 35 members. The next congressional elections will be held in 2016.

In addition to passing laws, Congress is empowered to approve the Government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•	justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•	courts of first instance, which include civil, penal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•	military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the Judiciary Council may elect two additional members. The Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be at least 45 years of age and must retire by age 70. The Judiciary Council may refuse to ratify or may remove a member of the Supreme Court of Justice only because of physical or mental incapacity, or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress to five-year terms, are not subject to reelection and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit to serve;

•	engaged in conduct incompatible with his or her duties; or

•	been found guilty of a crime.

Political Parties

With the exception of the APRA, AP and PPC, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. In the last presidential elections in 2011, ten organizations participated, of which seven were political parties and three were electoral alliances. As of the 2011 election, the principal political parties and alliances in Peru are:

AP (Acción Popular or Popular Action). The AP supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded the AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections AP run as part of the now dissolved Frente de Centro political alliance. It is a center wing party and it is based in the populist action ideology. Among the current political parties, this party has held the presidency most frequently.

Alianza Fuerza 2011 (Alliance Strength 2011). This alliance was formed in 2010 by the Partido Nueva Mayoría (New Majority party) and Partido Renovación Nacional (National Renovation Party) principally to participate in the presidential elections held in 2011. This party is headed by Keiko Fujimori who was the presidential candidate, with Rafael Rey y Jaime Yoshiyama as vice presidential candidates. Alianza Fuerza 2011 obtained the second highest number of votes cast in the most recent presidential elections.

Alianza Gana Perú (Win Peru Alliance). Founded at the end of 2010 by Ollanta Humala in preparation for the presidential elections held in 2011, this alliance consists of various left-leaning parties such as the Partido Comunista del Perú (Communist Party of Peru), the Partido Socialista (Socialist Party), el Partido Socialista Revolucionario (Socialist Revolutionary Party), the Movimiento Político Voz Socialista (Socialist Voice Political Movement), and a significant constituency of the Movimiento Político Lima para Todos (Political Movement Lima for All). Alianza Gana Perú won the presidential elections, in a second round run-off, with 51.45% of valid votes cast.

APRA (Alianza Popular Revolucionaria Americana - Partido Aprista Peruano or American Popular Revolutionary Alliance – Peruvian Aprista Party). Initially left wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President Alan García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a runoff election in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote having campaigned on promises to tackle poverty and boost economic growth.

Partido Popular Cristiano (Christian People’s Party). The party was founded at the end of 1966 by a dissenting group of members of the Partido Democracia Cristiana (Christian Democratic Party). It is a right wing party and it is based in the Christian social doctrine.

Perú Posible (Possible Peru). The party was founded in 1999 replacing the formerly known Partido País Posible (Possible Country Party) that was founded by Peru’s former president, Alejandro Toledo, in 1994. The party seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment.

PPK (Alianza por el Gran Cambio or Alliance for Major Change). PPK is a political alliance formed in December 2010 by the Partido Popular Cristiano (Christian Popular Party), the Partido Humanista Peruano (Peruvian Humanist Party), the Partido Restauración Nacional (National Restoration Party) and the Partido Alianza por el Progreso (Alliance for Progress Party). The PPK nominated Pedro Pablo Kuczynski as its presidential candidate in the general elections held in 2011.

Solidaridad Nacional (National Solidarity). Founded and headed by the former mayor of Lima, Luis Castañeda Lossio in 1998, this party is a center-right party that espouses principles of liberalism and social-Christian agenda. This party was recognized as a formal party on May 4, 2006 by the National Elections Forum.

The following table provides congressional representation of each of the political parties as of the most recent election in 2011.

	Congressional Seats	%

Gana Perú	47	36.0
Fuerza 2011	37	29.0
Perú Posible	21	16.0
Alianza por el Gran Cambio	12	9.0
Alianza Solidaridad Nacional	9	7.0
Partido Aprista Peruano	4	3.0

Total	130	100.0

Source: Ministry of Economy and Finance.

President Ollanta Humala is a member of the Gana Perú party, which currently has the largest number of congressional seats.

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were normalized.

In July 2003, Peru presented a formal extradition request to the Japanese government for Alberto Fujimori based on criminal charges. The request was rejected by the Japanese government due to Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries enjoy good relations. On November 4, 2004, the foreign ministers of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006 an economic cooperation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute between Peru and Chile over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international legal channels, on January 16, 2008, Peru filed proceedings against Chile before the International Court of Justice, or ICJ. These proceedings have not damaged relations between Peru and Chile and economic relations between the two countries have continued to strengthen.

Peru maintains diplomatic relations with 112 countries and is a member of 39 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association, or ALADI;

•	the IADB;

•	the IMF;

•	the World Bank;

•	International Finance Corporation;

•	the CAF;

•	the Asia-Pacific Economic Cooperation; and

•	the Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•	Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•	Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•	Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008.

•	Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States has repeatedly renewed ATPDEA with the last renewal expiring on December 31, 2009. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of the ATPDEA given the approval of free trade agreement with the United States, or US FTA, which became effective in February 2009, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. However, the US FTA will allow imports of assembled products and textiles into the North American market, as provided in the agreement.

•	Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur.

•	On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•	On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•	On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with members of Mercosur.

•	In April 2006, Peru signed the TPA with the United States, which became effective in February 2009.

•	In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements. This agreement entered into force in March 2009.

•	In May 2008, Peru signed a free trade agreement with Canada. This agreement entered into force in August 2009.

•	In May 2008, Peru signed a free trade agreement with Singapore. This agreement entered into force in August 2009.

•	In April 2009, Peru signed a free trade agreement with the Republic of China. This agreement entered into force in March 2010.

•	In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. During 2011, this agreement entered into force with Switzerland, Liechtenstein and Iceland. The agreement with Norway entered into force in 2012.

•	In March 2011, Peru signed a free trade agreement with South Korea. This agreement entered into force in August 2011.

•	In April 2011, Peru signed a free trade agreement with Mexico. This agreement entered into force in February 2012.

•	In May 2011, Peru signed a free trade agreement with Panama. This agreement entered into force in May 2012.

•	In May 2011, Peru signed a free trade agreement with Costa Rica. This agreement entered into force during the second quarter of 2012.

•	In May 2011, Peru signed a free trade agreement with Japan. This agreement entered into force during March 2012.

•	In December 2011, Peru signed a free trade agreement with Guatemala.

•	On January 7, 2012, Peru and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

•	In March 2012, Peru and Thailand completed the eighth rounds of negotiations for the Peru-Thailand partnership.

•	On June 6, 2012, Chile, Colombia, Mexico, and Peru signed a master agreement confirming their intention to establish the Pacific Alliance, which aims to create a legal framework providing for economic, political and commercial integration of the countries in order to foster trade in goods and services amongst member states, as well as with other regions, particularly the Asia-Pacific region.

•	On June 27, 2012, Peru signed a Trade Agreement with the European Union, represented by the European Commission. The agreement entered into effect on March 1, 2013. Once fully implemented, the Trade Agreement will eliminate tariffs in all industrial and fisheries products, increase market access for agricultural products, improve access to public procurement, services and investment markets, further reduce technical barriers to trade, and establish common disciplines including on intellectual property rights, transparency and competition.

•	In March 2013, Russia and Peru established communication towards the negotiation of a free trade agreement. In April 2014, Russian and Peruvian officials renewed their commitment to the development of this agreement.

•	In March 2013, Peru reestablished negotiations with El Salvador regarding the establishment of a free trade agreement.

•	In March 2013, a delegation of Peruvian officials were invited to India in order to establish negotiations for a free trade agreement.

•	In October 2013, Peru and Turkey announced their intention to establish a free trade agreement.

•	On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a U.S.$3.0 billion regional development program to improve social and economic conditions along the border.

On May 2, 2011, Peru and the Republic of Ecuador exchanged communiqués with identical content regarding the maritime boundaries that will exist between the two countries. These communiqués establish a geographic parallel as the maritime boundary that will apply between Peru and the Republic of Ecuador to address the existence of islands in the adjacent land frontier, that constitutes a special circumstance under applicable international law. At the same time, the communiqués establish the bases for the development of a joint action plan in advance of a recognition between the parties of the Gulf of Guayaquil as a historic bay and will segregate interior waters in both jurisdictions as sovereign waters of both states. The foregoing agreements are all set forth in a series of annexes that are attached to the communiqués. As a result, by virtue of the exchange of communiqués, Peru presented a communiqué addressed to the Secretary General of the United Nations expressing its agreement that, given the existence of the islands, the parallel at Boca de Capones that is set forth in the Nautical Map of Ecuador IOA 42, will be the maritime boundary between Peru and the Republic of Ecuador. On June 6, 2011, Peru and the Republic of Ecuador registered with the United Nation the agreement that established their maritime boundaries.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security and trade. In November 2012, the two governments signed agreements for bilateral development, including a commitment to cooperate in the extraction of natural resources, foster mutual trade and facilitate sea transport in surrounding maritime territories in the Gulf of Guayaquil. In July 2013, the two governments renewed their commitment to increase electrical interconnectivity, agreeing to develop a 500 kV line as part of the International Electrical Interconnection Peru-Ecuador project.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations throughout Peru. The Government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee, considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last several years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path. For example, in October 2012, the Shining Path attacked Kiteni, which is the site of transport for employees of the Consorcio Camisea companies. Three helicopters were destroyed in the attack.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the Government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating anti-terrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the interior challenges the Government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism and other criminal practices to flourish, creating a corrupt, violent and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

During 2011, there was a slight increase in the production of coca from 61,200 hectares in 2010 to 62,500 hectares in 2011 compared to 60,400 hectares in 2012 and 49,800 hectares in 2013. In 2011, 10,290 hectares of coca fields were eradicated, 14.5% less than in 2010. In 2012, 14,171 hectares were eradicated, 37.7% more than in 2011 compared to 14,235 hectares in 2013 and 23,947 hectares in 2014. In addition to Peru’s coca crop, production of poppies, the raw material for heroin, has decreased in Peru since 2008. During 2011, the Government did not eradicate any hectares of poppies. In 2012, 18 hectares were eradicated.

The Government has also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism.

Legal Proceedings

On June 24, 2011, Renée Rose Levy and Gremcitel S.A. filed a motion for arbitration before the ICSID in relation to a property development project. On March 21, 2014, each party filed a statement of costs. Resolution of this case is pending.

On April 9, 2013, an ICSID arbitral tribunal was constituted in order to arbitrate a claim filed by the Renco Group, Inc. against the Republic of Peru in connection with alleged breaches of treaty obligations relating to Renco’s mining operations. The tribunal held its first session in London on July 18, 2013. Resolution of this claim is pending.

On August 18, 2014, Bear Creek Mining Corporation of Canada filed a request for arbitration before the ICSID against Peru, pursuant to the provisions of the 2009 Free Trade Agreement with Canada and based on the terms of a mining concession. The claim alleges breaches of treaty obligation in connection with Bear Creek’s mining operations. On May 29, 2015, Bear Creek filed a legal memorandum with the tribunal in support of its claims. A decision on the merits of the claim is pending.

THE ECONOMY

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The Government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy experienced a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•	class and social conflicts, characterized by populist resentment against the economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•	an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living that resulted from higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted the Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners in exchange for long-term bonds issued by Peru, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition. During 2010, there was an increase in the volume of administrative and judicial claims filed against Peru in connection with the payment of amounts due in respect of the bonds issued by Peru pursuant to the Agrarian Reform Law. In accordance with a resolution issued by the Peruvian Constitutional Court in 2013, the executive branch enacted a by-law regulating an administrative procedure through which the debt corresponding to the Agrarian bonds can be brought to present value.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production decreased.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program designed to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The Government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in international prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. The policies adopted by President Alan García Pérez, who assumed the presidency in 1985, brought Peru to a deepening economic crisis. The García administration increased spending, declared a debt moratorium and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the annual inflation rate had increased to 7,650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration was also had to confront terrorist activities by the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation and open the economy to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened the economy to foreign investment and lifted exchange controls and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by the dissolution of Congress in 1992, his consolidation of power in the executive branch following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a transition basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline and transparency to the Government. He pledged to increase the living standards of the poor and disadvantaged, who constitute a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than U.S.$30.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained GDP growth since the fourth quarter of 2001. Despite this growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment and poverty.

On June 4, 2006, President García was elected to a five-year term after winning approximately 53% of the nationwide vote in a run-off election against Ollanta Humala. The García administration was elected on a platform that sought to implement social and political reforms and to provide continuity to the macroeconomic stability of the preceding years, as well as solidifying Peru’s relationships with its international partners. President García adopted policies that brought Peru closer to the United States and other developed economies, seeking to consolidate the existing relationships and sign trade agreements with these countries. President García also sought to achieve economic development for all Peruvians while ensuring economic and political stability. During President García’s term in office, Peru signed free trade agreements with the United States, Canada, Singapore, China and Chile, and continued with market-oriented policies that spurred economic growth.

On June 5, 2011, Ollanta Humala was elected president to a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administration’s economic policies. Shortly after his inauguration, President Humala confirmed Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

Since taking office on July 28, 2011, President Humala’s administration has continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration has not made any significant shift in trade policy and has not experienced any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration is also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population. President Humala has vowed to lift the country out of extreme poverty by investing in social inclusion programs, with an emphasis on health, education and infrastructure projects.

Developments from 2010 to 2014

Introduction

From 2010 to 2014, Peru experienced a period of sustained economic expansion. The economy expanded by 8.5% in 2010, 6.5% in 2011, 6.0% in 2012, 5.8% in 2013 and 2.4% in 2014. Provided below is a discussion of the key trends and events affecting economic results during this period.

2010

During 2010, GDP grew by 8.5%, compared to 2009. The sectors that experienced growth were agriculture and livestock, hydrocarbons, construction, utilities and other services. The expansion of 29.5% in the hydrocarbons sector in 2010 was due primarily to oil extraction, especially that of natural gas. The dynamic development of the natural gas market in the country was driven by an increased use of this resource in the electric power market, and in mechanic transportation, as well as in industrial, commercial and residential consumption. The expansion in the utilities sector was due to increased production in the electric power sector/industry. Growth in the construction sector resulted in a greater local consumption of concrete and in increased investment in construction works. The livestock and agriculture sectors grew, primarily driven by increased production of products destined for the domestic market. Finally, the commerce sector grew as a result of the increase in the commerce of motor vehicles, construction and hardware materials.

The following were the key economic results during 2010:

•	public sector domestic debt totaled U.S.$16.1 billion, or 10.8% of GDP;

•	the current account registered a deficit equal to 2.5% of GDP;

•	exports increased 32.3%, from U.S.$27.1 billion to U.S.$35.8 billion, as compared to a decrease of 12.7% during 2009;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$0.4 billion, or 0.2% of GDP, as compared to a deficit of U.S.$1.9 billion, or 1.3% of GDP, for 2009;

•	inflation increased by 2.1%, as compared to an inflation rate of 0.2% for 2009;

•	public sector external debt totaled U.S.$19.9 billion, or 13.4% of GDP;

•	net international reserves of the Central Bank increased to U.S.$44.1 billion as of December 31, 2010, compared to U.S.$33.1 billion as of December 31, 2009; and

•	foreign direct investment was U.S.$8.2 billion, as compared to U.S.$6.0 billion during 2009.

2011

In 2011, GDP expanded by 6.5% compared to 2010. The deceleration of economic growth was primarily due to a moderation in the domestic demand dynamic, as a result of a decrease in public expenditures during the year. This decrease in public expenditures was principally caused by the issuance, in March 2011, of Supreme Decree No. 012-2011 which sought to increase public savings in order to withstand the adverse effects of a downturn in the international economy after the 2009 crisis and a decrease in private investment. The current account posted a deficit equivalent to 1.9% of GDP. The following were the other key economic results during 2011:

•	public sector domestic debt totaled U.S.$18.1 billion, or 10.6% of GDP;

•	public sector external debt totaled U.S.$20.2 billion, or 11.8% of GDP;

•	exports increased 29.5%, from U.S.$35.8 billion to U.S.$46.4 billion, as compared to an increase of 32.3% during 2010;

•	the overall balance of the non-financial public sector registered a surplus of U.S.$3.4 billion, or 2.0% of GDP, as compared to a deficit of U.S.$0.4 billion or 0.2% of GDP, for 2010;

•	the inflation rate was 4.7%, as compared to an inflation rate of 2.1% for 2010;

•	the net international reserves of the Central Bank increased to U.S.$48.8 billion as of December 31, 2011 as compared to U.S.$44.1 billion as of December 31, 2010; and

•	foreign direct investment was U.S.$7.5 billion, as compared to U.S.$8.2 billion during 2010.

2012

In 2012, GDP expanded by 6.0% compared to 2011. The deceleration of economic growth as compared to 2011 was primarily due to a decrease in net exports and an increase in international economic uncertainty. The trade balance recorded a surplus of U.S.$6.3 billion compared to U.S.$9.2 billion in 2011, while the current account posted a deficit of U.S.$5.2 billion, or 2.7% of GDP. The following were the other key economic results during 2012:

•	public sector domestic debt totaled U.S.$20.2 billion, or 10.4% of GDP;

•	public sector external debt totaled U.S.$20.4 billion, or 10.6% of GDP;

•	exports increased slightly by 2.2%, from U.S.$46.4 billion in 2011 to U.S.$47.4 billion in 2012, as compared to a 29.5% increase in 2011 compared to 2010;

•	the overall balance of the non-financial public sector registered a surplus of U.S.$4.2 billion, or 2.2% of GDP, as compared to a surplus of U.S.$3.4 billion, or 2.0% of GDP for 2011;

•	the inflation rate was 2.6%, as compared to an inflation rate of 4.7% for 2011;

•	the net international reserves of the Central Bank increased to U.S.$64.0 billion as of December 31, 2012, as compared to U.S.$48.8 billion as of December 31, 2011; and

•	foreign direct investment was U.S.$11.8 billion in 2012, as compared to U.S.$7.5 billion in 2011.

2013

In 2013, GDP expanded by 5.8% compared to 2012, due largely to public sector investment and public and private consumption. The trade balance recorded a surplus of U.S.$0.6 billion compared to a U.S.$6.3 billion surplus in 2012, while the current account posted a deficit of U.S.$8.5 billion or 4.2% of GDP. The following were the key economic results during 2013:

•	public sector domestic debt totaled U.S.$20.0 billion, or 9.9% of GDP;

•	public sector external debt totaled U.S.$18.8 billion, or 9.3% of GDP;

•	exports decreased by 9.6%, from U.S.$47.4 billion in 2012 to U.S.$42.9 billion in 2013, as compared to a 2.2% increase in 2012 compared to 2011;

•	the overall balance of the non-financial public sector registered a surplus of U.S.$2.0 billion, or 0.9% of GDP, as compared to a surplus of U.S.$4.2 billion, or 2.3% of GDP for 2012;

•	the inflation rate was 2.9%, as compared to an inflation rate of 2.6% for 2012;

•	the net international reserves of the Central Bank increased to U.S.$65.7 billion as of December 31, 2013, as compared to U.S.$64.0 billion as of December 31, 2012; and

•	foreign direct investment was U.S.$9.2 billion in 2013, as compared to U.S.$11.8 billion in 2012.

In 2014, GDP grew by 2.4% compared to 2013, due principally to an increase in private consumption and in public and private investment, which represented, respectively, 63.1%, 5.6% and 20.4% of GDP. The trade balance registered a deficit of U.S.$1.3 billion at December 31, 2014, while the current account reflected a deficit of U.S.$8.0 billion or 4.0% of GDP. The following were the other key economic results during 2014:

•	public sector domestic debt totaled U.S.$20.8 billion, or 10.3% of GDP;

•	public sector external debt totaled U.S.$19.8 billion, or 9.8% of GDP;

•	exports decreased by 7.8%, from U.S.$42.9 billion in 2013 to U.S.$39.5 billion in 2014;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$0.5 billion, or 0.3% of GDP in 2014, as compared to a surplus of U.S.$2.0 billion, or 0.9% of GDP in 2013;

•	the inflation rate was 3.2%, or compared to an inflation rate of 2.9% in 2013;

•	the net international reserves of the Central Bank decreased to U.S.$62.3 billion at December 31, 2014, compared to U.S.$65.7 billion at December 31, 2013; and

•	foreign direct investment was U.S.$7.8 billion in 2014, as compared to U.S.$9.2 billion in 2013.

Developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela

Developments in countries throughout Latin America have had and Peru expects they will continue to have a significant impact on economic growth and political developments in Peru. In particular, political and economic developments of Peru’s neighbors in South America have substantial effects on Peru, including developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela. Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The Economic Policies of the Humala Administration

On June 5, 2011, Ollanta Humala was elected president after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members of the previous administration and had been strong proponents of open market policies.

Since taking office on July 28, 2011, President Humala’s administration has continued to implement policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment. Also, the Humala administration has not made a shift in trade policy and has not experienced any changes to existing arrangements with its major trading partners, relative to the prior administration.

In addition to strong economic growth, the Humala administration is also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population. President Humala has vowed to lift the country out of extreme poverty by investing in social inclusion programs, with an emphasis on health, education and infrastructure projects.

The following are some of the key initiatives and laws that have been implemented by President Humala’s administration:

•	Prior Consultation Right of Local Indigenous Communities. On September 7, 2011, the Government passed Law No. 29785 on the Prior Consultation Right of the Indigenous Population, which is based on the International Labor Organization’s 169th Convention that was ratified by Peru in 1993. The law establishes a prior consultation procedure that the Government must carry out with local indigenous communities whose rights may be directly affected by new legislative or administrative measures, as well as national and regional plans, programs and projects. Complementary regulations are found in Supreme Decree No. 001-2012-MC.

•	Mining Royalty Tax. On September 28, 2011, the Government amended the royalty mining law to increase taxation on metallic and non-metallic mining activities. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources will be the greater of a statutory scale of tax rates applied to a company’s operating profit and 1.0% of a company’s net sales. The Government seeks to use the additional resources from mining activities to improve the infrastructure in some of the poorest areas of the country.

•	Pension 65. In the fourth quarter of 2011, President Humala launched the Pension 65 program, which is designed to provide financial assistance to senior citizens over the age of 65 who do not have access to pension plan benefits. The program has been rolled out to some of the poorest regions in the country, assisting over 40,000 senior citizens during its first year. in extreme poverty by providing them with S/.250 per month. The Government intends to gradually roll out this program on a national scale.

•	Other Social Programs. Other social initiatives launched by the Humala administration in 2011 include a system of mobile emergency medical units serving the poorest areas (SAMU) of the country; academic scholarships for underprivileged students (Beca 18); the program Juntos, which provides monetary incentives to families in extreme poverty in exchange for their commitments to provide their children with medical and educational services offered by the Government; and the program Cuna Más (One More Crib) which provides cribs and child care services for the first-born child in homes located in high-poverty districts and aided 4,884 families in its first year.

Gross Domestic Product and the Structure of the Economy

In the five year period ended December 31, 2014, Peru’s economy grew at an annual compound rate of 5.8% in real terms. The economic expansion during this period has been based on solid economic fundamentals resulting from strong private investment, price stability, improvement in public finances and lower external public debt. Since 2010, domestic demand (total gross investment and public and private consumption) has been the main source of GDP growth, with a 7.7% average increase in real terms between 2010 and 2014. Peru’s economy grew in real terms by 8.5% in 2010, 6.5% in 2011, 6.0% in 2012, 5.8% in 2013, and by 2.4% in 2014, primarily as a result of growth in domestic demand of 2.2% and in public and private consumption.

During 2010, private consumption was U.S.$90.8 billion, a growth of 8.7% in real terms, as a result of a slower increase in national income. Private investment increased 25.9%, largely driven by a considerable number of projects developed, primarily in the mining, hydrocarbons, electricity, transportation, telecommunications and manufacturing sectors. Total gross investment increased 38.8%, while public and private investment increased 14.2% and 25.9%, respectively, in each case, as compared to 2009.

In 2011, private consumption was U.S.$102.3 billion, an increase of 6.0% in real terms, as a result of an increase in national disposable income, higher rates of employment and an increase in consumer confidence. Total gross investment increased 12.9%, public investment decreased 11.2% and private investment increased 11.0%, as compared to 2010. The decrease in the growth of private investment was due to the uncertainty generated by the presidential elections held during the second half of 2011 and the social protests against mining investments.

In 2012, private consumption was U.S.$117.6 million, representing a growth of 6.1% in real terms as a result of growth in national disposable income, which increased by 6.6% in 2012, as compared to 2011, higher national rates of urban employment, which increased by 4.0% in 2012 as compared to 2011, and consumer credit, which increased by 14.4% in 2012 as compared to 2011. Public investment increased 19.9% in 2012 due to a considerable number of projects undertaken by local and regional governments in road and infrastructure, education, health, clean drinking water and sewage developments, while private investment increased 15.6% during the year, primarily due to an increase in the levels of construction corresponding to the development of several new housing and commercial real estate projects. Total gross investments increased 10.2% during 2012 compared to 2011.

In 2013, private consumption was U.S.$124.4 billion, representing a growth of 5.3% in real terms as a result of growth in national disposable income, which increased by 4.8% in 2013 as compared to 2012. Public investment increased 10.7% in 2013 due to higher levels of investment in local and national government projects, while private investment increased 6.6% during the year, due principally to increased investment in the mining, hydrocarbons, manufacturing, and fishing sectors. Total gross investment increased 10.4% during 2013 compared to 2012.

In 2014, private consumption experienced an annual average increase of 4.1% in real terms as compared to 2013. Gross public investment decreased 2.4% in 2014 due mainly to investments made by the regional government, and to a lesser extent, investments made by municipal governments, while gross private investment decreased 1.6% during the year, due principally to a slowdown in several sectors of the economy, which was reflected in decreased capital goods imports and a slower growth in the construction sector, among others, in each case as compared to 2013. Total gross investments decreased 3.5% during 2014 as compared to 2013.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Government consumption	15,778	17,505	20,929	22,568	23,948
Private consumption	90,830	102,348	117,639	124,396	127,992
Gross investment:
Public sector	8,781	8,276	10,483	11,676	11,992
Private sector	28,506	32,711	39,374	42,120	41,263
Change in inventories	151	2,968	728	3,131	1,302

Total gross investment	37,438	43,955	50,585	56,927	53,792
Exports of goods and services	39,495	50,632	52,330	48,295	45,407
Imports of goods and services	34,875	43,681	48,501	49,851	48,509

Net (exports)	4,620	6,951	3,829	(1,556)	(3,086)
GDP	148,666	170,759	192,983	202,335	202,630

(1)	Preliminary data.

Source: Central Bank, information as of February 15, 2015 Nota Semanal No. 7-2015 (Feb. 20, 2015).

Gross Domestic Product by Expenditure

(in millions of nuevos soles, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Government consumption	42,036	44,063	47,634	50,802	54,053
Private consumption	234,031	248,045	263,183	277,236	288,705
Gross investment:
Public sector	21,982	19,513	23,399	25,898	25,280
Private sector	76,117	84,464	97,625	104,022	102,324
Change in inventories	485	7,305	1,569	5,403	3,022

Total gross investment	98,585	111,282	122,592	135,323	130,626
Exports of goods and services	105,044	112,310	118,818	117,289	116,120
Imports of goods and services	97,316	108,648	120,954	124,491	112,625

Net (exports)	7,728	3,662	(2,136)	(7,202)	(6,506)
GDP	382,380	407,052	431,273	456,159	466,879

(1)	Preliminary data.

Source: Central Bank.

From 2010 to 2014, public savings increased due to increased tax collections. In 2010, 2011, 2012, 2013 and 2014, public savings reached 6.3%, 7.4%, 8.1%, 7.0% and 5.9% of GDP, respectively, due primarily to an increase in current revenues. In 2014, public savings reached 5.9% of GDP primarily due to a larger increase in public expenditures compared to tax revenues, resulting in a lower percentage of public savings compared to GDP in 2014. Private savings represented 16.5% of GDP in 2010, 16.4% in 2011, 15.4% in 2012, 16.6% in 2013 and 16.7% in 2014.

From 2010 to 2014, domestic savings as a percentage of GDP varied from 22.8% to 22.6%, due primarily to an increase in both private and public savings, reflecting improvement in the economic factors discussed above. During 2010, domestic savings represented 22.8% of GDP, 23.9% in 2011, 23.5% in 2012, 23.6% in 2013, and 22.6% in 2014. This result in 2014 was due to an increase in public and private consumption of 6.4% and 4.1%, respectively.

External savings represented 2.4% of GDP in 2010, 1.9% in 2011, 2.7% in 2012, 4.2% in 2013 and 4.0% in 2014. The decrease during 2011 that was followed by a recovery in 2012 was mainly due to increased levels of fixed investment during 2012 compared to 2011. The slight decrease in external savings as a percentage of GDP in 2014 compared to 2013.

In 2013, the slight increase in investment to 27.8% of GDP from 26.2% in 2012 was due primarily to higher external savings, which increased from 2.7% of GDP to 4.2% in the same period.

Domestic investment as a percentage of GDP was 20.9% in 2009 and rebounded to 25.2% in 2010 closing out 2014 at 26.6%, with investment flowing mainly into mining projects, the Camisea gas project, the construction of new plants and the expansion of existing ones principally in the cement, food, electricity and hotel industries. This dynamism was the result of the natural increase of supply as domestic demand increased with sustained economic growth. This trend continued in 2013 as domestic investment increased to 27.8% decreasing to 26.6% in 2014, primarily due to a decrease in public investment.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Government consumption	10.6	10.2	10.8	11.2	11.8
Private consumption	61.1	60.0	61.0	61.6	63.1
Gross investment:
Public sector	5.9	4.8	5.4	5.8	5.6
Private sector	19.2	19.2	20.4	20.9	20.4
Change in inventories	0.1	1.8	0.4	1.1	0.6

Total gross investment	25.2	25.7	26.2	28.7	26.6
Exports of goods and services	26.6	29.7	27.1	24.1	22.4
Imports of goods and services	23.5	25.6	25.1	24.7	23.9

Net (exports)	3.1	4.1	2.0	(0.6)	(1.5)

GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Government consumption	5.6	4.8	8.1	6.7	6.4
Private consumption	8.7	6.0	6.1	5.3	4.1
Gross investment:
Public sector	12.2	(11.2)	19.9	10.7	(2.4)
Private sector	25.9	11.0	15.6	6.6	(1.6)
Change in inventories	38.8	1,404.6	(78.5)	244.4	(44.1)

Exports of goods and services	1.3	6.9	5.8	(1.3)	(1.0)
Imports of goods and services	26.1	11.6	11.3	2.9	(1.5)

Net (exports)	70.8	(52.6)	(158.3)	(237.1)	9.7
Real GDP	8.5	6.5	6.0	5.8	2.4

(1)	Preliminary data.

Source: Central Bank, information as of February 15, 2015 in Nota Semanal No. 7-2015 (Feb. 20, 2015).

Investment and Savings

(as a percentage of current GDP)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Domestic savings:
Public savings	6.3	7.4	8.1	7.0	5.9
Private savings	16.5	16.4	15.4	16.6	16.7

Total domestic savings	22.8	23.9	23.5	23.6	22.6
External savings	2.4	1.9	2.7	4.2	4.0

Total savings	25.2	25.7	26.2	27.8	26.6
Domestic investment	25.2	25.7	26.2	27.8	26.6

(1)	Preliminary data.

Source: Central Bank, information as of February 15, 2015 in Nota Semanal No. 7-2015 (Feb. 20, 2015)

As indicated in the table below, the standard of living of the Peruvian population as measured by GDP per capita increased an average of 9.8% per year from 2010 to 2014. Per capita GDP rose from U.S.$5,046 in 2010 to U.S.$6,575 in 2014 due principally to increased commercial activity and greater access to employment, and sustained growth in domestic demand. Per capita GDP increased by 20.8% in 2010, 13.6% in 2011, 11.7% in 2012 and 3.4% in 2013, and decreased 0.7% in 2014.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	2010	2011	2012	2013	2014
Per capita GDP	5,046	5,731	6,404	6,623	6,575

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector

(in millions of nuevos soles, at constant 2007 prices)

	For the year ended December 31
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Primary production:
Agriculture and livestock(2)	21,766	22,658	23,991	24,329	24,698
Fishing	1,891	2,892	1,960	2,315	1,753
Mining and hydrocarbons(3)	50,714	51,043	52,473	55,026	54,605

Total primary production	74,371	76,593	78,424	81,670	81,057
Secondary production:
Manufacturing	59,255	64,330	65,265	69,002	66,258
Construction	23,993	24,848	28,779	31,392	31,874
Electricity and water	6,501	6,994	7,401	7,811	8,193

Total secondary production	89,749	96,172	101,445	108,205	106,325
Services:
Wholesale and retail trade	40,420	44,034	47,218	49,995	52,193
Other services(4):
Transportation and communications	34,726	37,859	40,616	40,616	41,700
Financial services and insurance	14,404	15,687	17,331	17,331	19,515
Services rendered to private enterprise	18,886	20,487	21,721	21,721	23,155
Restaurants and hotels	12,265	13,554	14,423	14,423	15,076
Government services	19,678	20,803	21,889	21,889	22,756
Other services	54,524	57,550	49,960	60,323	64,381
Taxes	33,847	35,770	38,246	39,986	40,710

Total other services	177,840	190,253	204,186	216,289	227,293

Total services	218,260	234,287	251,404	266,284	279,498
Total GDP	382,380	407,052	431,273	456,159	466,880

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank, information as of February 15, 2015 in Nota Semanal No. 7-2015 (Feb. 20, 2015).

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the prior year.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Primary production:
Agriculture and livestock(2)	5.7	5.6	5.6	5.3	5.3
Fishing	0.5	0.7	0.5	0.5	0.3
Mining and hydrocarbons(3)	13.3	12.5	12.2	12.1	11.7

Total primary production	19.4	18.8	18.2	17.9	17.3
Secondary production:
Manufacturing	15.5	15.8	15.1	15.1	14.3
Construction	6.3	6.1	6.7	6.9	6.8
Electricity and water	1.7	1.7	1.7	1.7	1.8

Total secondary production	23.5	23.6	23.5	23.7	22.9
Services:
Wholesale and retail trade	10.8	10.9	11.0	11.0	11.2
Other services(4):
Transportation and communications	8.1	8.5	8.8	8.9	8.9
Financial services and insurance	3.4	3.5	3.6	3.8	4.2
Services rendered to private enterprise	4.5	4.6	4.8	4.8	5.0
Restaurants and hotels	2.9	3.0	3.1	3.2	3.2
Government services	4.9	4.8	4.8	4.8	4.9
Other services	13.8	13.4	13.3	13.2	13.8
Taxes	8.9	8.8	8.9	8.8	8.6

Total other services	46.5	46.7	47.3	47.5	48.6

Total services	57.1	57.6	58.3	58.4	59.8
Total GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank, information as of February 15, 2015 in Nota Semanal No. 7-2015 (Feb. 20, 2015).

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Primary production:
Agriculture and livestock(2)	4.9	4.5	5.7	1.4	1.4
Fishing	(12.2)	31.8	(13.2)	18.1	(27.9)
Mining and hydrocarbons(3)	(0.1)	(0.2)	2.2	4.9	(0.8)
Total primary production	2.3	3.4	3.7	4.1	(0.9)
Secondary production:
Manufacturing	14.1	5.6	1.6	5.7	(3.3)
Construction	17.4	3.0	15.1	9.1	1.7
Electricity and water	7.7	7.4	5.4	5.5	4.9
Total secondary production	14.4	5.0	5.7	6.7	(1.3)
Services:
Wholesale and retail trade	9.7	8.8	6.7	5.9	4.4
Other services(4)	7.7	8.1	7.1	5.9	4.9
Total services	8.2	8.3	7.0	5.9	4.8
Total GDP	8.5	6.5	6.0	5.8	2.4

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

In 2010, GDP grew 8.5%, as compared to 2009, due primarily to increased activity in the non-primary sectors, principally non-primary manufacturing, construction and commerce. The 14.1% rate of growth in the manufacturing sector during 2010 was due expended production for domestic consumption. The 17.4% rate of growth in the construction sector during 2010 was primarily due to an increase in private and public construction, including the construction of the Red Básica del Metro de Lima, an electric train system consisting of six lines on which construction commenced in 2010 and is projected to conclude in 2016, as well as the expansion of national highways.

During 2011, GDP grew 6.9%, compared to 2010, principally driven by increased activity in fishing and agriculture and in the services sector. GDP growth was reduced during 2011, as compared to 2010, due to increased volatility in the economy as a result of the uncertainty generated by the presidential elections held during 2011 and fear of a downturn in the international economy that affected investment.

During 2012, GDP grew 6.3%, compared to 2011, principally driven by increased construction activity, which grew by 15.2% as compared to 2011, along with growth in the services sector as a whole, which grew by 7.1%, as compared to 2011. GDP growth decelerated during 2012, primarily due to supply factors in primary production that adversely affected growth, which was partly offset by increased domestic demand.

During 2013, GDP grew 5.8%, compared to 2012, driven by growth in all sectors of the economy. Sectors showing a relatively high level of growth included commerce, (5.9% growth), construction, (9.1%), business services (6.9%), transportation and communications (5.3%), and hospitality, (6.4%).

During 2014, GDP grew 2.4% as compared to 2013. This increase was primarily driven by growth in the commerce (4.4%), financial services (12.6%), business services (6.6%), communications (6.5%) and utility services (including electricity, water and gas) (4.9%).

Primary Production

Primary production in Peru comprises agriculture and livestock, forestry, fishing, mining and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP in 2012 were agriculture and livestock, which, together with forestry, accounted for 5.6% of GDP in 2011 and 2012, respectively. In total, the primary sector contributed 18.8% and 18,2% to GDP in 2011 and 2012, respectively.

During 2010, primary production grew by 2.3%, 1.0 percentage higher than 2009, due to the increased production in agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 5.7% in 2010. In total, the primary sector contributed 19.4% to GDP in 2010.

During 2011, primary production grew by 3.4%, 1.1 percentage points higher than during 2010, due to increased production in the fishing and fuel sectors. In 2012, primary production grew 3.7%, 0.4 percentage points higher than in 2011, due to increased production in the agriculture, livestock, mining and hydrocarbons sectors.

During 2013, primary production grew by 4.1%, 0.4 percentage points below 2012, due to decreased production in agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 5.3% in 2013. In total, the primary sector contributed 17.9% to GDP in 2013.

During 2014, primary production decreased by 0.9% and contributed 17.3% to GDP, a decline of 0.6 percentage points compared to 2013, due to decreased production in fishing and mining and hydrocarbons. In terms of contribution to GDP, fishing accounted for 0.4% in 2014 and mining and hydrocarbons accounted for 11.7%.

The following table presents the production of selected primary goods for the periods presented.

Selected Primary Goods Production

(in millions of nuevos soles, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Agriculture:
Cotton	163.0	312.0	283.0	211.0	235.0
Rice	2,312.0	2,143.0	2,486.0	2,487.0	2,341.0
Coffee	1,337.0	1,558.0	1,534.0	1,226.0	1,006.0
Sugar cane	580.0	581.0	610.0	646.0	668.0
Corn	1,382.0	1,342.0	1,456.0	1,491.0	1,394.0
Potato	1,719.0	1,839.0	2,021.0	2,067.0	2,102.0
Wheat	180.0	175.0	185.0	188.0	175.0
Vegetables	1,073.0	1,086.0	1,162.0	1,216.0	1,184.0
Fruits	2,186.0	2,167.0	2,345.0	2,688.0	2,855.0
Tubers	1,005.0	979.0	1,007.0	1,003.0	1,007.0
Other agricultural(2)	4,416.0	4,790.0	5,387.0	5,428.0	5,724.0

Total agriculture	16,353.0	17,002.0	18,476.0	18,651.0	18,692.0
Livestock:
Poultry	4,679.0	4,977.0	5,375.0	5,518.0	5,883.0
Eggs	881.0	981.0	970.0	1,081.0	1,108.0
Milk	1,395.0	1,451.0	1,490.0	1,504.0	1,531.0
Lamb	—	—	—	—	—
Pork	548.0	556.0	598.0	609.0	627.0
Beef	1,470.0	1,528.0	1,600.0	1,630.0	1,645.0
Other(2)	813.0	857.0	901.0	867.0	783.0

Total livestock	9,786.0	10,350.0	10,934.0	11,209.0	11,577.0
Fishing	1,891.0	2,892.0	1,960.0	2,431.0	1,753.0

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Production Ministry.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. Approximately 16.8% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity generally increased during the 1990s. The agriculture and livestock sector in recent years generally has grown at a rate lower than growth in GDP. Growth in the sector was 4.3% in 2010, 4.1% in 2011, 5.9% in 2012, 1.6% in 2013 and 1.4% in 2014.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 59.9% and 58.2% of agricultural production in 2014 and 2013, respectively. Peru’s traditional agricultural products include cotton, sugar, coffee and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit and oranges. Animal husbandry – sheep, poultry and cattle – is predominant in the south.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 11.2% and 10.2% of agricultural production in 2014 and 2013, respectively. Other important export crops include cochineal, cocoa, carmine and marigold flour. In recent years, production of fruit, particularly mangos, grapes and avocados, for the export market has increased. Cotton, rice and sugar are produced for both the domestic and the export markets.

The following table provides the annual percentage change in the production of selected primary goods for the periods presented.

Selected Primary Goods Production

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Agriculture:
Cotton	(33.6)	91.4	(9.3)	(25.4)	11.4
Rice	(5.3)	(7.3)	16.0	0.0	(5.9)
Coffee	14.7	18.8	(3.4)	(20.1)	(17.9)
Sugar cane	(0.8)	0.2	5.0	5.9	3.4
Corn	(1.4)	(2.9)	8.5	2.4	(6.5)
Potatoes	1.1	7.0	9.9	2.3	1.7
Wheat	(3.0)	(2.8)	5.7	1.6	(6.9)
Vegetables	0.7	1.2	7.0	4.6	(2.6)
Fruits	16.9	(0.9)	8.2	14.6	6.2
Tubers	11.0	(2.6)	2.9	(0.4)	0.4
Other agricultural(2)	1.2	8.5	12.5	0.8	5.5

Total agriculture	2.6	4.0	8.7	1.0	0.2
Livestock:
Poultry	5.8	6.4	8.0	2.7	6.6
Eggs	6.1	11.4	(1.1)	11.4	2.5
Milk	1.6	4.0	2.7	0.9	1.8
Lamb	—	—	—	—	—
Pork	0.9	1.5	7.6	1.8	3.0
Beef	4.4	3.9	4.7	1.9	0.9
Other	0.2	5.4	5.1	(3.8)	(9.7)

Total livestock(2)	4.2	5.8	5.6	2.5	3.3

Fishing	(19.6)	52.9	(32.2)	24.0	(27.9)

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Ministry of Production and MINAG.

In 2010, the agriculture and livestock sector grew by 4.3%, contributing 5.7% to GDP. The expansion in the agriculture and livestock sector in 2010 was the result of increased production of traditional export products, such as coffee, olives, mangos, cacao and asparagus, an increased production of agricultural products for domestic consumption, including onions, tangerines, bananas and lemons and an increased production in the poultry sector due to increased production of poultry, beef, lamb, pork, fresh milk and eggs.

In 2011, the agriculture and livestock sector grew by 4.1%, contributing 5.6% to GDP. The expansion in the agriculture and livestock sector during 2011 was driven primarily by increased production of cotton, potatoes, asparagus, palm oil, coffee and citrus.

In 2012, the agriculture and livestock sector grew by 5.9%, contributing 5.6% to GDP. The expansion in the agriculture and livestock sector during 2012 was driven primarily by an increased production of rice, potatoes, and corn, and increased production of poultry, which was slightly offset by decreased production of cotton and coffee, both primarily the result of decreased planting levels due to lower international prices for these goods as well as higher-than-average temperatures which affected cotton production. The decreased production of cotton was also affected by lower international cotton prices.

In 2013, the agriculture and livestock sector grew by 1.6%, contributing 5.3% to GDP. The expansion in the agriculture sector during 2013 was due primarily to favorable climactic conditions and access to hydrological resources that provided for proper development environment for crops, along with higher prevailing market prices for Peru’s principal crops, incentivizing higher levels of production. The largest agricultural production increases were seen in mangoes, grapes, sugar cane, potatoes, yucca, cacao, corn, and oranges. In the livestock subsector, the largest increases were seen in eggs, poultry, cattle, and dairy products.

In 2014, the agriculture and livestock sector grew by 1.4%, contributing 5.3% to GDP. The small expansion in the agriculture sector during 2014 was due primarily to unfavorable climactic conditions, while access to hydrological resources provided for proper development environment for certain crops, despite high market prices which incentivized higher levels of agricultural production in Peru. The largest agricultural production increases were seen in cotton, sugar cane, potatoes, and various fruits. In the livestock subsector, the largest increases were seen in eggs, poultry, cattle and dairy products.

The Humala administration’s policies seek to increase competitiveness of the agricultural sector contributing to decreased poverty of the rural population. The policies also seek to adapt the current agricultural structure to the new scenarios generated by local and international economic and social factors and the effects of changes in weather patterns.

The strategy for the agricultural sector seeks to ensure the supply of food to the population and its continued contribution to growth in employment and as a source of foreign exchange that promotes macroeconomic stability. The role of the agriculture sector transcends the three levels of the Government (national, regional and local governments), based on a sectorial plan of agricultural development that guides its intervention in the whole territory of Peru.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.4% and 0.5% to GDP in 2014 and 2013, respectively. Traditional fish products, however, are Peru’s third largest single export after mining and petroleum and natural gas, accounting for 7.3% and 6.4% of exports in 2014 and 2013, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the late 1960s, Peru was the world’s leading fish producer. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and the adverse impact of pervasive overfishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The Government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In June 2008, the regulatory structure of the fishing sector was changed from a global quota system to an individual fishing quota system per fishing entity, in order to allow efficient investment in the sector by private sector investors.

In 2010, the fishing sector declined by 19.6%, mainly due to a decrease in fish catch for indirect and direct human consumption. Anchovy catches for industrial consumption reached 3,321 million tons, 42.8% less than in 2009. In addition, catches of fish species for direct human consumption decreased, due to reduced availability of fresh fish species, as well as fish catches for frozen food. However, fish catches for preparation of canned fish increased. During 2010, fishing off-season days reached 231, compared to 207 off-season days in 2009.

In 2011, the fishing sector grew 52.9%, mainly due to an increase of 110.0% in fish catch for industrial consumption and 17.4% for human consumption. The production of frozen and canned fish increased by 20.3% and 2.0%, respectively, in each case compared to 2010.

In 2012, the fishing sector contracted by 32.2%, mainly due to a decrease of 48.4% in the production of industrial fish meal, a 5.3% decrease in the production of frozen fish and a 39.9% decrease in the production of canned fish, as compared to 2011. This decrease was due to a decrease in the catch of anchovies for industrial consumption and was slightly offset by a 26.9% increase in the catch of fresh fish, as compared to 2011, mainly due to an increase in demand for human consumption.

In 2013, the fishing sector grew by 24.0% compared to 2012 mainly due to an increase in production for direct human consumption. Similarly, the production of seafood products for indirect human consumption increased by 27.2% compared to 2012. The increase in production for direct human consumption was due in part to an increased catch of fresh fish, as well as the preparation of cured and canned fish, but was slightly offset by a 2.3% decrease in the frozen fish market. Anchovy catch for industrial consumption increased by 4,696 tons or 27.2% due to an increase in the maximum permissible capture for 2013 in the north-central zone of Peru.

In 2014, the fishing sector decreased by 27.9% as compared to 2013, mainly due to a 52.7% decrease in fishing for indirect human consumption which was primarily due to a decrease in the availability of anchovies, which decreased to 2.3 million tons in 2014 from 4.8 million tons in 2013, resulting from unusual variations in ocean temperatures. During 2014, fishing for direct human consumption increased 0.8% as compared to 2013.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew in 2009 by just 1.0% compared to 2008 due to increased hydrocarbons extraction resulting from the start of operations of deposits at Pagoreni block 56 and Cashiriari block 88. The financial crisis had a negative impact on the mining sector after 18 years of sustained increase. Production of zinc, iron, lead, tin and molybdenum decreased. Nonetheless, production of copper, silver, liquid hydrocarbons and natural gas reached record levels.

During 2010, the mining and hydrocarbons sector increased 1.3% compared to 2009 despite the production of hydrocarbons that was offset by reduced production of gold, zinc and copper. In 2011, the mining and hydrocarbons sector grew 0.6% compared to 2010, as a result of a decrease in the production of silver, zinc and lead, partially offset by an increase in the production of molybdenum, copper, iron and natural gas. In 2012, the mining and hydrocarbons sector grew 2.8% as compared to 2011, as a result of higher levels of production of copper, zinc, silver and lead coupled with higher levels of production of natural gas. In 2013, the mining and hydrocarbons sector grew by 4.9% primarily due to increases in the production of metals, which increased by 2.2%. This increase in the production of metals was driven largely by higher levels of output of copper, zinc, and silver. The hydrocarbon subsector grew by 6.2% due to increases in the production of liquid hydrocarbons and natural gas. Production of copper, liquid hydrocarbons, and natural gas all reached record levels in 2013 for Peru. The mining and hydrocarbons sector decreased slightly in 2014 by 0.8% as compared to 2013 due to a 2.1% decrease in metal mining production, mainly due to the low level of production of gold, molybdenum, zinc and tin. This decrease was partially offset by a 4.0% increase in the hydrocarbons sector, mainly due to the increased use of crude oil and natural gas.

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. In 2014, mining constitutes a small part of the country’s GDP, contributing 11.7% to GDP in 2014, mineral products are Peru’s main export and they accounted for 51.9% and 55.5% of total exports by value in 2014 and 2013, respectively. Gold and copper accounted for 17.1% (U.S.$6.7 billion) and 22.4% (U.S.$8.8 billion) of total exports by value, respectively, during 2014 and 19.7% (U.S.$8.4 billion) and 23.1% (U.S.$9.8 billion) of total exports by value, respectively, during 2013. In addition, copper accounted for 43.2% of total mining exports in 2014 and 41.7% in 2013.

Between 2010 and 2014, investment in the mining sub-sector totaled approximately U.S.$38.1 billion, with average annual investment of U.S.$7.6 billion. Investments during 2010, 2011, 2012, 2013 and 2014 were U.S.$4.1 billion, U.S.$7.2 billion, U.S.$8.5 billion, U.S.$9.7 billion and U.S.$8.6 billion. The most important projects during the period from 2010 through 2014 were:

•	the Antamina copper and zinc project, with investments of U.S.$369.0 million in 2010, U.S.$640.3 million in 2011, U.S.$656.8 million in 2012, U.S.$539.3 million in 2013 and U.S.$328.3 million in 2014;

•	development of the Alto Chicama gold mine, with investments of U.S.$73.0 million in 2010, U.S.$145.0 million in 2011, U.S.$190.5 million in 2012, U.S.$144.2 million in 2013;

•	the expansion of the Cuajone and Toquepala copper projects, with investments of U.S.$267.9 million in 2010, U.S.$206.1 million in 2011, U.S.$63.5 million in 2012, in 2013 U.S.$387.1 million and U.S.$329.4 million in 2014;

•	the expansion of the Yanacocha gold project, with investments of U.S.$302.4 million in 2010, U.S.$1,148.5 million in 2011, U.S.$1,023.1 million in 2012; U.S.$303.8 million in 2013 and U.S.$103.8 million in 2014;

•	the expansion of Cerro Verde copper mine, with investments of U.S.$122.3 million in 2010, U.S.$195.2 million in 2011, U.S.$600.9 million in 2012, U.S.$1,073.2 million in 2013 and U.S.$1,769.8 million in 2014;

•	the expansion of the Chinalco mine, with investments of U.S.$750.1 million in 2011 increasing to U.S.$1,182.4 million in 2012, U.S.$1,188.0 million in 2013 and U.S.$448.8 million in 2014;

•	the expansion of the Xstrata las Bambas mine, with investments of U.S.$763.4 million in 2011 increasing to U.S.$1,028.4 million in 2012, U.S.$1,708.6 million in 2013 and U.S.$1,635.8 million in 2014;

•	the expansion of the Milpo mine, with investments of U.S.$134.8 million in 2011 increasing to U.S.$215.6 million in 2012, U.S.$73.2 million in 2013 and U.S.$62.1 million in 2014;

•	the contraction of the Xstrata Tintaya mine, with investments of U.S.$668.2 million in 2011 decreasing to U.S.$427.2 million in 2012, U.S.$626.7 million in 2013 and U.S.$570.4 million in 2014; and

•	the expansion of the Hubday Peru mine, with investments of U.S.$6.5 million in 2012, U.S.$531.8 million in 2013 and U.S.$735.9 million in 2014.

During 2010, mining activity decreased 4.9%, as compared to a decrease of 1.4% in 2009. Mining activity decreased to 4.1% as a percentage of GDP in comparison to 2009, primarily due to a decrease in gold, silver and zinc extraction, partially offset by a higher production of iron and molybdenum. During 2010, the mining sector received U.S.$4.0 billion in investments. The production of molybdenum increased due to higher extraction by Antamina, Southern Peru Copper and Sociedad Minera Cerro Verde and the production of iron also increased due to higher extraction by Shougang Hierro Peru S.A.A.

In 2011, mining activity decreased 3.2%, as compared to a decrease of 4.8% in 2010, primarily due to a decrease or exhaustion of the reserves in certain mining projects, the execution of certain expansion constructions and social disruptions in certain mining regions. These factors were partially offset by the commencement of operations of new companies such as Compañía Minera Coimolach, the Tantahuatay gold project and the Colibrí mining project. During 2011, higher prevailing prices for mineral products in the international market made extraction from mines in lower-grade zones profitable.

During the last months of 2011, the northern region of Cajamarca experienced social disruptions, strikes and protests, resulting from the development of Minas Conga, a gold and copper mining project sponsored by Minera Yanacocha SRL. Minas Conga represents an investment of approximately U.S.$4.8 billion, the largest mining investment in the history of Peru. However, local communities have protested the mining development, citing concerns over water contamination and damage to the environment.

In November 2011, the local communities in the region of Cajamarca initiated strikes and protests, blocking highways and disrupting economic activity that they claimed would last until the Government declared the Minas Conga project unviable. Due to the ongoing protests, Minera Yanacocha suspended operations relating to Minas Conga. On December 4, 2011, President Humala declared a state of emergency in the northern region of Cajamarca that persisted for a period of 60 days. On December 16, 2011, the Government lifted the state of emergency as local leaders suspended anti-mining protests and agreed to dialogue with the Government. Since that date, the Government has been negotiating with local authorities in the region of Cajamarca to try to arrive at a peaceful solution that seeks to address the concerns of the local population. As part of the negotiation process, the Government has ordered a review by international experts of the environmental studies in connection with the project. In April 2012, the international experts submitted their report to Peru, in which they recommended certain amendments to the original project. President Humala announced certain changes to the original project, increasing the water reserves and creating a social fund with the contribution of Minera Yanacocha to guarantee the quality and availability of water.

During 2012, mining activity grew by 2.1% due to increased production of copper, zinc, silver and lead as well as increased investments for expansion and modernization of existing operations, such as the Antamina, Milpo and Cerro Verdes operations, coupled with the commissioning of new mining projects, such as in Xstrata Tintaya in November. At the end of 2012 the average price of copper decreased to U.S.$332.31 per pound.

During 2013, mining activity grew by 2.2%. This growth was driven largely by technical as well as operational improvements, the execution of various expansion and modernization projects, and the construction of new productive mines including Antapaccay, Brexia Goldplata Peru, Apumayo and Trevali Peru. The addition of new mines entering production in 2013 partially compensated for reduced levels of ore grade in certain mines, the depletion of deposits in older mines, and lower mineral prices in the international markets for Peru’s primary minerals.

During 2014, mining activity contracted by 2.1%, primarily as a result of reduced metallic content in extracted minerals and new legal requirements that began to apply in the mining regions, as well as the closing of the Pierina unit operated by Barrick at Misquichilca, lower production by individual producers at the Madre de Dios mine, the exhaustion of certain mine properties, the temporary shutdown and cuts in production by several mine operators resulting from reduced profitability of their operations in an environment of adverse prevailing international prices for mining products.

Hydrocarbons

The hydrocarbons sub-sector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. Petroleum companies operating in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2010 and 2014, petroleum production increased due to increased capital investments by new petroleum companies entering the Peruvian petroleum market, leading to the drilling, evaluation and exploration of 111 new wells in Peru during this period.

As of December 31, 2014, Peru had approximately 14.6 trillion cubic feet of proven reserves of natural gas of which approximately 2.0 trillion cubic feet was developed in the period from 2010 through 2014. In the same period, natural gas production increased approximately 78.6%, from 255.6 billion cubic feet in 2010 to 456.4 billion cubic feet in 2014. This increase was due mainly to the development of the Camisea gas field, which started production in mid-2004, and the expansion of the operations of Pluspetrol Perú Corporation.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the Government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the Government receives royalties equal to 37.2% of the profits generated by the project. In October 2000, the Government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially began operation in the first week of August 2004.

The Camisea project, which includes drilling, transporting, processing and selling of natural gas, contributed 90.9% of the natural gas production and 92.4% of the liquid hydrocarbon output in 2014. The Camisea project increased Peru’s production of natural gas by 6.0%, to 1.250 billion cubic feet per day in 2014, as compared to 1.180 billion cubic feet per day in 2013.

On September 7, 2004, Perú-Petro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, providing for a U.S.$500.0 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. Block 56, called Pagoreni or Camisea-2, has 3.4 trillion cubic feet of proven gas reserves and 227.0 million barrels of natural gas liquids. Development of the Pagoreni gas field commenced in June. In October 2008, the Pagoneri gas field started production with a total investment of approximately U.S.$872 million. In 2013, Perupetro contributed 53.4% of the natural gas production and 36.5% of the liquid hydrocarbon output in 2013.

In 2003, the project to build and operate a U.S.$3.8 billion liquid natural gas, or LNG, plant, marine loading terminal and gas supply pipeline was granted to Peru LNG, a special purpose vehicle owned by Hunt Oil Company, which owns a majority stake in the entity and also is the operator, SK Energy, Repsol YPF and Marubeni. The project was completed in May 2011. The project produces LNG from natural gas sourced from Camisea blocks 56 and 88 and is exported to Mexico. In 2013, revenues from exports of natural gas increased to U.S.$1,371.8 million from U.S.$1,330.6 million in 2012. It is projected that revenues from exports will be over U.S.$1.4 billion a year through 2027. The supply contract with Mexican offtakers is for a term of 15 years and provides that Peru LNG will supply an aggregated 4.2 trillion cubic feet of liquid natural gas during the term of the contract.

During 2010, the hydrocarbons sector grew 29.5% compared to 2009, mainly due to the increase in exploitation of natural gas and, to a lesser degree, to the exploitation of liquid hydrocarbons. The greater use of this resource from May 2010 has been the result of the start of operations of Peru LNG’s liquefaction plant for processing and exporting.

In 2011, the hydrocarbons sector grew 18.1% as compared to 2010, mainly due to an increase in the production of natural gas, which increased 56.9%, partially offset by a 2.8% decrease in the production of liquid hydrocarbons.

In 2012, the hydrocarbon sector grew 2.3% as compared to 2011, mainly due to an increase in the production of natural gas which increased 4.4%, as well as an increase in domestic demand and an increase of 0.4% in the production of liquid hydrocarbons. In 2012, the growth in the hydrocarbons sector was due primarily to extractions for domestic consumption, as compared to the previous years when a majority of gas production was for the export market.

In 2013, the hydrocarbon sector grew 6.2% as compared to 2012, mainly due to higher levels of production of liquid hydrocarbons and natural gas, reaching record levels of production of these products. In 2014, the hydrocarbon sector grew 4.0% as compared to 2013, mainly due to higher levels of production of liquid hydrocarbons and natural gas.

Recent declines in international oil prices has caused a decrease in exploration projects in Peru, mainly because decreased profits eliminate any cushion for risks associated with exploration. For this reason, the president Perú-Petro, has recommended that Perú-Petro postpone its bids to explore concessions in seven lots in the Peruvian jungle or revise its concessions to public requests for conditions.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals; and

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

In 2010, the manufacturing sector grew 14.1% due to the increase in non-primary manufacturing activity. In 2011, the sector grew 5.6% due to an increase in primary manufacturing production. In 2012, the manufacturing sector grew by 1.6% despite the construction in primary manufacturing activity, driven primarily by increased activity in the non-primary manufacturing. In 2013, the manufacturing sector grew by 1.7% as compared to 2012, primarily due to non-primary manufacturing activity, which grew by 1.2% and primary manufacturing activity, which grew by 4.7%. In 2014, the manufacturing sector decreased by 3.3%, primarily due to primary manufacturing activity, which decreased by 10.0%, partially offset by a 1.0% decrease in non-primary manufacturing.

Primary manufacturing

In 2011, primary manufacturing grew 12.3% due to an increase of 108.9% in fishmeal and fish oil products and 61.1% in canned and frozen fish products, partially offset by a 4.5% decrease in petroleum refining. In 2012, the primary manufacturing sector contracted by 6.5% due to a decrease of 48.1% in the production of fishmeal and fish oil as a result of the decrease in the catch of fish like anchovy, yellowtail and mackerel, and a decrease in production of canned and frozen fish products, in 2011. In 2013, the primary manufacturing sector grew by 4.7%, due in part to favorable market conditions for non-ferrous precious metals, petroleum refining products and sugar refining.

In 2014, primary manufacturing decreased by 10.0% as compared to 2013, mainly due to (1) a 37.9% decrease in production of processed and preserved fish, crustaceans and mollusks due to the decreased availability of anchovies; and (2) a 5.2% decrease in production of precious metals and other non-ferrous metals due in part to a decrease in demand for rough gold in the United States, Switzerland, Italy, Canada and India, alloyed and unalloyed silver in the United States and refined copper in Brazil and China. This decrease was partially offset by (1) a 3.0% increase in production of refined petroleum products due to increased demand for heavy oil (Residual 6) in the United States, Costa Rica, El Salvador and Guatemala, liquid propane gas in Japan and kerosene in the Virgin Islands, Puerto Rico and Argentina; (2) a 3.9% increase in production of processed and preserved meats due to increased demand for animal meat, hides and skins in Vietnam; and (3) a 2.5% increase in production of processed sugar due to higher yields achieved by the La Libertad and Lima sugar companies.

The following table provides information regarding primary manufacturing production for the periods presented.

Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012	2013(1)	2014(1)

Milled rice	(5.3)	(7.3)	16.0	0.1	(5.9)
Sugar	(2.4)	3.5	2.8	6.2	2.5
Meat products	4.9	5.5	7.0	2.8	3.9
Fishmeal and fish oil	(42.0)	109.0	(47.8)	25.3	(63.0)
Canned and frozen fish products	(12.4)	59.6	(2.1)	(13.2)	1.5
Refining of non-ferrous metals	(6.1)	7.4	(0.9)	11.2	(5.1)
Petroleum refining	14.2	(4.5)	(3.0)	4.4	3.1
Overall change	(1.6)	13.1	(5.2)	4.7	(9.7)

(1)	Preliminary data.

Source: INEI and Central Bank.

Non-primary manufacturing

In 2010, non-primary manufacturing increased 17.3%, as compared to 2009, driven by the greater production of consumer goods (such as clothes, furniture, textiles, paper and cardboard articles, soaps and detergents, dairy products, vegetal and animal oil, etc.), intermediate goods (such as metal, clay, plastic, chemical and glass, etc.) and capital investments (such as cars, motorcycles, etc.), mainly the result of an increase in the production of textiles, rubber and plastic products, iron and steel production, machinery and equipment, metal products, non-metallic chemicals and paper products, primarily as a result of higher domestic and foreign demand.

In 2011, non-primary manufacturing increased 4.4% compared to 2010, primarily as a result of an increase in production of food and drinks, textiles, paper products, plastic products, non-metallic minerals and equipment and metal products, partially offset by a decrease in iron and steel production and other products.

In 2012, non-primary manufacturing increased 2.8% compared to 2011, primarily as a result of an increase in the manufacturing of intermediate consumption goods, increased production of non-metallic minerals and equipment and metal products, which partially offset a decrease of 10.5% in the production of textiles, leather products and footwear.

In 2013, non-primary manufacturing grew 1.2% compared to 2012, due to increased production of intermediary goods, which grew by 2.9%, and capital goods, which grew by 11.2%. These increases were slightly offset by a 0.6% decrease in the output of consumer goods. Growth in production of intermediary goods was largely influenced by increased demand in the construction sector, due to the consumption of metallic products for structural use, cement, plaster, and plastic products, among others.

In 2014, non-primary manufacturing contracted by 1.0% as compared to 2013, mainly due to a 2.6% decrease in the production volume of capital goods and a 2.4% decrease in the production volume of consumer goods, which was partially offset by a 1.5% increase in the production volume of intermediate goods.

The following table provides information regarding primary manufacturing production for the periods presented.

Non-Primary Manufacturing Production

(percentage change from previous period, at constant 2007 prices)

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Food, drinks	8.7	4.1	3.8	(0.9)	1.7
Textiles, leather products and footwear	35.3	5.0	(10.8)	104.7	(6.9)
Paper products	18.2	7.9	1.2	3.8	2.6
Chemical, rubber and plastic products	10.9	6.3	5.7	2.8	1.8
Non-metallic minerals	20.4	5.3	12.0	3.8	0.7
Iron and steel production	3.3	(4.6)	6.0	15.7	3.0
Equipment and metal products	26.7	9.1	11.3	3.7	(1.0)
Other	3.0	(10.9)	(3.1)	11.2	(7.2)
Overall change	17.3	4.4	2.8	1.2	(1.0)

(1)	Preliminary data.

Source: INEI and Central Bank.

Construction

During 2010, the construction sector grew 17.4% and contributed 6.7% to GDP. The growth was mainly due to continued public and private investment in housing projects, commercial malls and offices, as well as private and public infrastructure.

In 2011, the construction sector grew 3.0% and contributed 6.5% to GDP. This growth was associated with sustained dynamism in the cities of the interior where the development of infrastructure projects related to the tourism, commercial and industrial sectors resulted in increased pace of growth. During 2012, the construction sector grew 15.2% and contributed 7.0% to GDP. The growth was due mainly to an increase in public sector spending and the execution of important projects to promote private investment. In 2013, the construction sector grew 8.5% and contributed 7.3% to GDP. The growth is associated with higher levels of internal consumption of cement and increased investment in ongoing infrastructure projects, including maintenance and improvements to the nationwide highway network.

The construction sector expanded by 1.7% in 2014 and contributed 6.8% to GDP. This growth was mainly due to a 2.4% increase in domestic cement consumption and a 0.1% increase in investment in the physical advancement of public works.

Electricity and Water

From 2010 to 2014, the electricity, gas and water sector contributed 1.7% on average to GDP. In 2014, the electricity and water sector increased by 4.9%, mainly due to a 13.8% increase in the gas subsector, a 5.3% increase in the electricity subsector and a 1.5% increase in the water subsector.

Electricity

The electricity sub-sector in Peru was traditionally under the control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included segregating it into production, distribution and transmission. The Government initially focused most of its deregulation and privatization efforts in energy production and distribution segments, but gave open access to Peru’s transmission grid. The Government also granted concessions of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices and the introduction of more efficient centers to the system.

During 2009 and 2010, the electricity sub-sector showed signs of reaching its maximum capacity, due to higher consumption than expected, a longer than usual period of drought and having reached the maximum capacity of the natural gas pipelines. In order to avoid power outages, the Government granted incentives for electricity generation projects and approved expanding the capacity of the gas pipelines.

In 2011, the electricity sub-sector grew 14.6%, in terms of the U.S. dollar value of energy produced, and by 8.5%, in terms of total energy consumed, as a result of investments during the year such as the construction of the thermoelectric plant by Fenix Power Peru S.A. in Chilca, which commenced operations in 2013, with total installed annual production capacity of 520 MW. As a result of increased consumption, Edelnor S.A.A. continued investing in the extension and maintenance of the electricity distribution network and carried out the sub-transmission investment plan involving investment in the construction of transmission substations at Jicamarca, Zapallal and the National University of Engineering.

In 2012, the electricity sub-sector grew by 31.1%, in terms of the U.S. dollar value of energy produced, and by 5.7%, in terms of total energy consumed, primarily as a result of the aforementioned increases in production. Kallpa Generación and Enersur invested more than U.S.$30 million in thermo-electricity. Chilca Uno began commercial operations in November 2012. Luz de Sur invested U.S.$130 million in production, U.S.$70 million of which was invested in the Santa Teresa hydroelectric center in Cusco.

In 2013, the electricity sub-sector grew 6.0% in terms of the U.S. dollar value of energy produced. Thermo-electric generation for public use increased by 14.5%, due to increased output from the Kallpa, Ventanilla, Chilca 1, Santa Rosa, and Ilo plants, among others. Additionally, the generation of hydroelectric power increased by 1.2%. The following companies increased production in 2013: Enersur, Kallpa Generación, Egasa, San Gaban, SN Power Peru, Electro Oriente, Egesur and Electro Ucayali.

In 2014, the electricity sub-sector grew 5.3% in terms of the U.S. dollar value of energy produced, due primarily to increased production of electricity. Based on data published by INEI, electricity production for public consumption increased 10.8% during 2014, principally generation by thermo-electric facilities at Kallpa, Ventanilla, Chilca, Santa Rosa and Ilo. Electricity generation by hydro-electric plants decreased 0.6% during 2014 primarily as a result of lower water levels at the principal rivers including Chili, Junín and Arista. Thermo-electric power accounted for 48.5% of total electricity generated during 2014, while hydro-electric power represented 50.4%.

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	As of December 31,
	2010(1)	2011(1)	2012	2013(1)	2014
Production of electricity sector (in GW/hr):
Thermal	13,936	15,142	16,639	18,871	20,792
Hydroelectric	19,515	21,150	21,419	21,644	21,302

Wind	—	—	—	—	241
Total generation (in GW/hr)	33,451	36,292	38,058	40,514	42,336

Losses, transmission and distribution (in GW/hr)	2,714	3,026	3,154	3,125	3,117

Energy production (in millions of U.S.$)	1,005	1,152	1,225	1,305	1,363
Energy sale income (in millions of U.S.$)	2,476	2,773	3,339	3,512	3,886

Consumption by economic sector (in GW/hr):
Residential	7,038	7,533	7,953	8,368	8,682
Industrial	15,998	17,021	17,918	19,195	19,925
Government	712	752	789	854	906
Commercial	5,817	6,485	6,961	7,302	7,735

Total consumption	29,565	31,792	33,621	35,719	37,248

(1)	Preliminary data.

Source: OSINERGMIN.

Water

The Government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services. In 2012, the water sub-sector increased 0.05% as compared to 2011, due primarily to the increased production, by volume, of companies like EPS Grau (Piura), Sedapar (Arequipa) and EPSEL (Lambayeque), while in 2013 the water sub-sector grew by 0.8% due to increased production by EPS Grau (Piura), Sedapar (Arequipa), and Seda Chimbote (Ancash).

In 2014, water production grew 1.5% due to increased production of drinking water at Seda Chimbote (15.3%), Sedalib (7.5%), Sedapar (5.2%), Sedapal (0 4%) and EPS Grau (0.4%), partially due to a 2.5% increase in the activity of the Lima and Callao wells. This increase was partially offset by lower production at Epsel-Lambayeque (0.25%). The volume processed in water treatment plants remained relatively the same as 2013.

By 2016, Peru intends to invest U.S.$3.1 billion in approximately 148 water projects to bring water to all residents of Lima and Callao and improve water supply networks. These projects will be financed by state resources, private investment from Sedepal and public private partnerships. Public private partnerships have financed three such projects to date.

Gas

In 2014, the gas sub-sector grew 13.8% due to (1) a 19.9% increase in demand for grade E (industrial) gas, (2) a 14.7% increase in demand for gas to be used in generators, and (3) an 8.6% increase in distribution of natural gas for vehicles.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 9.7% in 2010, 8.8% in 2011, 6.7% in 2012, 5.8% in 2013 and 4.4% in 2014. During the five-year period from 2010 through 2014, this sector contributed on average 0.5% per year to GDP, making it the second most important sector of the economy.

During 2010, wholesale and retail trade increased 9.7% due to dynamism in automobile sales, wholesale trade (construction materials) and retail sales (hardware articles and home products). In 2011, the 8.8% increase in wholesale and retail trade resulted primarily from a 7.3% increase in national income, improvements in consumer confidence and a 5.4% increase in the rate of employment, in each case, as compared to 2010. In 2012, the 6.7% increase in wholesale and retail trade resulted primarily from strong automobile sales, maintenance and repairs.

In 2013, wholesale and retail trade increased by 5.8% due primarily to greater growth in automobile, wholesale, and retail sub-sectors. Automobile sales increases were driven by favorable credit terms and publicity campaigns. Repair and maintenance of vehicles, as well as spare and replacement parts, grew alongside increased automobile sales. Increased sales in machinery and equipment geared towards construction and mining industries, as well as computers, cellular phones, and computing equipment drove increases in wholesale. Retail sales increases were bolstered by growth in shopping malls and supermarkets.

In 2014, wholesale and retail trade increased by 4.4% due primarily to (1) a 5.4% increase in wholesale commerce, including an increase in the sale of household goods, audio and video equipment, paper and other office supplies, machinery, medical, electrical and occupational safety equipment, food, beverages, tobacco, agricultural raw materials, computers and computer equipment and programs, and (2) a 5.0% increase in retail commerce, including an increase in the sale of hardware, paint, glass, agrochemicals, optics, veterinary products, jewelry, computers, peripheral units, software, telecommunications equipment and automotive fuel and increased sales in non-specialized stores such as supermarkets, which was partially offset by a 5.3% decrease in the maintenance and repair of automobiles.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s economy that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 7.7% in 2010, 8.1% in 2011, 7.1% in 2012, 5.8% in 2013 and 4.7% in 2014. For a description of the evolution of the financial services sub-sector between 2010 and 2014, see “The Monetary System—Financial Sector”.

In 2010, the Other Services sector grew 7.7% compared to 8.8% growth in GDP. The Other Services sector accounted for 48.1% of GDP in 2010, a slight decrease in comparison to that recorded in 2009. In 2011, Other Services grew 8.1% compared to 6.9% growth in GDP. The Other Services sector accounted for 48.7% of GDP in 2011, a slight increase in comparison to that recorded in 2010.

In 2012, Other Services grew 7.1% compared to 6.3% growth in GDP. As a result, the Other Services sector accounted for 49.1% of GDP in 2012, an increase of 0.4 percentage points compared to 2011. In 2013, Other Services grew 5.9% compared to 4.9% growth in GDP. As a result, the Other Services sector accounted for 47.5% of GDP in 2013, an increase of 0.3 percentage points compared to 2012.

In 2014, the Other Services sector accounted for 48.7% of GDP, an increase of 1.2 percentage points compared to 2013.

Transportation and Telecommunications

The transportation and telecommunications sub-sector has grown each year since 2008 due to sustained domestic demand for telephone services. In 2010, the sector grew 6.7% due to higher levels of activity in the transportation sub-sector that grew 9.5%; partially offset by slower growth in the telecommunications sub-sector of 0.2%. In 2011, the transportation and telecommunications sub-sector grew 11.0%, due to greater dynamism in the transportation sub-sector that grew 8.5% and the communications sub-sector that grew 17.7%. From 2010 to 2011, the number of subscribers increased by approximately 3.3 million.

In 2012, the transportation and telecommunications sector grew 8.1%. In particular, in 2012 the transportation subsector grew by 7.3% and the communications subsector grew by 10.0%. The growth in the transportation subsector was due to an increase in transportation activity. The growth in the communications subsector is due to increased use of mobile phones and messaging services.

In 2013, the transportation and telecommunications sector grew 5.3% due to an increase in the transportation sub-sector, driven by land transport (cargo and passengers), as well as air traffic (cargo and passengers). Growth in the communications sub-sector was driven by increased cellular traffic, although slightly attenuated by a decrease in land-line telephone traffic.

In 2014, the transportation and telecommunications sector grew 2.8% due to an increase of 2.4% in the transportation sector and an increase of 3.3% in warehousing and messenger activity. Growth in cargo and passenger transport and pipeline activity of 1.8% and 4.7%, respectively, also positively affected growth in the sector. Air and land cargo activity also grew by 5.6% in 2014. Growth in the telecommunications sub-sector grew 6.5% drive mainly by an 8.4% growth in internet usage, in subscription television growth of 15.4%, and in telephone and data transmission service of 5.7% and 13.6%, respectively.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	For the 12 months ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Fixed wire lines in service	2,949,129	2,951,144	3,083,990	3,075,338	3,031,495
Cellular phones	29,002,791	32,305,455	29,451,584	29,953,933	31,876,989
Public phones	200,398	208,847	225,349	213,707	207,035

(1)	Preliminary data.

Sources: Telecommunications providers and Ministry of Economy and Finance.

Tourism

See “Balance of Payments and Foreign Trade—Services Trade” below for information on the tourism sub-sector.

Public Administration

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the Executive Branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the Government to enter into legal stability agreements with foreign and domestic investors that invest at least U.S.$5 million, or U.S.$10 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the Executive Branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with Proinversión; the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the Government has privatized most of its assets in the finance, fishing and telecommunications sectors. The Government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The 269 privatizations and 72 concessions that have been completed in Peru since 1991 have generated investments of approximately U.S.$34.4 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s reelection in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining and agricultural development. The privatization program was viewed unfavorably by a significant percentage of Peruvians, who were fearful they would lose their jobs due to privatizations and who were opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the Government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, the Government sought in 2002 to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003 with the regional government of Pasco to proceed with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed the privatization program in 2004.

In 2010, concessions and privatizations reached U.S.$179.5 million with U.S.$6.4 billion in projected future investments in the privileged or concessioned assets. Of special importance were (i) the Majes-Sihuas II BOOT hydroelectric project for U.S.$344.0 million, (ii) the Chilca-Marcona-Montalvo power line for U.S.$291.0 million, (iii) the second group of regional airports for U.S.$215.9 million, (iv) the 800 MW cold reserve generation project for U.S.$300.0 million and (v) La Chira water treatment plant for U.S.$160.3 million.

In 2011, concessions and privatizations reached U.S.$44.1 million with U.S.$4.1 billion in projected future investments in the privileged or concessioned assets. Of special importance were (i) investments in hydroelectric plants of U.S.$2.3 billion, (ii) the Norte Callao Terminal for U.S.$761.0 million, (iii) the telecommunication concession over the Banda C for a total amount of U.S.$150.0 million and (iv) the special transmission project for the electricity system for U.S.$208.3 million.

In 2012, concessions and privatizations reached approximately U.S.$68.2 million with U.S.$701.5 million in projected future investments. Of special importance were investments in the telecommunications, transportation and tourism sectors. In particular, in 2012, Viettel Peru S.A.C. signed a concession contract with the Peruvian government to secure the Peruvian license for 25 MHz of spectrum in the 1900 MHz band for U.S.$343.0 million.

In 2013, concessions and privatizations reached U.S.$230.8 million with U.S.$4.5 billion in projected future investments. Significant investments were made in telecommunications, energy, transportation, and irrigation. Of special importance were (i) the Energía de Centrales Hidroeléctricas Molloco project with an estimated investment of U.S.$600 million, (ii) the U.S.$1.0 billion concession for the Peruvian license for the 1700-1770 MHz and 2110-2170 Mhz spectrums, (iii) the U.S.$552.0 million investment in the highway infrastructure project Longitudinal de la Sierra Tramo 2 and (iv) the U.S.$573.7 million investment in the third stage of Chavimochic, a large-scale irrigation project.

In 2014, concessions and privatizations reached U.S.$10.0 billion and U.S.$344.4 million, respectively, in projected investments. Investments related to concessions were made in hydrocarbons, energy and transportation. Of special importance was the U.S.$5.1 billion Line 2 of Lima’s subway concession and the U.S.$3.6 billion South Peruvian Pipeline (Gasoducto Sur Peruano).

Investments related to private initiatives were made in agriculture, hydrocarbons, property and ports. Of special importance was the U.S.$150.0 million mega housing project “Ciudad Sol de Collique” and the U.S.$101.1 million port terminal project of Callao, the main port of Peru.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector played a more limited role in the Peruvian economy than it did in previous decades. The García administration supported the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment. President Humala has demonstrated continuity with the prior administrations’ economic policies. President Humala’s administration has continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. Also, President Humala’s administration has not made a shift in trade policy and has not experienced any adverse changes with its major trading partners, relative to the prior administration. In addition to strong economic growth, the Humala administration is also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population. President Humala has vowed to lift the country out of extreme poverty by investing in social inclusion programs, with an emphasis on health, education and infrastructure projects.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The Government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment decreased from 5.7% in 2010 to 4.9% in 2014, due primarily to an improvement in the economy, and especially in labor intensive industries, such as agriculture, manufacturing and construction in the Lima metropolitan area. Regarding regional statistics as of 2013, the urban unemployment rate of 6% in Peru is comparable with the rates in Argentina (7.1%), Brazil (5.5%), Chile (5.9%), Colombia (10.6%), Ecuador (4.6%) and Venezuela (7.8%). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. However, underemployment has been reduced in the last five years from 29.3% in 2010 to 19.8% in 2013.

Historically prevailing high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects in the past. In 2012, there were 89 strikes with the participation of 25,845 workers. The economic sectors that faced the most strikes were mining (33.7%), manufacturing (14.6%), public administration and defense (13.5%), construction, transportation and commerce (5.6% each). During 2013, there were 94 strikes in which 26,736 workers participated. The strikes affected sectors including mining (35.1%), manufacturing (29.1%), transportation and communication (8.5%), and public administration and defense (7.4%). During 2014, there were 95 strikes in which approximately 40,700 workers participated, resulting in the loss of approximately 3.2 million man hours.

The following table provides employment statistics in Metropolitan Lima from 2010 to 2014, the most recent date for which data is available.

Employment and Labor in Metropolitan Lima

(in percentages)

	For the year ended December 31,
	2010	2011	2012	2013	2014

Participation rate(1)	70.8	70.6	70.8	69.2	67.8
Underemployment rate(2)	29.3	25.3	20.9	19.8	N.A.
Unemployment rate(3)	5.7	5.6	5.0	4.7	4.9

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.
(2)	Percentage of the working-age population (14 years old or older) working part-time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but who, in the week the employment survey was conducted, worked less than 35 hours per week as a result of economic constraints.
(3)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.
(4)	N.A. = Not available.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2010 to 2014.

Employment in Metropolitan Lima

(percentage by economic sector)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Extractive(1)	1.5	1.2	1.4	1.4	1.3
Manufacturing	15.8	15.5	17.3	15.1	14.9
Construction	7.6	7.3	7.2	7.2	7.3
Transportation and telecommunications	10.4	10.3	9.8	9.9	9.7
Wholesale and retail trade	21.6	20.5	21.2	23.2	21.8
Services	37.2	40.3	38.7	38.9	41.2
Other(2)	5.8	4.7	4.4	4.4	3.8

Total	100.0	100.0	100.0	100.0	100.0

(1)	Includes agriculture, livestock, fishing, forestry and mining.
(2)	Includes households.

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside of the formal norms for economic transactions established by the state or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without the payment of taxes, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or micro entrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. Based on this measurement, 53.8% of the workforce in Metropolitan Lima was employed in the informal sector during 2014, as compared to 55.4% in 2013, based on data from the Ministry of Labor.

Consistent with recent trends in underemployment, employment in the informal sector has also shown slight reductions in the five-year period ended December 31, 2014.

Metropolitan Lima: Distribution of formal and informal employment

(in percentages)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Formal Sector
Public sector workers	7.5	8.9	8.0	8.1	8.8
Private sector workers	32.0	32.7	34.9	34.3	34.8
Small enterprises	15.6	15.5	15.8	17.2	16.6
Medium and large enterprises	13.8	15.1	16.8	17.1	18.2
Professional self-employed	2.6	2.0	2.3	2.2	2.6

Total	39.5	41.6	42.9	44.6	46.2

Informal Sector
Micro enterprises	24.1	23.6	23.5	23.8	22.6
Non-professional self-employed	25.4	24.5	23.7	23.0	23.2
Unpaid family worker	4.1	4.4	4.3	3.7	3.2
Other	6.6	6.0	5.6	4.9	4.8

Total	60.2	57.8	56.3	55.4	53.8

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Public Administration

Based on an audit of the public sector, the total number of public employees as of December 2014 was 1,641,361, of which 47.6% are active workers, 39.6% are pensioners and 12.8% are classified as “other”. Most public employees are placed in regional governments, economy and finance and education ministries.

Wages and Labor Productivity

The Ministry of Labor sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in June 2012 and is currently S/.750.00 per month, equivalent to approximately U.S.$250.8 per month at the average exchange rate in 2014.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with monthly per capita income of less than U.S.$104.29 as being below the poverty line. According to the most recent available data, using this standard, the percentage of the population living below the poverty line decreased from approximately 33.5% in 2009 to approximately 23.9% in 2013 and 22.7% in 2014. A significant number of Peruvians have a monthly per capita income of less than U.S.$48.57. However, the degree of extreme poverty, that is, the percentage of households whose per-capita expenditure does not allow them to buy a basic food basket, defined by INEI, has decreased in recent years. The percentage of the population living in extreme poverty decreased from an estimated 9.5% in 2009 to an estimated 4.3% in 2014.

Income distribution data shows that the poorest 40.0% of the population earned 13.9% of national income in 2012, compared to 12.5% in 2008, while the share of the national income earned by the wealthiest 10% decreased from 35.9% in 2009 to 33.7% in 2012. The following table provides information regarding income distribution for the years presented.

Metropolitan Lima: Evolution of Income Distribution

(in percentages)

Income group	2004	2008	2012
Lowest 40%	12.0	12.5	13.9
Next 20%	13.1	13.8	14.6
Next 20%	20.7	21.4	21.8
Highest 20%	54.2	52.3	49.7
Of which the highest 10%	37.9	35.9	33.7

Source: INEI – Encuesta Nacional de Hogares 2004-2010.

Values adjusted in accordance with the projections of the population derived from the Census of the Population 2007.

High poverty rates negatively affect social and political stability, causing social unrest and workers’ strikes. The García Administration implemented policies designed to raise the standard of living of the Peruvian population and remedying poverty is among the most important goals of the Humala Administration. The García Administration sought to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30% of the total population and to reduce the rate of malnutrition below 24%. The Humala Administration has adopted policies designed to expand these measures and has adopted other policies to reduce the incidence of poverty.

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased spending on universal education. The 2011 budget increased education spending by 8.7%, as compared to the 2010 budget and the 2012 budget increased it by 26.0%, as compared to the 2011 budget. The 2013 budget increased the appropriations for education expenditures by 15.0% compared to 2012. The Humala administration’s plan to improve education includes the allocation of the budget to focus on rural education.

One of the aspects of the Government’s anti-poverty plan was the establishment of a social program known as A Trabajar Urbano (Let’s Work - Urban), currently called Construyendo Perú (Building Peru). Construyendo Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination and monitoring of social initiatives. Additionally, the program has an anti-cyclical component in the development of its projects. As of June 30, 2014, the Trabaja Peru program, based on the Construyendo Perú program, had generated 471,801 temporary jobs in urban areas at a cost of S/.1,016.8 million, or approximately U.S.$327.4 million.

Among the key sociopolitical proposals that have been implemented by the Humala administration to address poverty, are the following:

•	Double the number of homes in the Juntos program that is targeted at families suffering under extreme poverty and single mothers in dire economic need. As of December 31, 2013, the Juntos program has executed U.S.$317.9 million in aid and provided 719,000 homes. The 2014 budget allocated to Juntos is U.S.$376.4 million and has a goal of providing 776,000 homes.

•	Develop the Cuna Más (One More Crib) targeted for the first child in homes that are located in districts that experience the highest incidence of poverty. During 2012, 600 new units, 1,189 community centers and 4,884 homes were built. The child-care service attends more than 57,000 children each year. In 2013 the program executed 94.7% (U.S.$15.8 million) of its total budget. In 2014, the Cuna Más budget was U.S.$97.9 million and served more than 64,000 children and 54,000 families.

•	Qali Warma is a part of the National Plan for Nutrition and serves breakfast and lunch in all public schools, and strengthens the preventive health plan for all students. Its budget for 2014 was U.S.$471.4 million and provided breakfast and lunch to 2.9 million children.

•	The Pension 65 plan to provide seniors 65 years of age and older and who do not have access to any pension plan, a focused S/.250.0 per month with financing to be provided by the National Treasury. As of December 31, 2013, the Government had executed U.S.$158.6 million, 99.9% of the budgeted funds. This program will not impact any funds affiliated to or managed by the AFPs. The Pension 65 Plan aids more than 247,000 senior citizens and operates on a national level. The 2014 budget was U.S. $211.4 million and served approximately 380,000 senior citizens.

•	Focus on supporting one-room and multi-grade schools located in rural regions of the country.

In October 2011, the Government created the Development and Social Inclusion Ministry, which seeks to improve the quality of life of the population by promoting the exercise of rights, access to opportunities and development of capacities. The new Ministry will have authority to address matters such as social development, reduction and eradication of poverty and promotion of social equity and inclusion, and also social protection of the population at risk. The new Ministry is in charge of the following social programs: Juntos, FONCODES or Fondo de Cooperación para el Desarrollo Social (Cooperation Fund for Social Development), Pension 65, Cuna Más, and Qali Warma (school breakfast and lunch program).

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The Government seeks to address these environmental concerns through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems, the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of a coherent and consistent environmental policy at a national level and for each relevant sector. The National Council for the Environment received a budget for 2012 of S/.222.2 million, or approximately U.S.$84.2 million, for 2013 it was S/.289.4 million, or approximately U.S.$109.6 million and in 2014, the budget was S/.380.0 million or U.S.$135.7 million.

The Government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation, the Ministry of the Environment will assume some of the above-mentioned powers.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income; and

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010(8)	2011(8)	2012(8)	2013(8)	2014(8)
Current account:
Trade balance:
Exports (FOB)(1)	35,803	46,376	47,411	42,861	39,533
Imports (FOB)(1)	(28,815)	(37,152)	(41,135)	(42,248)	(40,809)

Trade balance	6,988	9,224	6,276	613	(1,276)
Services, net	(2,353)	(2,244)	(2,420)	(1,801)	(1,800)
Of which:
Net income from tourism(2)	732	906	1,004	1,408	1,417
Net income from transportation(3)	(1,599)	(1,531)	(1,628)	(1,367)	(1,440)
Financial and investment income, net(4)	(11,205)	(13,357)	(12,399)	(10,631)	(9,328)
Current transfers, net	3,026	3,201	3,307	3,346	4,374
Of which:
Workers’ remittances	2,534	2,697	2,788	2,707	2,639

Current account balance	(3,545)	(3,177)	(5,237)	(8,474)	(8,031)
Capital account:
Foreign direct investment	8,189	7,518	11,840	9,161	7,789
Portfolio investment	87	147	(142)	585	(79)
Other medium and long-term capital(5)	5,621	2,268	5,542	3,793	(1,235)
Of which:
Disbursements to the public sector	7,735	1,802	3,119	1,163	2,134
Other capital, including short-term capital	(258)	(1,217)	2,572	(2,125)	354

Capital account balance	13,638	8,716	19,812	11,414	6,828
Errors and omissions(6)	1,079	(886)	213	(38)	(985)

Balance of payments	11,173	4,653	14,788	2,902	(2,188)
Financing:
Change in gross Central Bank reserves(7)	(11,192)	(4,686)	(14,806)	(2,907)	2,178
Exceptional financing, net	19	33	19	5	10

Total financing	(11,173)	(4,653)	(14,788)	(2,902)	2,188
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(2.4)	(1.9)	(3.3)	(4.2)	(4.0)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•	The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•	The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•	Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2010, Peru’s current account registered a deficit of U.S.$3.5 billion, or 2.4% of GDP, primarily due to higher demand for products and services in response to an increase in economic activity, despite a higher trade surplus and increased remittances from abroad. In 2011, Peru’s current account registered a deficit of U.S.$3.2 billion, or 1.9% of GDP, primarily due to an increase in the level of exports which increased 8.5% in terms of volume and 20.0% in terms of price, as compared to 2010.

In 2012, Peru’s current account registered a deficit of U.S.$5.2 billion, or 2.7% of GDP, primarily due to the 32.0% reduction in the balance of trade, as a result of Peru’s decrease in exported goods and increase in imported goods. In 2013, Peru’s current account registered a deficit of U.S.$8.5 billion, or 4.2% of GDP, primarily due to a reduction in the trade balance to 90.2%. In 2014, Peru’s current account registered a deficit of U.S.$8.0 billion, or 4.0% of GDP, primarily due to a decrease in the trade balance to U.S.$1.3 billion resulting from higher imports and slower growth in exports.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction and real estate services sub-sectors depend significantly on tourism.

From 2010 to 2014, net income from all activities related to tourism increased from U.S.$0.8 billion to U.S.$1.7 billion, respectively.

Tourism Statistics

	For the 12 months ended and as of December 31,
	2010	2011	2012	2013	2014

Foreign non-resident arrivals(1)	2,299,187	2,597,803	2,845,623	3,163,639	3,214,934
Average length of stay (number of nights)(2)	9.0	10.0	11.0	10.0	N.A.

Hotel activity:
Number of rooms available	197,994	206,398	214,613	223,911	231,531
Occupancy rate by total number of rooms available (in %)	27.6	29.9	31.9	32.7	31.4
Aggregate value of hotels and restaurants (as a % of GDP)	3.7	3.8	4.0	N.A.	N.A.

Income from tourism(3) (in millions of U.S.$)	2,475	2,814	3,073	3,925	3,832
Expenses from tourism (in millions of U.S.$)(3)	(1,647)	(1,768)	(1,900)	(2,114)	(2,114)

Balance (income less expenses, in millions of U.S.$)	828	1,046	1,174	1,812	1,718

(1)	Include foreign nonresident and Peruvian nonresident. Annual preliminary 2007 to 2011.
(2)	Calculated from the survey of arriving foreign non-resident.
(3)	Preliminary data from Central Bank of Peru, it includes trips and transportation.

N.A. = Not Available.

Sources: BCRP, DIGEMIN, INEI, MINCETUR.

Trade Balance

In 2010, the trade surplus increased to U.S.$7.0 billion, a 15.3% increase from 2009. During 2011, the trade surplus increased to U.S.$9.2 billion, a 32.0% increase from 2010. Total exports increased from U.S.$35.8 billion in 2010 to U.S.$39.5 billion in 2014, reflecting a compound annual growth rate of 2.0% for the five-year period ended December 31, 2014. Total imports increased from U.S.$28.8 billion in 2010 to U.S.$40.8 billion in 2014, representing a compound annual growth rate of 7.2% for the period.

During 2010, imports increased primarily due to growth in imports of raw materials, intermediate products and capital assets (U.S.$28.8 billion in 2010, as compared to U.S.$21.0 billion in 2009). The increase in imports together with the increase in private consumption and investment was reflected in the greater acquisition of consumer goods as well as the increase in capital expenditures for industrial purposes. In 2011, exports increased 29.5% in comparison to 2010, primarily due to an increase in the prices of raw materials. Imports increased 28.9% compared to 2010, due to an increase in the acquisition of capital assets and consumer goods, which is consistent with an economy in expansion.

In 2014, exports decreased by 7.8% as compared to 2013 to U.S.$39.5 billion, primarily due to (1) a decrease in the volume and average price of traditional mining exports (except zinc and molybdenum) and natural gas; (2) a decrease in the export retail price of agricultural and fishery products, including flour, fish oil and cotton, which was offset by increased export volume; and (3) a 23.8% decrease in the volume of exported coffee, which was offset by a 37.4% increase in its average price. Imports decreased by 3.4% in 2014 as compared to 2013, principally as a result of a decrease in the imported volume of intermediate goods, including petroleum products, lubricant raw materials for manufacturing, capital goods (such as construction and transportation materials).

Peru maintains close commercial ties with the United States, its principal trading partner. The United States granted Peru temporary benefits under ATPDEA, which contributed particularly to the expansion of textile, agriculture and livestock exports. In 2008, 19.0% of Peru’s total exports were bound for the United States, while 18.5% of Peru’s total imports originated in the United States. In October 2008, the United States extended the ATPDEA, as it applies to Peru, for one year, thereby extending Peru’s benefits under ATPDEA until December 31,

2010. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of the ATPDEA given the approval of the US FTA, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. However, the US FTA will allow imports of assembled products and textiles into the North American market, as provided in the agreement.

In 2010, approximately 17.0% of Peru’s total exports were bound for the United States, while 18.9% of Peru’s total imports originated in the United States. During 2011, approximately 13.1% of Peru’s total exports were bound for the United States, while 18.9% of Peru’s total imports originated in the United States. In 2012, approximately 13.3% of Peru’s total exports were bound for the United States, while approximately 18.4% of Peru’s total imports originated from the United States.

In November 2008, Peru and Japan signed a treaty designed to promote investment in Peru. In March 2009, a free trade agreement between Chile and Peru, referred to as the Economic Association Agreement, became effective. In November 2008, Australia, Peru and Vietnam formalized their interest in continuing negotiations to join the Trans-Pacific Partnership Agreement, or TPP. The 17th round of negotiations took place in connection with the TPP in Lima in May 2013. In April 2009, Peru signed a free trade agreement with the Republic of China. In October 2009, Peru and Japan completed seven rounds of negotiations for the Japan-Peru Economic Partnership.

In January 2009, free trade agreements with Canada and Singapore became effective. Peru currently has commercial agreements in force with the Andean Community of Nations (CAN), Chile, Southern Common Market (MERCOSUR), Mexico and Cuba, and expects to ratify a free trade agreement with Thailand in the coming years.

In January 2010, Peru and Japan completed the fifth round of negotiations for the Japan-Peru Economic Partnership. In March 2010, the free trade agreement between Peru and the Republic of China became effective. In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. In 2011, Peru signed a free trade agreement with South Korea, Mexico, Panama, Costa Rica, Japan and Guatemala, and completed the eighth round of negotiations with Thailand.

In December 2011, the Protocol between Peru and Thailand to accelerate the process of liberalizing and facilitating trade and the three additional protocols became effective. In January 2012, Peru and Venezuela signed a Partial Scope Trade Agreement. In June 2012, Peru, Colombia, Chile and Mexico signed a framework agreement with the Pacific Alliance trade bloc. On January 7, 2012, Peru, Bolivia and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

President Humala’s administration has not made a shift in trade policies and has not experienced any adverse changes with its major trading partners, relative to President García’s administration. President Humala’s administration has sought to align Peru with other countries by reducing trade barriers and simplifying the procedures that regulate the flow of productive factors, in order to optimize the utilization of scarce resources.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2014 and 2013, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$20.5 billion during 2014, representing 51.9% of total exports in such period, and valued at U.S.$23.8 billion in 2013, representing 55.5% of total exports for such period;

•	petroleum and derivative products valued at U.S.$4.6 billion during 2014, representing 11.6% of total exports in such period, and valued at U.S.$5.3 billion in 2013, representing 12.3% of total exports for such period;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.7 billion during 2014, representing 4.4% of total exports in such period, and valued at U.S.$1.7 billion in 2013, representing 4.0% of total exports for such period;

•	non-traditional agriculture and livestock exports valued at U.S.$4.2 billion during 2014, representing 10.7% of total exports in such period, and valued at U.S.$3.4 billion in 2013, representing 8.1% of total exports for such period; and

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$1.8 billion during 2014, representing 4.6% of total exports in such period, and valued at U.S.$1.9 billion in 2013, representing 4.5% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Traditional:
Fishing	1,884	2,114	2,312	1,707	1,731
Agricultural	975	1,689	1,095	786	847
Mineral	21,903	27,526	27,467	23,789	20,545
Petroleum and derivatives	3,088	4,568	4,996	5,271	4,562

Total traditional	27,850	35,896	35,869	31,553	27,686
Non-traditional:
Agriculture and livestock	2,203	2,836	3,083	3,434	4,231
Fishing	644	1,049	1,017	1,030	1,155
Textiles	1,561	1,990	2,177	1,928	1,800
Timbers and papers, and manufactures	359	402	438	427	416
Chemical	1,228	1,655	1,636	1,510	1,515
Non-metallic minerals	252	492	722	722	664
Basic metal industries and jewelry	949	1,130	1,301	1,320	1,152
Fabricated metal products and machinery	393	476	545	544	581
Other products(2)	110	147	277	143	161

Total non-traditional	7,699	10,176	11,197	11,069	11,677
Other products(3)	254	304	345	238	171

Total exports	35,803	46,376	47,411	42,861	39,533

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Traditional:
Fishing	5.3	4.6	4.9	4.0	4.4
Agricultural	2.7	3.6	2.3	1.8	2.1
Mineral	61.2	59.4	57.9	55.5	51.9
Petroleum and derivatives	8.6	9.8	10.5	12.3	11.6

Total traditional	77.8	77.4	75.7	73.6	70.0
Non-traditional:
Agriculture and livestock	6.2	6.1	6.5	8.1	10.7
Fishing	1.8	2.3	2.1	2.4	2.9
Textiles	4.4	4.3	4.6	4.5	4.6
Timbers and papers, and manufactures	1.0	0.9	0.9	1.0	1.1
Chemical	3.4	3.6	3.5	3.5	3.8
Non-metallic minerals	0.7	1.1	1.5	1.7	1.7
Basic metal industries and jewelry	2.7	2.4	2.7	3.0	2.9
Fabricated metal products and machinery	1.1	1.0	1.2	1.3	1.5
Other products(1)	0.3	0.3	0.6	0.4	0.4

Total non-traditional	21.5	21.9	23.6	25.9	29.5
Other products(2)	0.7	0.7	0.7	0.6	0.4

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2014 and 2013, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$18.8 billion in 2014, representing 46.1% of total imports for such period, and valued at U.S.$19.5 billion in 2013, representing 46.2% of total imports for such period;

•	capital goods, such as transportation and building equipment, valued at U.S.$12.9 billion in 2014, representing 31.6% of total imports for such period, and valued at U.S.$13.7 billion in 2013, representing 32.3% of total imports for such period; and

•	consumer goods valued at U.S.$8.9 billion in 2014, representing 21.8% of total imports for such period, and valued at U.S.$8.8 billion in 2013, representing 20.9% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Consumer goods:
Durable goods	2,680	3,245	4,170	4,342	4,241
Non-durable goods	2,809	3,489	4,082	4,502	4,655

Total consumer goods	5,489	6,734	8,252	8,843	8,896
Intermediate goods:
Petroleum products, lubricants	4,063	5,752	5,885	6,454	5,757
Raw materials for agriculture	868	1,092	1,292	1,244	1,339
Raw materials for manufacturing	9,093	11,488	12,096	11,830	11,720

Total intermediate goods	14,023	18,332	19,273	19,528	18,815
Capital goods:
Construction materials	1,087	1,449	1,488	1,443	1,422
For agriculture	80	111	137	131	141
For manufacturing	5,539	7,345	8,168	8,327	8,691
Transportation equipment	2,369	2,825	3,554	3,762	2,659

Total capital goods	9,074	11,730	13,347	13,664	12,913
Other(2)	229	356	262	213	185

Total imports	28,815	37,152	41,135	42,248	40,809

Memorandum items:
Temporal admission imports(3)	420	698	734	648	326
Imports into free trade zone(4)	131	136	140	238	217

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
Consumer goods:
Durable goods	9.3	8.7	10.1	10.3	10.4
Non-durable goods	9.7	9.4	9.9	10.7	11.4

Total consumer goods	19.0	18.1	20.1	20.9	21.8
Intermediate goods:
Petroleum products, lubricants	14.1	15.5	14.3	15.3	14.1
Raw materials for agriculture	3.0	2.9	3.1	2.9	3.3
Raw materials for manufacturing	31.6	30.9	29.4	28.0	28.7

Total intermediate goods	48.7	49.3	46.9	46.2	46.1
Capital goods:
Construction materials	3.8	3.9	3.6	3.4	3.5
For agriculture	0.3	0.3	0.3	0.3	0.3
For manufacturing	19.2	19.8	19.9	19.7	21.3
Transportation equipment	8.2	7.6	8.6	8.9	6.5

Total capital goods	31.5	31.6	32.4	32.3	31.6
Other(1)	0.8	1.0	0.6	0.5	0.5

Total import	100.0	100.0	100.0	100.0	100.0

Memorandum items:
Temporal admission imports(2)	1.5	1.9	1.8	1.5	0.8
Imports into free trade zone(3)	0.5	0.4	0.3	0.6	0.5

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

During 2010, the capital account balance increased 465.6% to a surplus of U.S.$13.6 billion. This increase was primarily due to greater foreign direct investment, an inflow of capital and greater disbursements than redemptions of debt. In 2011, the capital account balance decreased 36.1% to a surplus of U.S.$8.7 billion. This decrease was primarily due to an outflow of short-term capital and lower disbursements of debt in comparison to 2010.

In 2012, the capital account balance increased by 127.3% to a surplus of U.S.$19.8 billion. This increase was due primarily to increased foreign direct investment in Peru and increased long-term loans related to the expansion of investment in Peru. In 2013, the capital account balance decreased by 42.4% as compared to 2012 to a surplus of U.S.$11.4 billion. This decrease in 2013 was due primarily to lower levels of foreign direct investment and other medium- and long-term capital reduced investment in sovereign bonds by non-residents, and a reduction in the balance of bank liabilities abroad, in the context of greater levels of liquidity in dollars and reduced demand for assets denominated in dollars.

During 2014, the capital account balance decreased by 40.2% to U.S.$6.8 billion as compared to U.S.$11.4 billion in 2013. This decrease in 2014 was due primarily to a U.S.$2.0 billion decrease in cash flows from abroad, mainly due to decreased foreign direct investment and portfolio investment of non-residents. This decrease was partially offset by a U.S.$2.5 billion increase in short term capital.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

United States	17.0	13.0	13.3	17.4	15.5
Canada	9.3	9.1	7.3	6.4	6.5
Mexico	0.8	1.0	0.9	1.2	1.9

Total North America	27.8	23.9	22.4	26.0	25.3
Brazil	2.7	2.8	3.0	4.0	4.0
Colombia	2.2	2.3	1.9	2.0	3.1
Chile	3.8	4.2	4.3	3.9	3.9
Venezuela	1.4	2.0	2.6	1.9	1.3
Other	5.0	4.8	7.7	6.4	8.9

Total Latin America and the Caribbean	15.2	16.0	19.4	18.2	21.1
United Kingdom	0.8	0.9	1.3	1.3	1.3
Switzerland	10.7	12.8	10.7	7.1	6.7
Germany	4.2	4.1	3.9	2.8	3.1
Spain	3.3	3.7	3.9	3.7	3.4
Other	10.2	10.2	8.3	8.8	8.8

Total Europe	29.4	31.8	28.2	23.8	23.4
Japan	5.0	4.7	5.4	5.2	4.0
China	15.2	15.0	16.5	17.3	17.8
Other	5.4	6.6	6.3	7.3	6.8

Total Asia	25.6	26.3	28.2	29.8	28.6
Africa and others	2.0	2.0	1.8	2.2	1.6

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

United States	18.9	18.9	18.4	19.8	20.6
Canada	1.7	1.5	1.4	1.4	1.9
Mexico	3.7	3.8	4.2	4.7	4.7

Total North America	24.6	24.5	24.4	26.3	27.7
Brazil	7.2	6.3	6.0	5.3	4.7
Colombia	4.4	3.8	3.7	3.3	2.9
Chile	3.8	3.7	3.1	3.1	3.1
Venezuela	0.3	0.5	0.5	0.2	0.1
Other	12.3	13.5	12.3	11.0	11.3

Total Latin America and the Caribbean	28.1	27.8	25.5	22.9	22.1
United Kingdom	0.6	0.7	0.7	0.8	0.8
Switzerland	0.4	0.4	0.4	0.4	0.5
Germany	2.9	2.9	3.2	3.1	3.5
Spain	1.3	1.4	1.8	2.0	1.8
Other	6.2	6.9	6.8	6.7	6.4

Total Europe	11.5	12.4	12.9	12.9	12.9
Japan	4.4	3.3	3.4	3.2	2.5
China	16.3	16.1	18.0	19.1	20.9
Other	9.5	10.4	10.4	10.6	11.1

Total Asia	30.1	29.8	31.7	32.9	34.6
Africa and others	5.7	5.5	5.4	5.0	2.8

Total imports	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government. For a description of these measures, see “The Economy—Privatization and Role of the State in the Economy”.

Peru attracted more than U.S.$44.5 billion in foreign direct investment between 2010 and 2014. During 2010, foreign direct investment increased to U.S.$8.2 billion compared to U.S.$6.0 billion in 2009, primarily due to an increase in reinvestment of earnings. In 2011, foreign direct investment decreased to U.S.$7.5 billion, primarily due to a decrease in capital contributions which was largely offset by an increase in net loans by foreign parent companies to their Peruvian subsidiaries. In 2012, foreign direct investment increased significantly to U.S.$11.8 billion, as compared to U.S.$87.5 billion in 2011, primarily due to increases in both reinvestments and capital contributions. In 2013, foreign direct investment decreased to U.S.$9.2 billion due primarily to increased reinvestments and capital contributions, partially offset by net liabilities to capitalize enterprises. In 2014, foreign direct investment decreased 15.0% to U.S.$7.8 billion as compared to 2013 primarily due to decreased equity capital and net liabilities to capitalize enterprises.

During 2010, Peru completed 21 privatizations and concession grants for U.S.$179.5 million which generated U.S.$6.4 billion in projected investments. In 2011, Peru completed 15 privatizations and concession grants for U.S.$44.1 million which generated U.S.$4.1 billion in projected investments. During 2012, Peru completed eight privatizations and concession grants for U.S.$68.2 million that, together with project investments, resulted in aggregate investments of U.S.$701.5 million. During 2013, grants totaled U.S.$230.8 million, which along with project investments and income from 14 privatizations and concessions resulted in U.S.$4.5 billion in total investments. During 2014, Perú completed eight privatizations and concession grants for U.S.$10.0 billion. For a description of these transactions see “Privatizations and Concessions” above.

For the 2015-2016 period and based on Peru’s privatization and concession initiatives, the Government has announced a portfolio of 207 projects with aggregate value of U.S.$31.7 billion to promote private investments. The projects include initiatives in mining, hydrocarbons, energy, industry and infrastructure.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2010 and 2014 were as follows.

•	In 2010, Peru experienced portfolio capital inflows of U.S.$87.0 million, primarily due to the purchase of local Peruvian securities by non-resident investors.

•	In 2011, Peru experienced portfolio capital inflows of U.S.$147.0 million, primarily due to the purchase of local Peruvian securities by non-resident investors.

•	In 2012, Peru experienced portfolio capital outflows of U.S.$32.0 million, primarily due to the sale of local Peruvian securities by non-resident investors.

•	In 2013, Peru experienced portfolio capital inflows of U.S.$585.0 million, primarily as a result of local securities by non-resident investors and the issuance of ADRs by Peruvian companies.

•	In 2014, Peru experienced portfolio capital outflows of U.S.$79.0 million, primarily due to the sale of land Peruvian Securities by non-resident investors.

The following table provides information, by sector, on the stock of foreign direct investments registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector

(in millions of U.S. dollars at current prices)

	As of December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Agriculture	45.2	45.2	45.2	45.2	70.5
Commerce	786.9	794.5	795.8	796.8	797.8
Telecommunications	3,788.6	3,808.0	3,932.4	3,932.4	3,932.4
Construction	329.1	329.1	339.2	344.0	344.0
Energy	2,454.9	2,513.4	2,606.6	3,064.9	3,074.0
Finance	3,895.5	4,081.8	4,211.8	4,257.3	4,297.9
Industry	3,094.9	3,107.6	3,109.9	3,138.4	3,163.4
Mining	5,028.4	5,391.0	5,417.0	5,592.0	5,604.4
Fishing	163.0	163.0	163.0	163.0	163.0
Petroleum	637.8	657.8	679.7	679.7	679.7
Services	647.2	654.2	658.0	674.2	674.2
Forestry	1.2	1.2	1.2	1.2	1.2
Transportation	314.5	337.6	339.4	366.4	364.5
Tourism	76.6	76.6	81.6	83.1	83.1
Housing	29.8	32.7	32.7	32.7	32.7

Total	21,293.7	21,993.7	22,413.3	23,171.4	23,283.0

(1)	Preliminary data.

Source: Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in dollars, and as a percentage of total foreign direct investment, as registered with Proinversión or its predecessor agency, as of the dates presented.

Registered Stock of Foreign Direct Investment by Country of Origin

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Argentina	30.8	33.0	33.0	33.0	39.7
Australia	6.9	6.9	6.9	7.4	7.6
Austria	5.9	5.9	5.9	5.9	5.9
Bahamas	183.1	183.1	183.1	183.1	183.1
Belgium	79.3	79.3	84.9	84.9	84.9
Bermuda	30.5	38.9	76.8	183.3	210.8
Bolivia	4.8	4.8	4.8	4.8	4.8
Brazil	1,105.9	1,142.0	1,142.0	1,169.5	1,166.0
Canada	705.2	845.2	853.5	853.5	1,070.3
Cayman Islands	60.1	60.1	81.1	96.1	96.1
Chile	1,347.3	1,383.7	1,406.0	1,422.1	1,486.9
China	147.3	147.8	208.1	208.1	208.1
Colombia	1,111.3	1,139.7	1,054.2	1,067.8	1,079.1
Denmark	0.7	10.1	10.1	10.1	10.1
Ecuador	122.2	123.0	124.1	124.1	128.7
Finland	1.3	1.3	1.3	1.3	—
France	214.3	220.5	220.5	220.5	220.5
Germany	191.5	191.5	191.5	191.5	191.5
Honduras	0.2	2.9	2.9	2.9	2.9
India	0.9	0.9	0.9	0.9	—
Italy	119.5	119.5	119.5	119.5	127.0
Japan	227.4	234.4	238.4	238.4	238.4
Korea	40.7	40.7	40.7	40.7	44.1
Liberia	0.6	0.6	0.6	0.6	—
Liechtenstein	19.3	19.3	19.3	19.3	19.3
Luxembourg	272.4	272.4	272.4	272.4	543.3
Mexico	464.8	464.8	476.8	476.8	487.8
Netherlands(2)	1,520.0	1,532.8	1,532.8	1,532.8	1,532.8
New Zealand	6.8	6.8	6.8	6.8	6.8
Panama	933.8	935.3	936.4	937.3	947.5
Portugal	38.6	38.6	38.6	38.6	38.6
Russia	2.6	2.6	2.6	2.6	2.6
Singapore	365.5	365.5	365.5	365.5	365.5
Spain	4,087.4	4,125.5	4,433.5	4,459.1	4,491.1
Sweden	66.6	66.6	66.6	66.6	66.6
Switzerland	422.4	436.6	455.0	455.0	457.0
United Kingdom(3)	3,962.6	4,317.6	4,317.6	4,317.6	4,322.4
United States	3,166.9	3,167.0	3,167.0	3,167.7	3,192.4
Uruguay	160.2	160.2	160.2	160.2	160.2
Venezuela	8.0	8.0	8.0	8.0	8.0
Other	58.2	58.2	58.2	58.2	30.1

Total	21,293.7	21,993.7	22,413.3	22,614.7	23,278.5

(1)	Preliminary data. Updated as of December 31, 2014.
(2)	Includes Dutch overseas territories.
(3)	Includes United Kingdom overseas territories.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin

(as a percentage of total direct investment, at current prices)

	As of December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)

Argentina	0.2	0.2	0.2	0.2	0.2
Australia	—	—	—	—	—
Austria	—	—	—	—	—
Bahamas	0.9	0.8	0.8	0.8	0.8
Belgium	0.4	0.4	0.4	0.4	0.4
Bermuda	0.1	0.2	0.3	0.8	0.9
Bolivia	—	—	—	—	—
Brazil	5.2	5.2	5.1	5.2	5.0
Canada	3.3	3.8	3.8	3.8	4.6
Cayman Islands	—	—	—	—	0.4
Chile	6.3	6.3	6.3	6.3	6.4
China	0.7	0.7	0.9	0.9	0.9
Colombia	5.2	5.2	4.7	4.7	4.6
Denmark	—	—	—	—	—
Ecuador	0.6	0.6	0.6	0.6	0.6
France	1.0	1.0	1.0	1.0	0.9
Germany	0.9	0.9	0.9	0.9	0.8
Italy	0.6	0.5	0.5	0.5	0.5
Japan	1.0	1.0	1.0	1.0	1.0
Korea	0.2	0.2	0.2	0.2	0.2
Liechtenstein	0.1	0.1	0.1	0.1	0.1
Luxembourg	1.3	1.2	1.2	1.2	2.3
Mexico	2.2	2.1	2.1	2.1	2.1
Netherlands(2)	7.1	7.0	6.8	6.8	6.6
New Zealand	—	—	—	—	—
Panama	4.4	4.3	4.2	4.1	4.1
Portugal	0.2	0.2	0.2	0.2	0.2
Singapore	1.7	1.7	1.6	1.6	1.6
Spain	19.2	18.8	19.8	19.7	19.3
Sweden	0.3	0.3	0.3	0.3	0.3
Switzerland	2.0	2.0	2.0	2.0	2.0
United Kingdom(3)	18.6	19.6	19.3	19.1	18.6
United States	14.9	14.4	14.1	14.0	13.7
Uruguay	0.8	0.7	0.7	0.7	0.7
Venezuela	—	—	—	—	—
Other	0.3	0.3	0.3	0.3	0.1

Total	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data. Updated as of December 31, 2012.
(2)	Includes Dutch overseas territories.
(3)	Includes United Kingdom overseas territories.

Source: Proinversión.

The principal sources of direct investment in Peru by country of origin in 2014 were Spain, the United Kingdom and the United States. Together they represented 51.6% of total foreign direct investment in 2014, compared to 52.8% in 2013.

THE MONETARY SYSTEM

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and the Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s charter, enacted that same year. The 1993 Constitution and the Central Bank’s charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of nuevo sol.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the Executive Branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank possesses full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency in order to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the Government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate in the CPI, which was 2.1% in 2010, 4.7% in 2011, 2.6% in 2012, 2.9% in 2013 and 3.2% in 2014. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank has established a target inflation rate and has announced this target rate in order to shape market expectations. The Central Bank’s target annual inflation rate for 2014 is 2.0%, with a tolerance of plus or minus one percentage point so as to be between 1% and 3%.

The inflation rate during 2014 was 3.2% (above the Central Bank’s target annual inflation rate for the period, which was set between 1% and 3%). The Central Bank continues to pursue monetary policies aimed at ensuring that actual inflation remains within the target range. Because of the reduction in inflationary pressure resulting from this more stable price environment, the Government believes that the inflation rate will converge to the target rate set by the Central Bank.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during 2001 and 2002, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate and the lower limit correspond to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

During 2014, the nuevo sol depreciated 6.4% against the U.S. dollar, which was consistent with global trends. The Central Bank participates in the market (buying or selling nuevos soles) in order to avoid large exchange rate fluctuations and their adverse effects on the Peruvian economy, which remains partially dollarized. In 2014, the Central Bank exercised limited intervention pursuant to its policy to only intervene when exchange rate fluctuations are influenced by speculation.

During 2014, the Central Bank decreased the reference rate to 3.5% as of December 31, 2014. In December 2014, the Central Bank continued to lower the reserve requirements for financial institutions as of December 2014 to 9.5% and 44.3% on deposits for nuevos soles and U.S. Dollars, respectively.

The following table provides information on interest rates applicable to commercial bank loans as of the dates presented.

Interest Rates on Commercial Bank Loans(1)

(annual percentage rates)

	2012				2013				2014
	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
Domestic Currency:
Interbank	4.3	4.2	4.2	4.2	4.2	4.3	4.3	4.1	4.0	4.0	3.7	3.8
Prime(2)	5.3	5.2	5.1	5.0	4.7	4.5	4.7	4.5	4.9	5.0	4.5	4.7
Average loan rate	19.0	19.6	19.3	19.1	19.1	18.8	17.6	15.9	15.6	16.0	15.7	15.7
Foreign currency:
Interbank	2.3	1.8	1.2	1.2	2.0	0.3	0.2	0.2	0.1	0.1	0.2	0.2
Prime(2)	3.1	3.7	2.7	4.0	5.6	2.5	1.5	1.0	0.7	0.6	0.8	0.7
Average loan rate	7.9	8.0	8.2	8.2	8.7	8.6	8.3	8.0	7.8	7.3	7.5	7.5

(1)	Weighted average interest rates of commercial banks for each period based on the total outstanding balance of loans and deposits.
(2)	Average interest rates at which major banks are willing to offer 90-day loans to its lower risk corporate customers in the form of advances on current accounts.

Source: Central Bank / Nota Semanal No. 9-2015 (Mar. 6, 2015).

As of December 31, 2012, the average interest rate on domestic currency loans rose to 19.1%, while the rate on foreign currency loans increased to 8.2%. As of December 31, 2013, the average interest rate on domestic currency loans decreased to 15.9%, while the rate on foreign currency loans decreased to 8.0%. As of December 31, 2014, the average interest rate on domestic currency loans decreased to 15.7%, while the rate on foreign currency loans decreased to 7.5%.

The following table provides information on interest rates applicable to deposits as of the dates presented.

Interest Rates on Deposits Paid by Commercial Bank

(annual percentage rates)

	As of December 31,
	2010	2011	2012	2013	2014
Domestic currency:
Saving deposits	0.5	0.6	0.6	0.5	0.5
Time deposits(1)	2.9	4.1	3.8	3.5	3.8
Average deposits rate(2)	1.8	2.5	2.4	2.3	2.3

Foreign currency:
Saving deposits	0.3	0.3	0.3	0.3	0.2
Time deposits(1)	1.2	1.0	1.3	0.7	0.5
Average deposits rate(2)	0.8	0.7	0.9	0.4	0.4

(1)	Time deposits for 31 to 179 days.
(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective terms.

Source: Central Bank.

The average interest rate on domestic currency deposits and foreign currency deposits was 1.8% and 0.8%, respectively, as of December 31, 2010; 2.5% and 0.7%, respectively, as of December 31, 2011; 2.4% and 0.9%, respectively, as of December 31, 2012; 2.3% and 0.4%, respectively, as of December 31, 2013; and 2.3% and 0.4%, respectively, as of December 31, 2014.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit (CDBCRP) and indexed certificates of deposit (CDR) (indexed to the exchange rate);

•	temporary purchases of Central Bank certificates of deposits and of treasury bonds; and

•	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repos;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity; and

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

As of December 31, 2014, the minimum reserve requirement for local and foreign currency deposits was 9.0%. Foreign currency deposits were subject to a 50% marginal rate (local currency deposits were subject to a 15% marginal rate). On average, 15.0% of local currency deposits and 43.8% of total foreign currency deposits were maintained as reserves. Financial institutions may satisfy the minimum reserve requirements with funds they hold in vaults or that are on deposit in their accounts at the Central Bank. Financial institutions also must maintain at least 3% of local and foreign currency deposited with the Central Bank.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short-term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital fluctuated between a high of U.S.$230 million of inflows in 2004 to U.S.$1.5 billion of outflows in 1999. Short-term capital outflows were U.S.$258.0 million during 2010, U.S.$1.3 billion during 2011, and U.S.$2.1 billion in 2013. However, Peru had a short-term capital inflow of U.S.$2.2 billion during 2012 and U.S.$0.4 billion during 2014. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the Central Bank has issued certificates of deposit with restricted trading in order to avoid speculation against the dollar in the local market. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization of the financial system has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced the nuevo sol in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate had reached 7,650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the past few years the ratio of dollarization has been decreasing.

As of December 31, 2014, U.S. dollar-denominated deposits equaled 39.9% of total deposits in the financial system (at the end of 2013, they represented 40.0%, compared to 35.2% at the end of 2012, 40.7% at the end of 2011 and 41.5% at the end of 2010). At the same time, U.S. dollar-denominated credits in the private sector decreased to 37.7% of total credits in the financial system as of December 31, 2014 (40.2% at the end of 2013, 43.0% at the end of 2012, 44.2% at the end of 2011, and 45.4% at the end of 2010).

The continued demand for nuevos soles in the vast majority of transactions that take place in the Peruvian economy has preserved the nuevo sol as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the nuevo sol will grow, gradually restoring the nuevo sol as the principal currency for savings.

During 2014, the nuevo sol depreciated 6.4% against the U.S. dollar in nominal terms to S/.2.98 at December 31, 2014 from S/.2.80 at December 31, 2013. This depreciation of the nuevo sol was mainly the result of the economic recovery in the United States which strengthened the dollars against most global currencies, the related gradual reduction of the bond buyback program by the U.S. Federal Reserve, and the uncertainty surrounding U.S. Federal Reserve action relating to increasing long term interest rates.

The following table provides bank credit to the private sector as a percentage of global credit for the periods presented.

Bank Credit to the Private Sector

(as percentage of total credit)

	Private Commercial Banks		Public Sector Banks
	S/.	Foreign Currency	S/.	Foreign Currency

2010	49.4	47.8	2.8	—
2011	48.8	48.8	2.4	—
2012	50.0	47.7	2.2	—
2013	52.6	45.2	2.1	0.1
2014	55.3	42.3	2.3	0.1

Source: Central Bank.

The Banking Law and the charter of the SBS, as defined below, provide that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Banking, Insurance and AFP Superintendency, or the SBS, is responsible for regulating and supervising the financial, insurance and private pension systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the private pension system. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated to the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors and beneficiaries of the financial, insurance and private pension systems, by ensuring the solvency and integrity of the companies that operate in these sectors. The SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current banking law, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic regulations:

•	Market-entry requirements designed to ensure that regulated entities have minimal capital levels to conduct their business and are otherwise reliable financial agents. In particular, the Banking Law requires that commercial banks have a minimum capital base of S/.25.5 million, or approximately U.S.$9.1 million, for the fourth quarter of 2013 (readjusted quarterly based on the wholesale price index), and be managed by competent teams composed of persons of high integrity, aptitude and expertise in their particular fields.

•	Prudential standards designed to ensure that the quality of the financial system’s loan portfolio meets minimum levels. These prudential standards include the following requirements:

•	Strict limits on credit concentration. Financial institutions may not lend an amount equal to or greater than 10% of their capital to any single person or entity. This limit may be raised to 30% depending on the kind of guarantee or security offered. Additionally, financial institutions may not lend more than 5% of their capital to any single person or entity residing abroad. This limit may be raised to 10% and 30% depending on the type of guarantee or security offered. The 1996 Banking Law No. 26708 also prescribes special limits for particular kinds of credits, such as loans to affiliates and other foreign and domestic financial institutions.

•	Capital adequacy ratios. The regulatory capital may be no less than 10% of risk-weighted assets of financial institutions (calculated for three major components of risk that a bank faces: credit risk, market risk and operational risk) which is stricter than the Basel Accord guidelines.

•	Loan-loss reserve requirements. These requirements, which are strictly enforced, range from a minimum 1.1% reserve for loans with normal risk levels when the cyclical rule is activated, to a maximum 100% reserve for loans classified as a loss.

•	Disclosure requirements designed to regulators, economic agents in other sectors of the economy and the public, with sufficient information to evaluate the activities of financial institutions. The principal requirements include the following:

•	Banks must register their shares on the Bolsa de Valores de Lima, or Lima Stock Exchange, or BVL, and thereby become subject to the disclosure guidelines established by the Superintendencia de Mercado de Valores, or Peruvian Securities Superintendency (formerly the Comisión Nacional Supervisora de Empresas y Valores).

•	Banks must publish their quarterly financial statements in major newspapers.

•	Banks must have two credit rating agencies assess their overall risk, which are published in a major newspapers semiannually.

With respect to loan-loss reserve requirements, current risk classifications of loans to corporate, large- and medium-sized enterprises take into consideration primarily a cash flow analysis of the borrower, how long payments are overdue and the classification of the borrower by other financial entities. The borrower’s cash flow is based on the level of solvency, economic trends in its line of business and the quality of the borrower’s management and control systems. In the case of consumer, small and micro enterprises and mortgage loans, the risk classification is only based on the number of days payments are overdue. Additionally, guarantees or collateral may affect the specific level of reserves that must be maintained with respect to a particular loan.

The following table provides the risk-classification scheme mandated by the SBS.

Risk Category	Criteria

Normal:
Corporate, large and medium enterprises loans	0 days past due, high solvency, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due.
Mortgage loans	Up to 30 days past due.

Potential problems:
Corporate, large and medium enterprises loans	Up to 60 days past due, based on cash flow analysis the company is able to fulfill all of its financial obligations, exhibits moderate solvency and adequate management and control systems, but is part of a temporarily destabilized economic sector.
Small and micro enterprises loans	9 to 30 days past due.
Consumer loans	9 to 30 days past due.
Mortgage loans	31 to 90 days past due.

Deficient:
Corporate, large and medium enterprises loans	60 to 120 days past due, moderate to low solvency, unclear tendency in economic sector and inadequate management and control systems.
Small and micro enterprises loans	31 to 60 days past due.
Consumer loans	31 to 60 days past due.
Mortgage loans	91 to 120 days past due.

Doubtful:
Corporate, large and medium enterprises loans	121 to 365 days past due, low solvency, falling revenues in economic sector and inadequate management and control systems.
Small and micro enterprises loans	61 to 120 days past due.
Consumer loans	61 to 120 days past due.
Mortgage loans	121 to 365 days past due.

Loss:
Corporate, large and medium enterprises loans	More than 365 days past due, debtor insolvent, structural problems in economic sector and inadequate management and control systems.
Small and micro enterprises loans	More than 120 days past due.
Consumer loans	More than 120 days past due.
Mortgage loans	More than 365 days past due.

Source: SBS.

The following table presents the minimum required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category and Type of Loan

(as a percentage of total portfolio as of December 31, 2014)

	Loan-loss Reserves for Normal Loans
Type of Loan	Rate	Cyclical Component(1)
Corporate and large enterprises loans	0.70	0.4 or 0.45(2)
Medium enterprises loans	1.00	0.30
Small and micro enterprises loans	1.00	0.50
Consumer loans	1.00	1.0 or 1.5(3)
Mortgage loans	0.70	0.40

	Loan-loss reserves for Loans other than Normal Loans(4)
	With Liquid Guarantee	With Other Guarantee	Without Guarantee
Potential problems	1.25	2.50	5.00
Deficient	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

(1)	The cyclical component applies when GDP has a significant and constant growth and deactivates when it does not. The cyclical rule was activated and has been applied since September 2010.
(2)	For corporate loans the cyclical rate is 0.4% and for large enterprises the cyclical rate is 0.45%.
(3)	For non-revolving consumption loans the rate is 1%; and for revolving consumer loans it is 1.5%.
(4)	The required loan-loss reserves for loans guaranteed with highly liquid guarantees is 1%.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Loan Portfolio of the Financial System by Type of Institution

(as a percentage of total loans, as of December 31, 2014)

Risk Category	Commercial Banks	Finance Companies	Savings and Loans Associations		Small- Business Development Banks	Financial Leasing Companies	Total
			Municipal	Rural

Normal	94.27	87.95	86.88	75.87	88.45	88.35	93.44
Potential problems	2.04	3.40	4.28	6.63	4.32	7.94	2.27
Deficient	1.06	2.01	1.69	5.16	1.91	1.74	1.17
Doubtful	1.30	2.80	2.21	5.01	2.65	1.10	1.45
Loss	1.32	3.83	4.94	7.33	2.67	0.87	1.67

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SBS.

Risk Classification of Loan Portfolio of Commercial Banks

(as a percentage of total loans, as of December 31, 2014)

Risk Category	Corporate Loans	Large Enterprises Loans	Medium Enterprises Loans	Small Enterprises Loans	Micro Enterprises Loans	Consumer Loans	Mortgage Loans

Normal	99.67	97.05	90.97	84.33	93.37	88.91	94.71
Potential problems	0.30	2.07	3.40	3.88	1.84	2.99	1.55
Deficient	0.03	0.30	2.01	2.49	0.99	2.02	1.15
Doubtful	—	0.36	1.82	3.41	1.70	3.46	1.20
Loss	—	0.21	1.80	5.89	2.11	2.63	1.40

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

The following table provides the status of loans in the financial system as of December 31, 2014.

Status of Loans in the Financial System

(as a percentage of total loans, as of December 31, 2014)

Type of Institution	Current Loans		Refinanced and Restructured Loans	Loans Past Due	Loans Subject to Judicial Proceedings
	Short-term	Long-term

Commercial banks	36.4	60.1	1.0	1.4	1.1
Financial companies	29.2	64.0	1.2	4.2	1.4
Savings and loans associations:
Municipal	13.1	79.2	1.9	2.9	2.9
Rural	22.3	62.7	2.4	8.7	3.9
Small-business development banks	28.0	67.2	0.7	3.2	1.0
Financial leasing companies	15.1	81.1	1.9	1.0	1.0
Total	34.4	61.6	1.1	1.7	1.2

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•	Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial institutions are required to disseminate through the media and the Peruvian Securities Superintendency. Off-site inspections look to information disclosed by the supervised companies to ensure that the companies comply with applicable regulations, to review the management of the supervised financial institutions, and to identify risk factors that might indicate potential future problems. The SBS also conducts on-site inspections at least once a year. During such visits the SBS may conduct either a general evaluation of the financial institution or a review of specific issues.

•	Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, as of December 31, 2014, insures deposits in the financial system up to S/.94,182.00, or approximately U.S.$31,604.7 (readjusted quarterly based on the wholesale price index), per person, for each financial institution member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial services industry and limited the supply of medium- and long-term credit.

As part of its economic program, President Fujimori’s administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed the Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law (Law No. 26072), which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of December 31, 2014, the Peruvian financial system was composed of 68 financial institutions, including:

•	17 full-service commercial banks;

•	12 municipal and ten rural savings and loan associations;

•	11 small-business development non-bank institutions;

•	12 finance companies;

•	2 financial leasing companies; and

•	4 state-owned entities (not including the Central Bank), Banco de la Nación (the Central Bank), the Corporación Financiera de Desarrollo, or COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 17 full-service commercial banks in operation as of December 31, 2014, 13 were partly foreign-owned of which 11 have foreign owners holding a majority equity stake exceeding 80% while two have foreign owners holding an equity stake exceeding 30%. As of December 31, 2014, other institutions supervised by the SBS included two mortgage management companies, seven money transfer companies, four general deposit warehouses, two trust companies, one surety and bonding house and two cash transportation, custody and management companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the Government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the Government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors.

Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full-service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans for all sectors of society.

During 2006, 2007 and 2008, the Peruvian financial system experienced several important events. In May 2006, Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008 and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full-service commercial banks in Peru. In addition, two finance companies related with retailers were authorized to start operating as full-service banks in June 2007 and January 2008.

In 2010, two new finance companies began operations. In 2011 the number of microfinance institutions increased as a result of the creation of a new municipal savings association in October 2011. In 2012, Edpyme Inversiones La Cruz, a company specializing in retail loans, was authorized to start operations. In August 2012, a new bank, Banco Cencosud, was authorized to start operations as a full-service commercial bank and Edpyme Proempresa transformed into a financial services company. In December 2012, CRAC Profinanzas merged with Financiera Universal which, as of December 31, 2012, ranked, with respect to total market share, eighth in terms of total direct credit (with 3.20%), third in terms of total deposits (with 6.56%) and ninth in terms of equity (with 4.16%). In May 2013, Financiera Confianza acquired CRAC Nuestra Gente and in October 2013, Edpyme Nueva Visión was authorized to convert into a financial services company.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of December 31, 2014.

Loans and Deposits

(as a percentage of total loans and total deposits by currency)

Type of Institution	As of December 31, 2014
	Loans		Deposits
	S/.	U.S.$	S/.	U.S.$

Rural savings and loans	1.1	0.1	1.1	0.2
Municipal savings and loans	8.6	1.1	8.8	1.8
Financial leasing companies	—	0.6	—	—
Non-deposit lending institutions	7.4	0.7	3.8	0.7
Commercial banks	76.0	97.1	70.7	94.6
Small business development banks	0.8	0.2	—	—
State-owned banks(1)	6.1	0.4	15.7	2.7

Total	100.0	100.0	100.0	100.0

(1)	Does not include second floor loans.

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates presented.

Number of Financial Institutions

and Share of Total Assets of the Financial System

	Number of Institutions as of December 31,					Share of Total Assets (%) as of December 31,
Type of Institution	2010	2011	2012	2013	2014	2013	2014

Rural savings and loans	10	11	10	9	10	0.7	0.6
Municipal savings and loans	13	13	13	13	12	4.9	4.6
Financial leasing companies	2	2	2	2	2	0.2	0.2
Finance companies	10	10	11	12	12	3.6	4.0
Commercial banks	15	15	16	16	17	77.9	77.5
Small business development banks	10	10	10	9	11	0.4	0.4
State-owned entities	4	4	4	4	4	12.3	12.8

Total	64	65	66	65	68	100.0	100.0

Source: SBS.

During 2010, total assets of the Peruvian financial system increased by 28.3%, compared to 2009, due primarily to economic growth. In 2011, total assets of the Peruvian financial system increased by 13.2%, compared to 2010, due primarily to continued economic growth and stability. In 2012, total assets of the Peruvian financial system increased by 23.3%, compared to 2011, due primarily to a solid macroeconomic foundation and a favorable economic outlook. In 2013, total assets of the Peruvian financial system increased by 5.8% compared to 2012, primarily as a result of challenging conditions in the global economy, leading to decreased economic activity in the country as compared to 2012. In 2014, total assets of the financial system increased by 3.7%, primarily as a result of improved macroeconomic performance.

The following table provides the total gross assets of the Peruvian financial system as of the dates presented.

Total Gross Assets of the Peruvian Financial System and the Commercial Banks

(in millions of U.S. dollars and percentage change from previous year)

	Financial System(1)		Commercial Banks
	U.S.$	Growth Rate (%)	U.S.$	Growth Rate (%)
As of December 31,
2010	71,251	28.3	63,951	28.1
2011	80,682	13.2	71,608	12.0
2012	99,472	23.3	87,905	22.8
2013	105,223	5.8	93,494	6.4
2014	109,145	3.7	96,946	3.7

(1)	Does not include state-owned banks.

Source: SBS.

The financial system is the primary source of private sector financing. For the year ended December 31, 2010, the manufacturing sector and the wholesale and retail sector had the largest share of total loans, with 16.3% and 16.5%, respectively. For the years ended December 31, 2011 and 2012, the trend continued with the wholesale and retail sector and the manufacturing sector having the largest share of loans, with 17.0% and 15.2%, respectively, in 2011 and 17.2% and 13.7%, respectively, in 2012. For the year ended December 31, 2013 and 2014, loans to the wholesale and retail section represented 17.2% and 17.0%, respectively, of total loans while loans to the manufacturing sector as a percentage of total loans was 14.1% and 14.5%, respectively.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates presented.

Loans of the Financial System by Sector(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
Sector	2010	2011	2012	2013	2014

Agriculture and livestock	1,349	1,687	2,046	2,127	2,191
Fishing	496	589	550	582	453
Mining	1,490	1,821	1,688	2,405	2,169
Manufacturing	7,292	8,370	8,953	9,805	10,736
Electricity, gas and water	1,632	1,976	2,405	2,174	2,425
Construction	823	1,094	1,429	1,503	1,830
Wholesale and retail trade	7,420	9,340	11,247	11,965	12,564
Hotels and restaurants	658	892	1,111	1,073	1,184
Transportation, warehousing and telecommunications	3,050	3,161	3,554	3,766	3,958
Financial intermediation	1,142	1,397	1,490	1,659	1,718
Real estate	3,332	3,807	4,734	4,884	5,505
Public administration and defense	107	97	88	160	191
Education	383	449	576	633	675
Health and social services	173	222	298	343	365
Other(2)	15,521	20,056	25,245	26,468	27,977

Total loans	44,869	54,960	65,414	69,548	73,941

(1)	Does not include state-owned banks and financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Loans of the Financial System by Sector(1)

(as a percentage of total loans)

	As of December 31,
Sector	2010	2011	2012	2013	2014

Agriculture and livestock	3.0	3.1	3.1	3.1	3.0
Fishing	1.1	1.1	0.8	0.8	0.6
Mining	3.3	3.3	2.6	3.5	2.9
Manufacturing	16.3	15.2	13.7	14.1	14.5
Electricity, gas and water	3.6	3.6	3.7	3.1	3.3
Construction	1.8	2.0	2.2	2.2	2.5
Wholesale and retail trade	16.5	17.0	17.2	17.2	17.0
Hotels and restaurants	1.5	1.6	1.7	1.5	1.6
Transportation, warehousing and telecommunications	6.8	5.8	5.4	5.4	5.4
Financial intermediation	2.5	2.5	2.3	2.4	2.3
Real estate	7.4	6.9	7.2	7.0	7.4
Public administration and defense	0.2	0.2	0.1	0.2	0.3
Education	0.9	0.8	0.9	0.9	0.9
Health and social services	0.4	0.4	0.5	0.5	0.5
Other(2)	34.6	36.5	38.6	38.1	37.8

Total loans	100.0	100.0	100.0	100.0	100.0

(1)	Does not include state-owned banks or financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks, that are easily convertible into cash;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2014, Peru’s monetary base grew 48.5%, from U.S.$12.2 billion as of December 31, 2010 to U.S.$18.1 billion as of December 31, 2014. For the five-year period ended December 31, 2014, M1 grew at a compound annual rate of 14.8%, M2 at a compound annual rate of 17.3% and M3 grew at a compound annual rate of 13.7%.

The following table shows changes in selected monetary indicators as of the stated dates.

Selected Monetary Indicators

(percentage change from previous year)(1)

	As of December 31,
	2010	2011	2012	2013	2014
Money Supply Measures
M1	28.0	18.7	17.6	13.7	5.7
M2	25.8	21.2	22.4	18.5	7.4
M3	13.4	18.7	14.2	15.0	9.9

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates presented.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2012	2013	2014
Currency in circulation and cash in vaults at banks	14,833	15,189	15,954
Commercial bank deposits at the Central Bank	5,847	3,359	2,121

Monetary base	20,680	18,549	18,075
Gross international reserves	64,049	65,710	62,353
Net international reserves	63,991	65,663	62,308

As of December 31, 2012, the ratio of gross international reserves at the Central Bank to the monetary base was approximately 3.1 to 1, compared to 3.5 to 1 at December 31, 2013 and 3.4 at December 31, 2014. As of December 31, 2013, total credit aggregates were U.S.$44.9 billion and total deposits were U.S.$58.8 billion, compared to U.S.$50.7 billion and U.S.$59.7 billion, respectively, at December 31, 2014. For the three-year period ended December 31, 2014, private-sector credit increased at a compound annual growth rate of 11.2%, to U.S.$75.5 billion at the end of the period. For the same period, total deposits increased at a compound annual growth rate of 7.9%, while foreign currency-denominated deposits increased at a compound annual growth rate of 3.6%, to U.S.$23.8 billion. During the same period local currency-denominated deposits had a compound annual growth rate of 11.3%, totaling U.S.$35.9 billion at December 31, 2014.

As of December 31, 2014, Peru’s monetary base was U.S.$18.1 billion. From December 31, 2013 to December 31, 2014, gross international reserves decreased, to U.S.$62.4 billion and net international reserves decreased to U.S.$62.3 billion as of December 31, 2014, from approximately U.S.$65.7 billion as of December 31, 2013.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates presented.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2012	2013	2014
Monetary aggregates
Currency in circulation	12,645	12,552	13,145
M1	22,544	22,068	22,846
M2	48,030	48,506	50,167
M3	69,304	72,446	74,046
Credit by sector(1)
Public sector(2)	(26,927)	(25,911)	(24,755)
Private sector	65,721	70,841	75,566

Total credit aggregates	38,794	44,930	50,811
Deposits
Local currency(3)	34,609	34,964	35,978
Foreign currency(4)	21,253	23,877	23,802

Total deposits	55,862	58,841	59,780

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program the Government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990s, but by 1999 inflation had declined to a rate of 3.5% per year. During the five-year period ended December 31, 2013, inflation has been relatively stable at rates of 2.1% in 2010, 4.7% in 2011, 2.6% in 2012, 2.8% in 2013 and 3.2% in 2014.

During 2010, the rate of inflation increased to 2.1%, mainly due to an increase in prices for some types of food and fuel. In 2011, the rate of inflation increased to 4.7%, mainly due to internal and external economic conditions that affected the prices of food and fuel. During 2012, the rate of inflation was 2.6%, mainly due to the gradual reversion of supply shocks that affected agricultural products in the local market during 2011.

During 2013, the rate of inflation was 2.9%, mainly due to resulting from higher prices for basic goods such as meat and sugar that depend on international prices as well as higher prices on domestic goods and services that began to dissipate in September 2013. In 2014, the inflation rate was 3.2%, primarily the result of higher food prices, principally the price of chicken and higher prices for services, especially in electricity tariffs.

The following table shows changes in the CPI for the periods presented.

Consumer Price Index

(percentage change)

	End of Period(1)	Average(2)

2010	2.1	1.5
2011	4.7	3.4
2012	2.6	3.7
2013	2.9	2.8
2014	3.2	3.2

(1)	Accumulated during the 12-month period.
(2)	12-month average.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of the nuevo sol against the U.S. dollar.

The following table shows the nuevo sol/U.S. dollar exchange rates for the periods presented.

	Exchange Rates(1) (S/. per U.S.$)
	End of Period(2)	Average

2010	2.81	2.83
2011	2.70	2.75
2012	2.55	2.64
2013	2.80	2.70
2014	2.99	2.84

(1)	Formal rates offered by banks.
(2)	As of the last day of the year.

International Reserves

Under Article 72 of the Central Bank’s charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposits of less than 90 days issued by banks; and

•	highly-liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly-liquid, short-term assets to cover unexpected contingencies;

•	liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly-liquid fixed-income securities; and

•	assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•	Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•	fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•	Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•	Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments, of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

•	Interest rate risk. To mitigate interest rate risk, the Central Bank takes the terms of its liabilities into account when fixing the terms of its assets. As such, the average duration of the total portfolio is short, which reduces the impact of interest rate variations on the market value of the portfolio.

The Central Bank’s net international reserves increased from U.S.$44.2 billion in 2010 to U.S.$62.3 billion in 2014:

•	In 2010, net international reserves increased 33.1% to U.S.$44.2 billion. This increase compared to 2009 was mainly attributable to growth of the Central Bank’s net international position and in deposits by the public sector.

•	In 2011, net international reserves increased 10.7% from 2010 to U.S.$48.8 billion. This increase was mainly attributable to an increase in deposits in U.S. dollars by the public sector, deposits by commercial banks at the Central Bank, performance of the investment portfolios and purchases of foreign currency.

•	In 2012, net international reserves increased 31.1% from 2011 to U.S.$64.0 billion. This increase was mainly attributable to an increase of the Central Bank’s net international position as well as an increase in foreign currency deposits by the public and private sectors.

•	In 2013, net international reserves increased 2.6% from 2012 to U.S.$65.7 billion. This increase was primarily attributable to the Central Bank’s net international position and an increase in foreign currency deposits held by private banks.

•	In 2014, net international reserves decreased 5.1% to U.S.$62.3 billion. This reduction in international reserves during 2014 resulted primarily from the net sales in foreign currency (principally U.S. dollars) in the local exchange markets as a means to reduce volatility in the value of the nuevo sol.

From 2010 to 2014, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between 19.1% in 2010 and 19.2% in 2014.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System

(in millions of U.S. dollars, at period end, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014
Central Bank
Assets	44,150	48,859	64,049	65,710	62,353
Liabilities	45	43	57	47	45

Total (assets less liabilities)	44,105	48,816	63,991	65,663	62,308

Banco de la Nación (Central Bank) and development banks:
Assets	72	76	128	62	161
Liabilities	2	—	—	—	—

Total (assets less liabilities)	71	76	128	62	161

Private banks
Assets	1,603	1,743	1,808	2,165	2,607
Liabilities	933	1,552	3,607	1,618	(2,044)

Total (assets less liabilities)	670	191	(1,799)	547	563

Net international reserves	44,846	49,053	62,320	66,271	63,032

Memorandum items:
Gross reserves of the Central Bank	44,150	48,859	64,049	65,710	62.353
Gross reserves of the banking system	45,826	50,678	65,984	67,936	65,121
Gross reserves of the Central Bank (in months of total imports)	18.4	15.9	18.7	18.7	18.3
Gross reserves of the banking system (in months of total imports)	19.1	16.5	19.3	19.3	19.2

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by the Peruvian Securities Superintendency that has as its primary purpose to protect investors and promote the efficient operations of securities markets. In particular, the Peruvian Securities Superintendency’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment fund and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the Government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities Market Law of 1991, which implemented a comprehensive set of measures that liberalized and modernized the operations of the Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of a special fund these entities must provide in order to guarantee the proper execution of trades;

•	market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediaríos, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•	a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the Government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which expired in 2011, played a pivotal role in funneling funds toward the Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, private pension fund managers, or AFPs, were created under Decree Law No. 25,897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards development of the capital markets. For a description of Peru’s private pension system, see “Public Sector Finance—Social Security” below.

From 2010 to 2014, membership in these funds increased at an average annual rate of approximately 5.2%. As of December 31 2014, there were four AFPs with 12 funds in operation, with approximately 5.7 million members and approximately U.S.$38.4 billion in assets under management. These funds invest in equity securities, representing approximately 13.3% of their portfolios, fixed-income securities, representing approximately 46.4% of their portfolios, and mutual funds and investments, representing approximately 38.0% of their portfolios, and investments in securities issued abroad, representing 40.6% of their portfolios.

Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of December 31, 2014, there were seven mutual fund companies in operation that administered 91 mutual funds and managed approximately U.S.$6.3 billion in assets for approximately 352,364 investors. Of these mutual funds, 55 invest primarily in debt securities, representing approximately 93.9% of the total portfolios, 16 invest primarily in mixed-income securities, representing approximately 3.4% of the total portfolios, and 20 invest primarily in variable-income securities, representing approximately 2.7% of the total portfolios.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the Government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the Government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of the Superintendency of Securities Market (SMV). Cash transactions with equity securities accounted for 66.9% of the total traded volume in the BVL during 2014, while cash transactions with fixed income securities accounted for 18.1% of such amount.

As of December 31, 2014, there were 275 companies that had their equity securities listed on the BVL, 30 of which were foreign companies. This number does not include companies which only have bonds listed on the BVL (31 companies). Market capitalization of domestic companies’ listed securities has decreased from U.S.$160.9 billion as of December 31, 2010, to U.S.$120.8 billion as of December 31, 2014. Otherwise, the annual traded value on the BVL has decreased from U.S.$6.8 billion in 2010 to U.S.$5.8 billion in 2014.

The Latin American Integrated Market, or MILA, is the product of an agreement between the stock exchanges of Santiago (Chile), Colombia and Lima (Peru) to form a regional capital market for the exchange of shares in securities. MILA began operations in May 2011. While MILA aims to integrate the capital markets of the member states to promote investment, each member state retains regulatory autonomy over its own capital market.

In May 2013, Peru approved new rules in connection with the Market Makers Program and its treasury bills. The Market Makers Program aims to promote investment and improve liquidity and allows Peru to issue sovereign bonds that approved credit entities and entities that deal in securities may bid on. The new rules for the treasury bills allow bills to be issued on the primary market and be bought and sold on the secondary market by investors such as insurance companies, credit agencies and financial institutions, entities that deal in securities and other investment entities. Non-profit organizations and private individuals may also purchase treasury bills. In July 2013, Peru began issuing treasury bills and sovereign bonds in accordance with these rules.

Peru’s Capital Markets

Transaction Volume and Market Capitalization(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014
Equities:
Stocks	4,252.4	5,891.3	5,863.4	3,614.9	3,801.9
Other	781.1	345.6	239.2	321.7	60.7

Total	5,033.5	6,236.9	6,102.6	3,936.7	3,862.6

Fixed income securities:
Auctions	—	—	0	—	—
Continued trading	197.0	96.1	30.9	77.8	345.2
Bonds-money market	438.2	536.1	449.6	751.9	698.3
Mortgage bills	—	—	—		—
Certificate of deposit	—	—	—		—
Other	—	—	—		—

Total	635.2	632.2	481.1	829.7	1,043.4

Report transactions:
Equities	962.0	913.1	922.6	902.3	835.7
Debt instruments	6.7	6.7	9.7	11.4	22.8

Total	968.7	919.8	932.3	913.8	858.5

Primary Auction	111.6	13.6	55.5	80.4	11.0

Non-massive issued instruments	—	—	—	—	—

Total transaction volume	6749.0	7,802.5	7,571.5	5,760.5	5,775.5

Market capitalization	160,867.4	121,596.2	153,404.2	120,653.4	120,763.0

(1)	BVL.

Source: Peruvian Securities Superintendency and BVL.

PUBLIC SECTOR FINANCES

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

The non-financial public sector has registered an increasing overall balance from 2010 through 2013, from a deficit of U.S.$0.4 billion in 2010, or 0.2% of GDP, to a surplus of U.S.$2.0 billion in 2013, or 0.9% of GDP. In 2014, the non-financial public sector registered a deficit of U.S.$0.5 billion, or 0.3% of GDP. For a description of the Government’s fiscal accounts see “—Central Government” below.

The Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, government spending growth and growth in public sector debt. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, or the Fiscal Responsibility and Transparency Act, and adapting the law to the recently-established regional governments. The Fiscal Responsibility and Transparency Act targeted a non-financial public sector deficit of 2.0% of GDP for 2003, 1.5% of GDP for 2004 and 1.0% in 2005. It also limited any increase of non-financial expenses for 2003 to 3.0% in real terms. In July 2003, however, Congress suspended enforcement of the limit on non-financial expenses for 2003 due to additional expenses generated by the decision to grant wage increases for teachers and healthcare workers following labor strikes earlier in the year.

In 2010, the non-financial public sector deficit was U.S.$0.4 billion, or (0.2)% of GDP, compared to a deficit of U.S.$1.9 billion, or 1.3% of GDP, for 2009. This lower deficit in 2010 was mainly explained by higher tax revenue, related to higher collections of income tax and value-added tax.

In 2011, the non-financial public sector surplus was U.S.$3.4 billion, or 2.0% of GDP. This surplus in 2011 was mainly attributable to increased current revenues, resulting from higher collection of income tax. In 2012, the non-financial public sector surplus was U.S.$4.2 billion, or 2.3% of GDP. This surplus was largely attributable to increased tax revenue and the recovery of economic activity, as well as high internal demand and high prices for exported minerals, which positively impacted tax collections. In 2013, the non-financial public sector surplus was U.S.$2.0 billion, or 0.9% of GDP. This surplus was largely attributable to increased current revenues driven by non-financial public sector spending.

In 2014, the non-financial public sector deficit was U.S.$0.5 billion, or 0.3% of GDP. This deficit was largely attributable to a 1.1 percentage point increase in non-financial public sector spending to 18.6% of GDP in 2014 from 17.6% of GDP in 2013, mainly due to the increase in current expenditure to 13.8% of GDP in 2014 from 12.8% of GDP in 2013.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Primary balance
Central government	1,832	3,520	4,427	3,331	1,183
Decentralized agencies	312	677	1,097	863	584
Municipal governments	(493)	1,137	359	(227)	9
State-owned enterprises	(206)	88	423	301	(113)

Primary NFPS	1,445	5,422	6,305	4,267	1,663
Interest payments:
External debt	1,036	964	1,044	1,143	1,818
Domestic debt	763	1,047	1,064	1,125	1,167

Total interest payments	1,799	2,012	2,109	2,262	2,187

Overall NFPS	(354)	3,410	4,197	2,009	(524)
Financing:
External	(733)	276	(528)	(1,663)	(283)
Domestic	938	(3,734)	(3,678)	(606)	795
Privatization	149	49	10	265	12

Total financing	354	(3,410)	(4,197)	(2,004)	524

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Sources: Central Bank / Nota Semanal No. 7-2015 (Feb. 20, 2015).

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Primary balance
Central government	1.3	2.1	2.4	1.5	0.5
Decentralized agencies	0.2	0.4	0.6	0.4	0.3
Municipal governments	(0.3)	0.7	0.2	(0.1)	—
State-owned enterprises	(0.1)	0.1	0.2	0.2	(0.1)

Primary NFPS	1.0	3.2	3.3	2.0	0.7
Interest payments:
External debt	0.7	0.6	0.5	0.6	0.5
Domestic debt	0.5	0.6	0.6	0.6	0.6

Total interest payments	1.2	1.2	1.1	1.1	1.1

Overall NFPS	(0.2)	2.0	2.3	0.9	(0.3)
Financing:
External	(0.5)	0.2	(0.3)	(0.8)	(0.1)
Domestic	0.6	(2.2)	(2.0)	(0.2)	0.5
Privatization	0.1	—	—	0.1	—

Total financing	0.2	(2.0)	(2.3)	(0.9)	0.3

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank / Nota Semanal No. 7-2015 (Feb. 20, 2015).

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments headed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments.”

The Government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2010 and 2014, total Government revenues fluctuated from a low of U.S.$26.7 billion, or 18.0% of GDP, in 2010, to a high of U.S.$38.7 billion, or 19.1% of GDP, in 2014. During this period, tax revenues fluctuated from a low U.S.$22.8 billion in 2010, or 15.4% of GDP, to a high of U.S.$33.6 billion, or 16.6% of GDP, in 2014. Compared to the levels registered in 2013, in 2014 total Government revenues increased 0.4%, tax revenues increased 1.5%, and non-tax revenue decreased 5.1% (to U.S.$4.9 billion, or 2.4% of GDP, as of December 31, 2014).

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2010 and 2014, total Government expenditures, excluding interest payments on the Government’s debt outstanding, fluctuated between a low of U.S.$24.9 billion, or 16.7% of GDP, in 2010, to a high of U.S.$37.6 billion, or 18.6% of GDP, in 2014. In 2014, total Government expenditures, excluding interest payments on the Government’s debt, increased 6.6%, as compared to those recorded in 2013. In 2014, total Government expenditures were U.S.$37.6 billion, or 18.6% of GDP, compared to U.S.$35.2 billion, or 17.6% of GDP, in 2013.

Between 2009 to 2010, the Government registered increasing overall fiscal balances that ranged from a deficit of U.S.$2.0 billion, or 1.5% of GDP, in 2009 to a surplus of U.S.$0.1 billion, or 0.1% of GDP, in 2010. This was primarily due to an increase in tax collection during 2010 that totaled U.S.$22.8 billion, or 14.8% of GDP, which represented an increase of 30.3% in nominal terms compared to 2009. In 2011, the Government registered an overall fiscal surplus of U.S.$1.7 billion, or 1.0% of GDP, primarily due to an increase in tax collections that totaled U.S.$27.4 billion, or 15.5% of GDP, which represented an increase of 20.3% in nominal terms compared to 2010.

In 2012, the Government registered an overall fiscal surplus of U.S.$2.4 billion, or 1.3% of GDP, primarily due to an increase in tax collections that totaled U.S.$31.9 billion, or 16.0% of GDP, which represented an increase of 16.2% in nominal terms with respect to 2011. In 2013, the Government registered an overall fiscal surplus of U.S.$1.2 billion, or 0.5% of GDP, and tax collections totaled U.S.$33.1 billion, or 16.0% of GDP, representing an increase of 3.8% compared to 2012.

In 2014, the Government registered an overall fiscal deficit of US$0.8 billion, or 0.5% of GDP, and tax collections totaled U.S.$33.6 billion, or 16.6% of GDP, representing an increase of 1.5% compared to 2013.

In 2010, the Government’s primary surplus was U.S.$1.8 billion, or 1.3% of GDP, representing an increase of 588.0% when compared to the primary deficit of U.S.$0.4 billion registered during 2009. In 2011, the Government’s primary surplus was U.S.$3.5 billion, or 2.1% of GDP, representing an increase of 92.1% when compared to the amount registered during 2010, primarily due to an increase in income tax revenues of 33.7%, an increase of 16.7% in value-added tax revenues and an increase in non-tax revenues. In 2012, the primary surplus was U.S.$4.4 billion, or 2.4% of GDP, representing an increase of 25.8% as compared to the primary surplus registered in 2011, primarily due to the 15.6% increase in income tax revenues as well as the 13.7% increase in general sales tax revenues, which illustrates the significant positive impact of increased internal demand.

In 2013, the primary surplus was U.S.$3.3 billion, or 1.5% of GDP, representing a decrease of 24.8% compared to 2012, primarily due to the fact that during 2013 Government expenditure grew at a faster rate than growth in revenue. In 2014, the primary surplus was U.S.$1.2 billion, or 0.5% of GDP, representing a decrease of 63.6% compared to 2013, primarily due to slower growth in government revenue, particular tax revenue, and faster growth in capital expenditures, compared to 2013.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	9,124	12,201	14,111	13,569	14,159
Capital gains tax	0	0	0	0	0
General sales tax	12,581	14,687	16,703	17,698	17,743
Taxes on goods and services	14,233	16,401	18,567	19,729	19,553
Excise taxes	1,652	1,713	1,865	2,032	1,810
Import tariffs	639	502	579	630	630
Other taxes	(1,185)	(1,673)	(1,388)	(844)	(757)

Total tax revenue	22,811	27,431	31,869	33,084	33,585
Non-tax revenue(3)	3,631	4,604	5,001	5,156	4,893

Total current revenue	26,441	32,034	36,870	38,240	38,478
Capital revenue	275	108	130	339	266

Total fiscal revenue	26,717	32,142	37,000	38,579	38,744
Expenditures:
Current non-financial expenditures:
Wages and salaries	5,600	6,415	7,549	8,589	9,629
Goods and services	5,496	6,203	7,550	8,103	8,566
Current transfers	7,084	8,576	8,937	9,133	9,671

Total current non-financial expenditures	18,180	21,193	24,035	25,825	27,867
Capital expenditures:
Fixed investment	4,753	5,044	5,610	5,955	6,034
Other	1,951	2,384	2,928	3,468	3,663
Of which:
Capital transfers	1,326	1,967	2,516	2,859	3,018
Total capital expenditures	6,704	7,428	8,538	9,423	9,695

Total expenditures	24,884	28,621	32,573	35,284	37,561
Fiscal balance:
Primary fiscal balance	1,832	3,520	4,427	3,331	1,183
Interest	1,687	1,830	1,982	2,126	2,036

Overall fiscal balance	146	1,690	2,445	1,205	(853)
Financing:
Foreign financing	(1,079)	218	(176)	(1,966)	(508)
Domestic financing	785	(1,957)	(2,279)	496	1,350
Privatization	149	49	10	265	12

Total financing	(146)	(1,690)	(2,445)	(1,205)	853

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Sources: Central Bank / Nota Semanal No. 7-2015 (Feb. 20, 2015).

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.1	7.2	7.3	6.7	7.0
Capital gains tax	0	0	0	0	0
General sales tax	8.5	8.6	8.7	8.8	8.8
Excise taxes	1.1	1.0	1.0	1.0	0.9
Taxes on goods and services	9.6	9.6	9.6	9.8	9.6
Import tariffs	0.4	0.3	0.3	0.3	0.3
Other taxes	(0.8)	(1.0)	(0.7)	(0.4)	(0.4)

Total tax revenue	15.4	16.1	16.5	16.4	16.6
Non-tax revenue(3)	2.4	2.7	2.6	2.5	2.4

Total current revenue	17.8	18.8	19.1	18.9	19.0
Capital revenue	0.2	0.1	0.1	0.2	0.1

Total fiscal revenue	18.0	18.8	19.2	19.1	19.1
Expenditures:
Current non-financial expenditures:
Wages and salaries	3.8	3.8	3.9	4.3	4.8
Goods and services	3.7	3.6	3.9	4.0	4.3
Current transfers	4.8	5.0	4.6	4.5	4.8

Total current non-financial expenditures	12.2	12.4	12.4	12.8	13.8
Capital expenditures:
Fixed investment	3.2	2.9	2.9	3.0	3.0
Other	1.3	1.4	1.5	1.7	1.8
Of which:
Capital transfers	0.9	1.2	1.3	1.4	1.5
Total capital expenditures	4.5	4.3	4.4	4.7	4.8

Total expenditures	16.7	16.8	16.9	17.6	18.6
Fiscal balance:
Primary fiscal balance	1.3	2.1	2.4	1.5	0.5
Interest	1.1	1.1	1.0	1.0	1.0

Overall fiscal balance	0.1	1.0	1.3	0.5	(0.5)
Financing:
Foreign financing	(0.7)	0.1	(0.1)	(1.0)	(0.3)
Domestic financing	0.5	(1.2)	(1.2)	0.3	0.7
Privatization	0.1	—	—	0.1	—

Total financing	(0.1)	(1.0)	(1.3)	(0.5)	0.5

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Sources: Central Bank / Nota Semanal No. 7-2015 (Feb. 20, 2015).

One of the García administration’s highest priorities was maintaining fiscal discipline while reorienting public spending towards important social objectives. To achieve fiscal balance, the García administration proposed to follow the provisions set forth under the Fiscal Responsibility and Transparency Act. Some of the most important provisions are the macroeconomic fiscal rules, which limit the size of fiscal deficit, growth in consumption expenditure and public debt.

President Humala’s administration has continued to implement policies that promote macroeconomic stability and fiscal discipline. Among the goals of President Humala’s administration are to increase the fiscal balance surplus, create a counter-cyclical fiscal position, decrease external debt and increase tax revenues.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the year ended December 31,
	2010	2011	2012	2013	2014
Income Tax
Individual	9.7	10.5	10.8	11.4	11.4
Corporate	25.5	28.4	27.9	25.7	26.3
Clearing	4.8	5.6	5.7	3.9	4.4

Total income tax	40.0	44.5	44.3	40.9	42.1
Taxes on goods and services
Value-added tax	55.1	53.5	52.4	53.5	52.8
Excise tax
Fuel tax	3.7	3.0	2.6	2.8	2.1
Other	3.5	3.3	3.3	3.3	3.2

Total excise tax	7.2	6.2	5.8	6.1	5.4

Total taxes on goods and services	62.4	59.8	58.2	59.7	58.2
Import tariffs	2.8	1.8	1.8	1.9	1.9
Other taxes	7.1	6.7	8.2	10.2	9.0
Tax refund	(12.3)	(12.9)	(12.6)	(12.6)	(11.2)

Total tax revenue	100.0	100.0	100.0	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities due by taxpayers.

Sources: Central Bank / Nota Semanal No. 7-2015 (Feb. 20, 2015).

Income Taxes

The current income tax law is structured over the basis of five income categories. First and Second category income comprise income from capital gains, Fourth and Fifth category income comprise income from labor, and Third category income is related to corporate income.

Income from capital gains is subject to a rate of 6.25% applied over reported net income. In calculating the net income, a fixed deduction of 20% from the gross income is allowed. First category income is the one received by individuals from the lease of movable and fixed property located within Peru. Second category income is the result of capital gains.

Employment income (which may result from employed or self-employed work) is subject to the following tax rates for 2014:

Personal Annual Income (in UIT(1))	2014 (%)

Between 0–27	15
Between 27–54	21
Greater than 54	30

(1)	UIT is an annual reference index used for tax purposes. For 2014 the UIT is equivalent to S/.3,800, or approximately U.S.$1,357.14.

Source: Ministry of Economy and Finance.

Despite the fact that dividends are capital gains, they are taxed separately at a rate of 4.1%. Peru treats capital gains as ordinary income for tax purposes. The income tax rate for enterprises legally regarded as located in Peru is 30.0%, which applies to net worldwide income. Companies also pay the Temporary Net Asset Tax (ITAN) which is applied at a rate of 0.4% on assets exceeding S/.1.0 million, or approximately U.S.$334,560.05.

On July 18, 2012, a third “tax package” approved by the President was published, comprising five legislative decrees issued under the authority delegated by law No. 29884. The tax package generally became effective between August 2012 and January 2013 and covers, but is not limited to, the following items:

•	non-profit organizations retain tax exemptions held;

•	exemptions for business that provide services to the state;

•	exemptions for capital gains up to five taxable units;

•	cost basis for real estate and other goods acquired free of charge is zero;

•	passive income of non-resident investors is considered Peruvian income;

•	tax on the sale of securities is based on the higher of either the securities’ market value or transaction value; and

•	certificates of participation in mutual funds are considered capital gains.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. In the past, a significant source of capital income was exempt from the tax base.

As of 2014, the following sources of income will no longer be exempt:

•	capital gains from the transfer of equities, shares, corporate bonds and other securities;

•	interest generated from securities such as corporate bonds, certificates of deposits and mortgage loans;

•	yields from participations in mutual funds and investment funds;

•	interest received by corporations from deposits in the financial system; and

•	yields from voluntary contributions to pension funds.

Nevertheless, some exemptions remain effective. For instance, interest by individuals from their deposits in the financial system and yields from mandatory contributions to pension fund administrators.

Value-Added Tax

Effective as of March 1, 2011, Peru imposed an 18.0% value-added tax called the Impuesto General a las Ventas, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the IGV tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are currently exempt from payment of the IGV, such as fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% tax known as the Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed, which is included in the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods as of December 31, 2013.

Product	Rate (%)
Soda	17.0
Gambling	10.0
New cars	10.0
Used cars	30.0
Wines, vermouths, ciders, whiskey, rum, gin	20.0
Cigarettes	S/.0.07 per unit
Horse races	2.0
Beer	27.8

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/.1.50 per liter.

Peru also imposes an excise tax on fossil fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/. per gallon(1)
Gasoline:
less than 84 octane	1.36
from 84–89 octane	1.35
from 90–94 octane	1.76
from 95–97 octane	2.03
greater than 97 octane	2.24
Kerosene	1.94
Gas oil	1.27
Diesel B2	1.24
Residual 6	0.52

(1)	As of December 31, 2010.

Source: Ministry of Economy and Finance.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the Government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the Government’s proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006, the Government established a schedule that gradually decreased the rate to 0.05% in 2010. On February 20, 2011, Congress approved, effective April 1, 2011, to decrease the rate to 0.005%, which is the current applicable ITF rate on financial transactions.

Royalty Fee

In September 2011, the Mining Royalty Law, Law No. 28258, was amended by Law No. 19788 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin and the rate ranges from 1% to 12%.

In addition, there is a royalty fee on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Special Mining Tax

In September 2011, Congress passed Law No. 29789 that institutes a special mining tax on the operating profits of mining companies that results from the sale of metallic mining products, self-consumption or unauthorized withdrawals of such products. The special mining tax rate ranges from 2% to 8.40%, depending on the subject company’s quarterly operating profit margin.

Tax Amnesty

There have been no tax amnesties in the five-year period ended December 31, 2011. However, in December 2009, Congress passed Law No. 29482 in order to exempt from income tax those economic activities performed between 2,500 and 3,200 meters above sea level. The exemption will last ten years and it excludes mining activities and those activities performed in capital cities.

International Tax Treaties

Peru has entered into tax treaties in order to avoid double taxation with Chile, Canada, Brazil, the Andean Community (Ecuador, Colombia and Bolivia), Mexico, South Korea, Sweden and Portugal.

The 2015 Budget

Pursuant to the Constitution and the Ley General del Sistema Nacional de Presupuesto, or General Law of the National Budget System, published on December 8, 2004, and effective as of January 1, 2005, the Ministry of Economy and Finance, acting through the Dirección General de Presupuesto Público, or Public Budget Administration Office, is responsible for preparing Peru’s annual budget.

The annual budget is prepared on the basis of:

•	proposals submitted by the various public entities;

•	matching revenue estimates with goals and priorities established for each entity; and

•	coordinating balances for previous fiscal years and estimates for future fiscal years.

The Public Budget Administration Office submits its proposed budget to the Council of Ministers for approval. If the Council of Ministers approves the proposed budget, it is submitted by the President to Congress by August 30 of each year. Upon congressional approval, the proposed budget becomes the Annual Law of the Public Sector Budget. Under the Constitution, if by November 30 of any year, Congress has not submitted to the executive branch an official document commenting on or approving the budget, the budgetary proposal submitted by the President is automatically adopted as the Annual Law of the Public Sector Budget.

The 2015 budget was submitted to the Congress of the Republic of Peru in August 2014 and was approved on November 30, 2014. The following table summarizes the principal assumptions on which the 2015 budget is based.

Principal Budgetary Assumptions for 2015

Projected real GDP growth	6.0%
Projected (cumulative) inflation	2.0%
Projected average exchange rate	S/2.90 per dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2015 budget proposal projects the following:

•	fiscal revenues of S/.92.0 billion, or approximately U.S.$31.7 billion;

•	public expenditures of S/.103.4 billion, or approximately U.S.$35.6 billion; and

•	an overall non-financial public sector deficit of U.S.$2.3 billion, or 0.4% of the projected GDP.

The following tables set forth Peru’s revenues and expenditures of the 2014 budget by principal categories:

	National Government	Regional Governments	Local Governments	Total
	(in millions of nuevos soles)

Current expenditures	51,677.4	13,976.3	9,358.7	75,012.4
Capital investments	21,694.8	4,756.0	7,341.1	33,791.9
Debt services	9,823.4	62.8	243.8	10,130.0

Total expenditures	83,195.6	18,795.1	16,943.6	118,943.3

The following table sets forth the assumed sources of revenue for purposes of the 2014 budget:

Financial Sources	Amount
(in millions of nuevos soles)

Tax revenue	82,977.0
Administrative and governmental fees	10,287.4
Third-party credit sources	4,562.8
Donations and transfers	677.8
Other (1)	20,429.3

Total	118,943.3

(1)	Includes revenue from mining rights, concession fees, and related items.

Social Security

Peru has a two-tier pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the Government. This system requires that the Government contribute to finance pension payments. In 1992, the Government created the private pension system, through the licensing of AFPs, as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the Oficina de Normalización Previsional, or Office of Pension Regularization; and

•	the special public sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•	the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium and long term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

As of December 31, 2014, there were four AFPs in the private pension system. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time, but once they leave they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the Government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the Government increased the public pension system contribution rate from 3.0% to 11.0% at 1995 and 13% at 1997. In 2002, Congress approved an increase of the minimum monthly pension in the public pension system from S/.300 to S/.415. As of December 31, 2014, the private pension system contribution rate was 21.4%. Workers are eligible to receive benefits at the age of 65.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

In March 2007, Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people who left the public pension system for an AFP, or chose an AFP from the start, and would as a consequence receive a lower pension, were allowed to return or transfer to the public pension system. Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of this reform for Peru was approximately U.S.$2.1 billion in actuarial present value. This amount was calculated for 410,000 people and considered greater social security costs to the public pension system due to people who return or transfer to it from the private pension system, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement. As of December 31, 2014, 125,437 people have returned to the public pension system.

Among the policies relating to Peru’s pension system that President Humala has proposed was the creation of Pension 65 that requires payment of S/.250 per month to seniors 65 years of age and older who did not previously have a pension plan to be funded with financing from the National Treasury. As of December 31, 2014, the Government had executed S/.669.0 million of the budgeted funds of S/.670.0 million. On July 19, 2012, Law No. 29903 – Ley de Reforma del Sistema Privados de Pensiones was approved to implement this system.

PUBLIC SECTOR DEBT

Peru’s total public sector debt consists of foreign currency-denominated debt and nuevo sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities.

External Debt

As of December 31, 2014, taking into account swap agreements, 49.7% of public external debt was denominated in nuevos soles. As of December 31, 2014, public external debt totaled U.S.$19.8 billion, or 9.8% of GDP, compared to U.S.$18.8 billion, or 9.3% of GDP, as of December 31, 2013.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2010	2011	2012	2013	2014

Public sector external debt	19,905	20,204	20,402	18,778	19,764
Total public sector external debt as % of GDP(1)	13.4	11.8	10.6	9.3	9.8
Total public sector external debt as % of total exports(1)	55.6	43.6	43.0	43.8	50.0

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014

Public sector external debt(1)	(19,905)	(20,204)	(20,402)	(18,778)	(19,764)
Gross international reserves of the Central Bank	44,150	48,859	64,049	65,710	62,353

Public sector external debt, net of reserves	24,245	28,655	43,647	46,933	42,588

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of March 18, 2015:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

•	DBRS: long term foreign currency issuer rating of BBB (Outlook Positive).

A Fitch “BBB” rating indicates that expectations of default are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the second notch in investment grade category. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “positive,” “stable” or “negative.” A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On November 10, 2011, Fitch upgraded Peru’s long term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On October 23, 2013, Fitch further upgraded Peru to BBB+ with an outlook of stable.

A Standard & Poor’s “BBB” rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On August 30, 2011, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On August 19, 2013, Standard & Poor’s further upgraded Peru to BBB+ with an outlook of stable.

For Moody’s, obligations rated “Baa2” are judged to be subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. This is the second lowest investment grade category. Securities rated in this category are investment grade. The modifier 1 indicates a high-range ranking in the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: “Positive,” ‘Negative,” “Stable” or “Developing” (contingent upon an event). On July 2, 2014, Moody’s upgraded Peru’s foreign currency rating from “Baa2” to “A3” with an outlook of stable.

For DBRS, obligations rated “BBB” are judged to be of adequate credit risk. The protection of principal and interest is adequate to provide a reasonable level of comfort. However, structural imbalances or policy management may need development. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories: “Positive,” “Stable” or “Negative.” The rating trend “positive” indicates that DBRS considers the rating is heading in a positive direction if the tendencies considered when analyzing the trend continue, unless challenges arise. On April 29, 2013, DBRS upgraded Peru’s long-term foreign and local currency issuer ratings to BBB from BBB (low) with the trend remaining Positive.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2010 to 2014, multilateral debt represented, on average, 35.1% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 33.9% of outstanding multilateral debt each year from 2010 to 2014, and the IADB, representing, on average, 40.0% of outstanding multilateral debt each year from 2010 to 2014. Loans from the World Bank have funded irrigation, agriculture, poverty reduction, education, health reform and transportation projects. Loans from the IADB have been used to fund projects relating to poverty reduction, education, financial-sector reform and state modernization.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2010	2011	2012	2013	2014
World Bank:
Disbursements minus principal amortizations	118.9	(232.7)	(297.4)	(611.1)	14.0
Disbursements minus principal, interest and commissions	56.8	(293.6)	(355.5)	(692.0)	(11.5)
IADB:
Disbursements minus principal amortizations	(762.7)	(46.8)	(71.2)	(1,186.1)	103.9
Disbursements minus principal, interest and commissions	(908.1)	(166.0)	(181.4)	(1,373.7)	65.0

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

The following is a brief overview of the principal debt incurrences by Peru. See “Annex A—Republic of Peru: Global Public Sector External Debt” for further information regarding Peru’s debt outstanding as of December 31, 2014.

•	In March 2010, Peru executed a loan agreement with the Andean Development Corporation, or CAF, in an aggregate amount of U.S.$300.0 million to fund the Lima and Callao Electric Mass Transportation System Project. In May 2010, Peru executed a loan agreement with CAF, in an aggregate amount of U.S.$300.0 million to finance contingent needs.

•	In November 2010, Peru executed 10 loan agreements with IADB, the World Bank, CAF and KFW in an aggregate amount of U.S.$566.0 million.

•	In November 2010, Peru issued U.S.$1,000,000,000 5.625% U.S. Dollar-Denominated Global Bonds Due 2050, used by Peru to prefinance 2011 budget requirements.

•	On July 6, 2011, Peru entered into a loan agreement with the Andean Development Corporation, or CAF, in an aggregate amount of approximately U.S.$300 million, to fund the Lima and Callao Electric Mass Transportation System.

•	On August 14, 2012, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$100.0 million, to fund the expansion of the water and sewerage system in the Lurigancho District and San Antonio de Huarochi in Lima.

•	On December 27, 2012, Peru entered into a loan agreement with KfW Bank (Germany), in an aggregate amount of U.S.$16.7 million, to fund the Rural Credit Lines Program. On February 1, 2012, Peru issued U.S.$500 million to partially finance the 2012 financing requirements. As of December 31, 2011, outstanding public sector external debt amounted to approximately U.S.$20.2 billion, equivalent to 11.4% of GDP, an increase of U.S.$0.3 billion compared to debt outstanding at December 31, 2010. This increase resulted primarily from the net effect of new disbursements minus amortizations, which amounted to U.S.$150.8 million.

•	On April 9, 2014, Peru entered into a loan agreement with CAF, in an aggregate amount of U.S.$150.0 million, to fund infrastructure projects.

•	On July 24, 2014, Peru entered into a loan agreement with IRBD, in an aggregate amount of U.S.$120.0 million, to fund a project to improve the transportation system in the city of Cusco.

•	On November 7, 2014, Peru entered into a loan agreement with JICA, in an aggregate amount of ¥6,944 million, to fund the Moquegua Central Hydroelectric Installation Projects 1 and 3.

•	On November 7, 2014, Peru entered into a loan agreement with JICA, in an aggregate amount of ¥2,480 million, to fund Program for the Flood Protection Program for Valleys and Vulnerable Rural populations.

•	On December 4, 2014, Peru entered into two loan agreements with IADB, in an aggregate amount of U.S.$25.0 million each loan was used, to fund each of the Sanitation Sector Second Generation Reforms Program III and the Program to Improve Productivity and Competitiveness III.

During 2014, disbursements from Peru’s available debt facilities included U.S.$334.0 million for specific projects and U.S.$623.9 million for general support of budget requirements.

As of December 31, 2013, outstanding public sector external debt decreased to approximately U.S.$18.8 billion equivalent to 9.3% of GDP, a reduction increase of U.S.$1.6 billion compared to debt outstanding as of December 31, 2012. This decrease resulted primarily from a reduction in the aggregate principal amount of bonds issued, by U.S.$512.2 million, or 5.1%; however, this decrease was largely offset by higher levels of both multilateral debt and bilateral debt, which increased by U.S.$1.9 billion, or 24.9%, and U.S.$477.0 million, or 19.5%, respectively, from 2012.

As of December 31, 2014, outstanding public sector external debt totaled U.S.$19.8 billion, equivalent to 9.8% of 2014 GDP, representing an increase of U.S.$1.0 billion compared to debt outstanding as of December 31, 2013. This increased during 2014 resulted primarily from an increase in the aggregate principal amount of bonds issued by U.S.$769.8 million, or 7.3%, which was offset by lower levels of both multilateral and bilateral debt, which decreased by U.S.$57.7 million or 1.0% and U.S.$337.3 million, or 17.2%, respectively, from 2013.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014
Official creditors:
Multilateral debt:
IADB	3,315	3,277	3,221	2,011	2,098
World Bank	2,965	2,732	2,435	1,824	1,838
IFAD	31	30	32	32	30
IMF	—	—	—	—	—
OPEC	4	2	2	1	—
CAF	1,470	1,849	1,925	1,854	1,704
Other	25	22	20	14	8

Total multilateral debt	7,810	7,913	7,634	5,736	5,679
Bilateral debt:
Paris Club	2,548	639	635	620	550
United States	—	64	64	46	39
Latin America	9	7	5	4	2
East European countries and China	10	10	9	4	4
Japan (Paris Club)	—	1,946	1,742	1,294	1,039

Total bilateral debt	2,567	2,665	2,444	1,967	1,629

Total official debt	10,377	10,579	10,078	7,703	7,308
Private creditors:
Banking	181	296	289	532	1,147
Suppliers	40	30	26	23	19

Total private sector debt	220	326	316	554	1,166
Bonds:
Brady + Global Bonds	9,308	9,299	10,008	10,521	11,290

Total bonds	9,308	9,299	10,008	10,521	11,290

Total public sector external debt	19,905	20,204	20,402	18,778	19,764

(1)	Medium- and long-term debt, excluding IMF financing.

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of December 31,
	2010	2011	2012	2013	2014
Official creditors:
Multilateral debt:
IADB	16.7	16.2	15.8	10.7	10.6
World Bank	14.9	13.5	11.9	9.7	9.3
IFAD(2)	0.2	0.1	0.2	0.2	0.2
IMF	—	—	—	—	—
OPEC(3)	—	—	—	—	—
CAF	7.4	9.2	9.4	9.9	8.6
Other	0.1	0.1	0.1	0.1	—

Total multilateral debt	39.2	39.2	37.4	30.5	28.7
Bilateral debt:
Paris Club	12.8	3.2	3.1	3.3	2.8
United States	—	0.3	0.3	0.2	0.2
Latin America	—	—	—	—	—
East Europe countries and China	0.1	—	—	—	—
Japan	—	9.6	8.5	6.9	5.3
Other countries	—	—	—	—	—
Total bilateral debt	12.9	13.2	12.0	10.5	8.2

Total official debt	52.1	52.4	49.4	41.0	37.0
Private creditors:
Banking	0.9	1.5	1.4	2.8	5.8
Suppliers	0.2	0.1	0.1	0.1	0.1

Total private sector debt	1.1	1.6	1.5	3.0	5.9
Bonds:
Brady + Global Bonds	46.8	46.0	49.1	56.0	57.1

Total bonds	46.8	46.0	49.1	56.0	57.1

Total public sector external debt	100.0	100.0	100.0	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of December 31,
	2010	2011	2012	2013	2014
Short-term debt	45	43	57	47	45
Medium- and long-term debt	19,905	20,204	20,402	18,778	19,764

Total	19,950	20,247	20,459	18,778	19,809
Short-term debt (as a % of total public sector external debt)	0.2	0.2	0.3	0.3	0.2
Medium- and long-term debt (as a % of total public sector external debt)	99.8	99.8	99.7	99.7	99.8

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table sets forth public sector external debt by currency as of December 31, 2013 and 2014.

Summary of Public Sector External Debt by Currency(1)(2)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2013		2014
	U.S.$	%	U.S.$	%
Currency
U.S. Dollar	16,103	85.8	17,594	89.0
Japanese yen	1,381	7.4	1,114	5.6
Special Drawing Rights (SDR)(3)	32	0.2	30	0.2
Euro	963	5.1	480	2.4
Swiss Franc	—	—	265	1.3
Nuevo sol(4)	299	1.6	280	1.4

Total	18,778	100.0	19,764	100.0

(1)	Exchange rate as of December 31, 2014.
(2)	Includes outstanding Cofide loans not guaranteed by Peru.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to nuevos soles.

Source: Ministry of Economy (Office of Public Credit).

Total public sector external debt service decreased, as a percentage of total fiscal revenue, from 22.5% in 2010 to 6.9% in 2014, including the Paris Club II prepayments, the Global Bonds Tender and Exchange and prepayments to IADB, CAF, IBRD and the Government of Japan. Public sector external debt service measured as a percentage of total exports, including exports of goods and services and investment income, decreased from 14.8% in 2010 to 5.8% in 2014. As a percentage of GDP, public sector external debt service decreased from 4.0% in 2010 to 1.3% in 2014. The amortization amount for 2010 includes the tender offer and exchange of global bonds, and prepayments to IADB, CAF and Japan. The amortization amount for 2011 includes current payments to Paris Club creditors, IADB, BIRF, CAF and FIDA. The amortization amount for 2012 includes current payments to bond holders, multilateral lenders, Paris Club creditors and others. The amortization amount for 2013, includes prepayments to IADB and IBRD. For 2014, the amortization amount includes payment to Paris Club creditors, multilateral lenders, amounts due on the Global bonds and current payments to holders of local bonds.

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,
	2010	2011	2012	2013	2014
Interest payments	1,093	1,036	1,062	1,158	1,104
Amortization	4,916	839	1,198	2,614	1,582

Total public sector external debt service	6,009	1,875	2,260	3,773	2,686

As % of total exports(2)	14.8	3.6	4.2	7.6	5.8
As % of total exports and workers’ remittances	13.9	3.4	4.0	7.2	5.5
As % of GDP	4.0	1.1	1.2	1.9	1.3
As % of total fiscal revenue	22.5	5.8	6.1	9.8	6.9

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In 2010, interest payments on public sector external debt were U.S.$1.1 billion, or 0.7% of GDP. During 2010, Peru paid U.S.$79.3 million in interest to Paris Club creditors, U.S.$250.4 million to multilateral creditors, U.S.$1.7 million to holders of Brady Bonds, U.S.$743.0 million to holders of sovereign bonds, and U.S.$18.9 million to other creditors.

In 2011, interest payments on public sector external debt were U.S.$1.0 billion, or 0.6% of GDP. During 2011, Peru paid U.S.$214.1 million in interest to multilateral organizations, U.S.$63.3 million in interest to Paris Club creditors, U.S.$704.2 million in interest to holders of sovereign bonds, U.S.$1.7 million to holders of Brady Bonds, and U.S.$52.6 million to other creditors.

In 2012, interest payments on public sector external debt were U.S.$1.1 billion, or 0.5% of GDP. During 2012, Peru paid U.S.$208.4 million in interest to multilateral organizations, U.S.$60.0 million in interest to Paris Club creditors, U.S.$717.1 million in interest to holders of sovereign bonds, U.S.$1.7 million to holders of Brady Bonds and U.S.$66.1 million to other creditors.

In 2013, interest payments on public sector external debt was U.S.$1.2 billion, or 0.6% of GDP. During 2013, Peru paid U.S.$307.0 million to multilateral organizations, U.S.$48.7 million to Paris Club creditors, U.S.$735.1 million to holders of sovereign bonds, U.S.$2.2 million to holders of Brady bonds, and U.S.$65.4 million to other creditors.

In 2014, interest payments on public sector external debt were U.S.$1.1 billion, or 0.5% of GDP, which was comprised of U.S.$100.0 million paid to multilateral organizations, U.S.$44.0 million to Paris Club creditors, U.S.$893.0 million to holders of sovereign bonds, U.S.$2.0 million to holders of Brady bonds, and U.S.$65.0 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2019.

Estimated Public Sector Debt Service by Debtor(1)(2)

2015 - 2019

(in millions of U.S. dollars)

	For the year ended December 31,
	2015			2016			2017			2018			2019
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector	845	812	1,657	1,114	809	1,923	822	805	1,627	646	794	1,440	1,571	742	2,313
Central government	807	788	1,595	991	777	1,767	611	774	1,385	434	770	1,204	1,443	729	2,173
Public enterprises	38	24	63	123	32	155	211	31	243	212	24	235	127	13	140
Financial public sector	30	105	135	311	104	415	350	91	441	297	85	382	620	76	696

Total public sector	875	917	1,792	1,425	913	2,338	1,173	896	2,069	942	879	1,821	2,190	818	3,009

(1)	Disbursements include preliminary estimates as of December 31, 2014.
(2)	Includes Loans to COFIDE, Banco Agropecuario, Fondo MIVIVIENDA and PETROPERU, not guaranteed by Peru.

Source: Ministry of Economy (Office of Public Credit).

Peru issued public sector external bonds in connection with the Brady restructuring. As of December 31, 2014, approximately U.S.$53.7 million in principal remained outstanding on the Brady Bonds. For a description of the Brady restructuring, see “Debt Management and Restructuring” below.

Domestic Debt

The following table provides certain information regarding total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014
Long-term debt:
Banco de la Nación (Central Bank)	374	623	718	787	830
Treasury bonds	13,801	14,51	16,352	16,107	17,671
Other	35	19	2	—	—

Total long-term debt	14,211	15,158	17,072	16,895	18,501
Short-term debt	1,902	2,915	3,415	3,127	2,336

Total	16,113	18,073	20,488	20,022	20,837
Total public sector domestic debt, as % of GDP	10.8	10.6	10.6	9.9	10.3

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,
	2010	2011	2012	2013	2014
Central Bank capitalization bonds	—	—	—	—	69
Financial system support bonds	122	122	122	122	122
Debt exchange bonds	694	701	685	552	460
Pension recognition bonds	2,835	2,847	2,903	2,607	2,335
Sovereign bonds	10,150	10,845	12,642	12,827	14,684
Other bonds	35	19	2	—	—

Total	13,836	14,535	16,354	16,094	17,671

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.

In March 2001, the Government established a public auction system for bonds issued in nuevos soles. This system has increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003, Peru launched the Market Makers’ Program to create a domestic market for Peru’s nuevo sol-denominated public sector debt. Since 2003, Peru has issued its public sector, nuevo sol-denominated debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

During 2010, regional government projects were financed in an aggregate principal amount of U.S.$373.3 million, through the issuance of nuevo sol-denominated sovereign bonds in the local capital markets. In 2010, Peru tendered an exchange offer for four series of U.S. dollar-denominated bonds, with maturities in 2012, 2014, 2015 and 2016, and prepaid loans outstanding to IADB and JICA. In 2011, Peru issued nuevo sol-denominated sovereign bonds in the local capital markets valued at U.S.$26.9 million in exchange for nuevo sol-denominated sovereign bonds due in 2011, 2012, 2013 and 2014.

Pursuant to the Market Maker’s Program, Peru issued nuevo sol-denominated bonds for an equivalent principal amount of U.S.$402.9 million in 2010, U.S.$419.3 million in 2011 and U.S.$1,024 million in 2012, of which U.S.$142.4 million were destined to finance expected financing needs for the fiscal year in 2013. During 2013, Peru issued sovereign bonds denominated in nuevos soles in the domestic capital markets in an aggregate principal amount equal to the equivalent of U.S.$290.4 million.

Debt Management and Restructuring

The debt crisis throughout Latin America, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982 – 1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the Government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of U.S.$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from U.S.$10.9 billion to U.S.$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue and was capitalized.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of U.S.$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF approved multiple standby arrangements with the most recent having been in effect through 2009:

Drawings on these IMF stand-by facilities were primarily used to help Peru finance its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled U.S.$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional U.S.$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional U.S.$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring with its Paris Club lenders, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a 10-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from U.S.$970.0 million per year to approximately U.S.$530.0 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from U.S.$1.2 billion per year to approximately U.S.$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from U.S.$10.6 billion to U.S.$4.9 billion, U.S.$2.4 billion of which were Past-Due Interest Bonds, U.S.$1.7 billion were Front-Loaded Interest Reduction Bonds, U.S.$572.0 million were Floating Rate, or Discount, Bonds and U.S.$183.0 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

Since the restructuring, Peru has not defaulted on the payment of any amounts in respect of its public external debt obligations.

In February 2002, Peru launched its first international bond offering in 74 years issuing U.S.$500.0 million principal amount of global bonds. At the same time, Peru repurchased U.S.$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further U.S.$923.0 million principal amount of global bonds. The exchange lowered Peru’s debt by U.S.$111.0 million and released U.S.$50.0 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are U.S.$1.1 billion of Past-Due Interest Bonds, U.S.$1.2 billion of Front-Loaded Interest Reduction Bonds, U.S.$198.0 million of Discount Bonds and U.S.$64.0 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued multiple additional series of bonds in the international markets and has established and maintains a shelf registration statement with the U.S. Securities and Exchange Commission.

Peru has used the proceeds from these international bond offerings to repay existing debt, to increase international reserves, and for the general purposes of the Government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

Peru’s Paris Club creditors are governmental institutions located in 15 countries. On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to U.S.$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the Paris Club debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement the Government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007, the prepayment described above was finalized resulting in an aggregate payment of U.S.$1.7 billion, representing approximately 32% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately U.S.$260.0 million for each year from 2010 through 2015. Funding for the prepayment was obtained from the proceeds of a 30-year sovereign bond issuance in local currency in an aggregated principal amount of S/.4,750 million (approximately U.S.$1,503 million at then-prevailing exchange rates), and approximately U.S.$290 million in proceeds from the Treasury.

As of December 31, 2010, Peru’s total outstanding debt with the Paris Club amounted to U.S.$2.6 billion, representing approximately 12.8% of Peru’s total public external debt as of that date, compared to total outstanding debt with the Paris Club of U.S.$0.6 billion as of December 31, 2011, representing approximately 3.2% of Peru’s total external debt U.S.$0.6 billion as of December 31, 2012, representing approximately 3.1% of Peru’s total external debt U.S.$620.0 million as of December 31, 2013, or 3.3% of Peru’s total public external debt, and U.S.$550.0 million as of December 31, 2014, representing 2.8% of Peru’s total external debt as of that date.

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired U.S.$20.0 million in debt issued by Peru. Elliot Associates obtained a U.S.$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated for interest payments on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of U.S.$80.0 million on the Brady Bonds, even though it had deposited the requisite amount in its account at Chase Manhattan Bank of New York.

On September 26, 2000, Elliot Associates obtained an injunction against Euroclear System that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against Euroclear, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all of its debt payments to Elliot Associates in accordance with the terms of the settlement agreement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady Bond restructuring, Peru has been in default on payments to these creditors. As of December 31, 2011, there were no further scheduled amortizations or interest payments on these debts. None of these creditors has submitted claims against Peru for overdue amounts.

As of the date of this prospectus, Peru is not aware of any other claims filed against it, in Peru or abroad, for overdue debt payments and Peru is not involved in any disputes with its internal or external creditors.

For further information regarding Peru’s indebtedness outstanding as of the date of this prospectus, see Annex A – Republic of Peru: Global Public Sector External Debt.

ANNEX A

REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT

TABLES AND OTHER SUPPLEMENTAL INFORMATION

BALANCE OUTSTANDING AS OF December 31, 2014

(in thousands of U.S. dollars)

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
Paris Club	06/01/79	Germany	KFW	EURO	Fixed	0.00	2.00	2,562	2 Y
Paris Club	06/01/79	Germany	KFW	EURO	Fixed	0.00	3.00	1,207	2 Y
Paris Club	12/18/85	Germany	KFW	EURO	Fixed	0.00	2.00	322	2 Y
Paris Club	08/30/84	Germany	KFW	EURO	Fixed	0.00	2.00	499	2 Y
Paris Club	08/30/84	Germany	KFW	EURO	Fixed	0.00	3.00	145	2 Y
Paris Club	01/30/84	Germany	KFW	EURO	Fixed	0.00	2.00	97	2 Y
Paris Club	12/22/86	Germany	KFW	EURO	Fixed	0.00	2.00	966	3 Y
Paris Club	01/13/89	Germany	KFW	EURO	Fixed	0.00	2.00	701	6 Y
Paris Club	12/06/93	Germany	KFW	EURO	Fixed	0.00	0.75	4,088	20 Y
Paris Club	12/06/93	Germany	KFW	EURO	Fixed	0.00	2.00	6,981	10 Y
Paris Club	12/06/93	Germany	KFW	EURO	Fixed	0.00	3.00	4,620	10 Y
Paris Club	05/27/94	Germany	KFW	EURO	Fixed	0.00	0.75	4,196	21 Y
Paris Club	05/27/94	Germany	KFW	EURO	Fixed	0.00	3.00	2,913	11 Y
Paris Club	12/19/94	Germany	KFW	EURO	Fixed	0.00	3.00	11,004	11 Y
Paris Club	11/15/95	Germany	KFW	EURO	Fixed	0.00	0.75	2,259	22 Y
Paris Club	08/13/96	Germany	KFW	EURO	Fixed	0.00	0.75	18,594	23 Y
Paris Club	08/13/96	Germany	KFW	EURO	Fixed	0.00	2.00	16,218	13 Y
Paris Club	02/13/97	Germany	KFW	EURO	Fixed	0.00	0.75	4,769	24 Y
Paris Club	04/01/99	Germany	KFW	EURO	Fixed	0.00	2.00	1,375	16 Y
Paris Club	05/20/97	Germany	KFW	EURO	Fixed	0.00	3.10	1,231	4 Y
Paris Club	01/28/98	Germany	KFW	EURO	Fixed	0.00	0.75	4,966	25 Y
Paris Club	01/28/98	Germany	KFW	EURO	Fixed	0.00	2.00	2,122	15 Y
Paris Club	03/19/98	Germany	KFW	EURO	Fixed	0.00	0.75	7,344	25 Y
Paris Club	01/28/98	Germany	KFW	EURO	Fixed	0.00	2.00	6,070	15 Y
Paris Club	07/01/98	Germany	KFW	EURO	Fixed	0.00	2.00	6,552	15 Y
Paris Club	10/07/98	Germany	KFW	EURO	Fixed	0.00	2.00	9,019	15 Y
Paris Club	05/10/99	Germany	KFW	EURO	Fixed	0.00	2.00	3,049	16 Y
Paris Club	07/20/99	Germany	KFW	EURO	Fixed	0.00	2.00	7,024	16 Y
Paris Club	11/24/99	Germany	KFW	EURO	Fixed	0.00	0.75	9,526	26 Y
Paris Club	11/24/99	Germany	KFW	EURO	Fixed	0.00	2.00	4,832	16 Y
Paris Club	10/25/00	Germany	KFW	EURO	Fixed	0.00	2.00	4,044	17 Y
Paris Club	05/16/02	Germany	KFW	EURO	Fixed	0.00	2.00	1,189	19 Y
Paris Club	05/16/02	Germany	KFW	EURO	Fixed	0.00	2.00	5,001	19 Y
Paris Club	06/18/04	Germany	KFW	EURO	Fixed	0.00	2.00	6,282	21 Y
Paris Club	12/17/04	Germany	KFW	EURO	Fixed	0.00	3.00	2,968	21 Y
Paris Club	12/17/04	Germany	KFW	EURO	Fixed	0.00	2.00	2,278	21 Y
Paris Club	12/02/05	Germany	KFW	U.S.$	Fixed	0.00	5.20	6,535	4 Y
Paris Club	11/03/06	Germany	KFW	EURO	Fixed	0.00	2.00	14,156	23 Y
Paris Club	11/03/06	Germany	KFW	U.S.$	Fixed	0.00	5.25	9,424	5 Y
Paris Club	11/03/06	Germany	KFW	EURO	Fixed	0.00	3.00	6,649	23 Y
Paris Club	12/15/06	Germany	KFW	EURO	Fixed	0.00	2.00	4,061	23 Y
Paris Club	08/28/07	Germany	KFW	EURO	Fixed	0.00	2.00	2,503	24 Y
Paris Club	01/30/08	Germany	KFW	EURO	Fixed	0.00	3.64	37,440	9 Y
Paris Club	11/17/08	Germany	KFW	EURO	Fixed	0.00	3.38	17,009	10 Y
Paris Club	02/06/09	Germany	KFW	EURO	Fixed	0.00	3.77	16,379	8 Y
Paris Club	03/31/10	Germany	KFW	U.S.$	Fixed	0.00	5.46	42,000	12 Y
Paris Club	08/09/10	Germany	KFW	EURO	Fixed	0.00	2.00	1,280	27 Y
Paris Club	12/09/10	Germany	KFW	EURO	Fixed	0.00	3.29	56,698	15 Y
Paris Club	12/15/11	Germany	KFW	EURO	Fixed	0.00	3.00	25,199	16 Y
Paris Club	12/15/11	Germany	KFW	EURO	Fixed	0.00	3.00	44,098	17 Y
Paris Club	12/15/11	Germany	KFW	EURO	Fixed	0.00	3.00	26,459	17 Y
Paris Club	12/31/10	Germany	KFW	EURO	Fixed	0.00	2.00	6,178	27 Y
Paris Club	12/17/12	Germany	KFW	EURO	Fixed	0.00	2.00	1,395	29 Y
Paris Club	02/28/13	Germany	KFW	EURO	Fixed	0.00	1.95	11,088	12 Y
Paris Club	11/07/14	Germany	KFW	EURO	Fixed	0.00	1.91	18,899	19 Y
Paris Club	05/20/97	Belgium	Government of the Kingdom of Belgium	EURO	0.00%	0.00	0.00	917	4 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
Paris Club	05/20/97	Belgium	Government of the Kingdom of Belgium	EURO	0.00%	0.00	0.00	796	5 Y
Paris Club	01/01/97	United States	PL 480	U.S.$	Fixed	0.00	3.26	2,950	4 Y
Paris Club	01/01/97	United States	PL 480	U.S.$	Fixed	0.00	3.26	1,671	5 Y
Paris Club	08/06/98	United States	PL 480	U.S.$	Fixed	0.00	4.00	5,350	15 Y
Paris Club	07/28/00	United States	PL 480	U.S.$	Fixed	0.00	2.50	2,564	17 Y
Paris Club	06/19/01	United States	PL 480	U.S.$	Fixed	0.00	1.00	6,340	18 Y
Paris Club	04/12/02	United States	PL 480	U.S.$	Fixed	0.00	1.00	6,674	19 Y
Paris Club	08/30/04	United States	PL 480	U.S.$	Fixed	0.00	1.00	4,589	21 Y
Paris Club	09/19/06	United States	PL 480	U.S.$	Fixed	0.00	1.00	7,556	23 Y
Paris Club	09/18/08	United States	PL 480	U.S.$	Fixed	0.00	4.00	940	2 Y
Paris Club	03/21/07	France	Banco Bilbao Vizcaya Argentaria S.A.	EURO	Commercial Interest Reference Rate	0.00	Variable	1,790	6 Y
Paris Club	04/17/97	France	Banque de France	EURO	Fixed	0.00	3.50	2,496	4 Y
Paris Club	04/17/97	France	Banque de France	EURO	Fixed	0.00	3.50	1,453	4 Y
Paris Club	04/17/97	France	Banque de France	EURO	Fixed	0.00	3.50	7,989	5 Y
Paris Club	01/05/94	France	French Treasury	EURO	Fixed	0.00	4.00	433	3 Y
Paris Club	08/29/95	France	French Treasury	EURO	Fixed	0.00	3.00	136	11 Y
Paris Club	08/29/95	France	French Treasury	EURO	Fixed	0.00	3.00	5,069	11 Y
Paris Club	12/05/95	France	French Treasury	EURO	Fixed	0.00	3.40	1,227	7 Y
Paris Club	12/05/95	France	French Treasury	EURO	Fixed	0.00	3.40	1,209	6 Y
Paris Club	03/05/07	France	French Treasury	EURO	Fixed	0.00	0.80	6,465	21 Y
Paris Club	07/23/09	Japan	Government of Japan	¥	Fixed	0.00	0.17	4,455	4 Y
Paris Club	11/23/98	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	5.60	8,048	4 Y
Paris Club	11/23/98	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	5.60	32,193	5 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.20	13,876	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.15	3,482	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	3,643	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.30	1,791	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.95	2,211	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	1,478	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.55	3,678	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	3,659	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.70	3,382	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.80	3,634	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.60	3,595	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.50	2,682	6 Y
Paris Club	09/26/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	1.50	4,355	6 Y
Paris Club	12/15/99	Japan	Japan Bank for International Cooperation	¥	Fixed	0.00	2.10	33,447	3 Y
Paris Club	03/27/96	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	3.00	39,508	13 Y
Paris Club	09/24/96	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.50	33,749	8 Y
Paris Club	09/24/96	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.10	4,183	8 Y
Paris Club	09/24/96	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.70	81,519	8 Y
Paris Club	09/24/96	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.30	12,806	8 Y
Paris Club	11/23/98	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	4.10	11,464	4 Y
Paris Club	11/23/98	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	4.10	24,446	5 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	10,765	11 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	1,254	26 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	23,693	11 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	39,870	26 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	8,379	11 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.20	24,187	11 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	5,103	26 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	2.20	55,328	11 Y
Paris Club	04/09/99	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	18,403	26 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	20,289	12 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	1,760	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	11,528	12 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	3,840	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	676	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	337	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	10,416	12 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	893	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	9,474	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	470	27 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	104,522	12 Y
Paris Club	09/04/00	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.75	25,614	27 Y
Paris Club	12/04/06	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.50	44,450	18 Y
Paris Club	12/04/08	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.40	39,975	10 Y
Paris Club	12/04/08	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	7,771	10 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	11,699	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.40	17,323	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	5,932	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	3,398	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	2,316	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	24,468	11 Y
Paris Club	03/26/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	7,091	11 Y
Paris Club	09/28/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.80	23,802	21 Y
Paris Club	09/28/09	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	8,538	21 Y
Paris Club	03/15/10	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.40	77,794	22 Y
Paris Club	03/30/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.71	4,360	24 Y
Paris Club	03/30/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	3,241	24 Y
Paris Club	03/30/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	950	24 Y
Paris Club	10/12/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	2,087	14 Y
Paris Club	10/12/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.60	36,897	14 Y
Paris Club	10/12/12	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	1,221	14 Y
Paris Club	01/09/13	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	1.70	24	25 Y
Paris Club	01/09/13	Japan	Japan International Cooperation Agency	¥	Fixed	0.00	0.01	1,714	24 Y
Paris Club	07/13/78	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	918	15 Y
Paris Club	08/30/79	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	3,047	13 Y
Paris Club	01/12/87	Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	2.50	1,119	4 Y
International Organizations	07/14/95	1.8061	European Investment Bank	U.S.$	Fixed	0.00	6.73	3,218	2 Y
International Organizations	07/14/95	1.8061	European Investment Bank	U.S.$	Fixed	0.00	7.06	204	2 Y
International Organizations	02/08/68	5-CD-PE	Inter-American Development Bank	CAN$	No Interest	0.00	0.00	12	5 Y
International Organizations	03/01/95	852-2-OC-PE	Inter-American Development Bank	U.S.$	Six-Month LIBOR for U.S.$	0.00	Variable	358	2 Y
International Organizations	12/05/95	958-SF-PE	Inter-American Development Bank	U.S.$	Fixed	0.00	2.00	11,957	12 Y
International Organizations	10/03/98	1128-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	12,273	10 Y
International Organizations	01/27/99	1137-OC-PE	Inter-American Development Bank	U.S.$	Six-Month LIBOR for U.S.$	0.00	Variable	57,398	6 Y
International Organizations	02/25/04	1501-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	32,697	16 Y
International Organizations	03/25/04	1534-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	11,959	15 Y
International Organizations	11/29/04	1539-OC-PE/PPF	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	190	3 Y
International Organizations	02/28/05	1591-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	8,778	11 Y
International Organizations	03/15/05	1586-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	8,720	11 Y
International Organizations	01/20/05	1601-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	3,286	11 Y
International Organizations	12/08/05	1696-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	2,095	12 Y
International Organizations	04/02/06	1657-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	37,395	13 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
International Organizations	07/19/06	1663-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	22,922	18 Y
International Organizations	12/14/06	1805-OC-PE	Inter-American Development Bank	Nuevos Soles	Local currency facility	0.95	6.48	49,783	6 Y
International Organizations	12/14/06	1805-OC-PE	Inter-American Development Bank	Nuevos Soles	Local currency facility	0.95	6.69	80,544	6 Y
International Organizations	12/14/06	1805-OC-PE	Inter-American Development Bank	Nuevos Soles	Local currency facility	0.95	6.14	28,464	6 Y
International Organizations	12/14/06	1805-OC-PE	Inter-American Development Bank	Nuevos Soles	Local currency facility	0.95	5.19	32,859	6 Y
International Organizations	04/16/07	1810-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	41,749	14 Y
International Organizations	08/21/07	1827-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	83,742	14 Y
International Organizations	02/22/08	1836-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	2,571	14 Y
International Organizations	12/05/08	1915-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.50	Variable	44,163	20 Y
International Organizations	02/06/09	2045-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	24,015	15 Y
International Organizations	06/16/09	1878/OC-PE-1	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	503,580	15 Y
International Organizations	11/16/09	2092-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	11,492	16 Y
International Organizations	11/18/09	2118-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	100,000	16 Y
International Organizations	11/18/09	2118-OC-PE	Inter-American Development Bank	Nuevos Soles	Local currency facility	0.95	5.395	46,383	6 Y
International Organizations	02/17/10	2166-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	8,333	21 Y
International Organizations	12/11/09	2218-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	20,000	16 Y
International Organizations	12/18/09	2234-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	50,000	16 Y
International Organizations	01/26/10	2269-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	966	17 Y
International Organizations	07/20/10	2303-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	4,547	22 Y
International Organizations	08/23/10	2325-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	50,000	17 Y
International Organizations	10/27/10	2413-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	17 Y
International Organizations	11/15/10	2417-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	17 Y
International Organizations	12/01/10	2449-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	50,000	17 Y
International Organizations	12/02/10	2455-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	17 Y
International Organizations	12/02/10	2446-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	100,000	17 Y
International Organizations	12/02/10	2374-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	5,734	22 Y
International Organizations	12/02/10	2456-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	17 Y
International Organizations	12/02/10	2445-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	13,058	22 Y
International Organizations	06/22/11	2531-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	18 Y
International Organizations	09/23/11	2544-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	18 Y
International Organizations	09/23/11	2554-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	18 Y
International Organizations	12/27/11	2625-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	18 Y
International Organizations	12/27/11	2604-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	18 Y
International Organizations	01/09/12	2534-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	10,338	24 Y
International Organizations	08/14/12	2645-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	3,302	24 Y
International Organizations	08/14/12	2759-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	8,215	11 Y
International Organizations	08/14/12	2661-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	5,070	24 Y
International Organizations	10/19/12	2703-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	730	24 Y
International Organizations	09/28/12	2693-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	11,771	24 Y
International Organizations	10/31/12	2783-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	30,000	11 Y
International Organizations	12/17/12	2769-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	23,746	14 Y
International Organizations	12/17/12	2849-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	30,000	7 Y
International Organizations	12/17/12	2847-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	30,000	7 Y
International Organizations	11/12/13	2969-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	2,840	8 Y
International Organizations	12/11/13	2963-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	30,000	6 Y
International Organizations	12/11/13	2985-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	6 Y
International Organizations	12/11/13	2978-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	25,000	6 Y
International Organizations	01/20/14	2991-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.95	Variable	290	7 Y
International Organizations	11/07/14	3240-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.85	Variable	25,000	9 Y
International Organizations	12/04/14	3292-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.85	Variable	25,000	9 Y
International Organizations	12/04/14	3299-OC-PE	Inter-American Development Bank	U.S.$	Adjustable rate based on LIBOR, single currency	0.85	Variable	25,000	9 Y
International Organizations	07/20/06	CFA-3525	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.50	Variable	4,343	5 Y
International Organizations	10/27/06	CFA-3572	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	0.60	Variable	9,475	8 Y
International Organizations	03/09/07	CFA-3804	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.00	Variable	83	2 Y
International Organizations	12/14/07	CFA-004495/4496	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	0.20	Variable	196,429	12 Y
International Organizations	02/05/08	CFA-4579/4580	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	0.20	Variable	123,214	13 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
International Organizations	12/22/08	CFA-5094/5096	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.90	Variable	112,260	13 Y
International Organizations	01/09/09	CFA-05129	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.35	Variable	242,308	12 Y
International Organizations	03/24/10	CFA-6141	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	2.40	Variable	289,066	15 Y
International Organizations	08/06/10	CFA-6616	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	2.40	Variable	71,867	15 Y
International Organizations	12/01/10	CFA-6923	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	2.30	Variable	183,333	12 Y
International Organizations	12/01/10	CFA-6922	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.95	Variable	133,333	3 Y
International Organizations	10/07/10	—	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	0.85	Variable	30,000	3 Y
International Organizations	07/06/11	CFA-7454	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	1.10	Variable	299,783	7 Y
International Organizations	12/03/13	—	Andean Development Corporation	U.S.$	Six-Month LIBOR for U.S.$	4.25	Variable	8,263	10 Y
International Organizations	12/17/97	4250-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	2,773	2 Y
International Organizations	10/04/98	4384-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.01	Variable	2,972	2 Y
International Organizations	06/23/99	4497-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	37,500	3 Y
International Organizations	10/20/00	4519-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	1,679	4 Y
International Organizations	12/13/00	4536-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	191	4 Y
International Organizations	04/03/01	4527-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	5,625	4 Y
International Organizations	06/26/01	4615-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	33,360	5 Y
International Organizations	06/26/01	4614-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	15,967	5 Y
International Organizations	09/13/02	7142-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	18,330	3 Y
International Organizations	09/25/02	4678-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	41,690	6 Y
International Organizations	09/11/03	7177-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	7,446	4 Y
International Organizations	12/05/03	7176-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	12,082	4 Y
International Organizations	11/17/03	7200-O PE	International Bank For Reconstruction and Development	U.S.$	Fixed	0.00	5.11	75,030	4 Y
International Organizations	12/05/03	7203-O PE	International Bank For Reconstruction and Development	U.S.$	Fixed	0.00	5.13	75,030	4 Y
International Organizations	06/02/04	7209-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	17,563	10 Y
International Organizations	03/12/04	7160-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	9,000	6 Y
International Organizations	11/30/04	7219-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	6,869	5 Y
International Organizations	12/16/04	7255-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	4,329	5 Y
International Organizations	12/16/04	7254-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	4,423	5 Y
International Organizations	02/09/05	7257-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	1,323	5 Y
International Organizations	02/09/05	7257-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	1,391	5 Y
International Organizations	07/06/05	7285-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	17,373	6 Y
International Organizations	10/28/05	7308-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	7,680	6 Y
International Organizations	12/08/05	7345-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	150,000	4 Y
International Organizations	03/15/06	7322-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	31,655	6 Y
International Organizations	07/19/06	7366-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	49,339	4 Y
International Organizations	11/03/06	7368-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	19,073	4 Y
International Organizations	04/16/07	7423-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	49,946	5 Y
International Organizations	05/26/08	7443-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	19,834	5 Y
International Organizations	08/20/08	7455-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.50	Variable	99,990	10 Y
International Organizations	12/01/08	7588-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	70,000	16 Y
International Organizations	12/01/08	7588-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	1.05	Variable	150,000	16 Y
International Organizations	12/01/08	7588-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.85	Variable	150,000	11 Y
International Organizations	09/08/09	7674-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	20,000	17 Y
International Organizations	09/08/09	7668-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	20,000	17 Y
International Organizations	11/16/09	7643-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	9,268	21 Y
International Organizations	12/03/09	7701-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	8,716	14 Y
International Organizations	12/15/09	7799-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	150,000	17 Y
International Organizations	12/18/09	7810-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	50,000	16 Y
International Organizations	09/14/10	7950-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	75,000	15 Y
International Organizations	09/23/10	7954-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	100,000	10 Y
International Organizations	12/14/10	7977-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	50,000	10 Y
International Organizations	12/14/10	7978-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	24,885	9 Y
International Organizations	12/14/10	7969-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	15,436	10 Y
International Organizations	12/21/10	7878-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	13,193	15 Y
International Organizations	07/05/11	8034-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	9,353	16 Y
International Organizations	07/05/11	7961-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	7,282	16 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
International Organizations	07/22/11	8025-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	46,672	16 Y
International Organizations	01/15/13	8222-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	759	7 Y
International Organizations	01/15/13	8212-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	2,502	17 Y
International Organizations	04/21/13	8221-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	45,000	7 Y
International Organizations	10/04/13	8246-O PE	International Bank For Reconstruction and Development	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	360	8 Y
International Organizations	06/21/96	386-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	797	2 Y
International Organizations	12/07/99	467-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	2,324	3 Y
International Organizations	10/11/04	602-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	8,414	8 Y
International Organizations	02/23/09	744-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	10,711	12 Y
International Organizations	08/19/10	799-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	6,996	14 Y
International Organizations	02/20/13	I-884-PE	International Fund For Agricultural Development	DEG	IFAD Rate	0.50	Variable	780	7 Y
International Organizations	03/28/03	—	Nordic Investment Bank	U.S.$	Six-Month LIBOR for U.S.$	0.85	Variable	5,000	3 Y
International Organizations	04/22/99	755-PE	The Opec Fund For International Development	U.S.$	Fixed	0.00	4.00	333	2 Y
Latin American Countries	01/12/06	Venezuela	Banco de Desarrollo Económico y Social de Venezuela	U.S.$	Six-Month LIBOR for U.S.$	0.75	Variable	2,077	3 Y
Latin American Countries	02/03/09	Chile	Andean Development Corporation	U.S.$	Fixed	0.00	4.25	60	2 Y
Commercial Lenders	09/07/11	—	American Family Life Assurance Company of Columbus	¥	Fixed	0.00	3.750	75,276	18 Y
Commercial Lenders	03/20/14	—	Banco Latinoamericano de Comercio Exterior S.A.	U.S.$	Fixed	0.00	4.50	30,000	3 Y
Commercial Lenders	03/25/13	—	Citibank N.A. New York	Nuevos Soles	Fixed	0.00	9.50	41,855	4 Y
Commercial Lenders	04/15/14	—	Deutsche Bank Ag. London Branch	U.S.$	Fixed	0.00	3.75	200,000	4 Y
Commercial Lenders	06/12/14	—	Mizuho Bank Ltd	U.S.$	Three-month LIBOR for U.S.$	1.75	Variable	500,000	6 Y
Commercial Lenders	06/21/13	—	The Bank of Tokyo - Mitsubishi UFJ, LTD.	U.S.$	Three-month LIBOR for U.S.$	1.725	Variable	200,000	3 Y
Commercial Lenders	08/19/13	—	The Bank of Tokyo - Mitsubishi UFJ, LTD.	U.S.$	Three-month LIBOR for U.S.$	1.80	Variable	100,000	4 Y
Unsecured	10/06/05	Italy	Ansaldo Energia S.p.a.	U.S.$	Six-Month LIBOR for U.S.$	2.00	Variable	1,145	4 Y
Unsecured	07/20/01	Italy	Armamenti e Aerospazio S.P.A.	U.S.$	Fixed	0.00	5.0268275	10,990	7 Y
Unsecured	07/20/01	Italy	Armamenti e Aerospazio S.P.A.	U.S.$	Fixed	0.00	5.0268275	6,711	7 Y
International Bond Issuances	03/07/97	—	Par Bonds	U.S.$	Multiple Rate	0.00	Variable	53,674	14 Y
International Bond Issuances	02/06/03	—	Global Bonds 2015	U.S.$	Fixed	0.00	9.875	21,249	2 Y
International Bond Issuances	03/10/03	—	Global Bonds 2015	U.S.$	Fixed	0.00	9.875	250,000	2 Y
International Bond Issuances	11/21/03	—	Global Bonds 2033	U.S.$	Fixed	0.00	8.750	500,000	20 Y
International Bond Issuances	05/03/04	—	Global Bonds 2016	U.S.$	Fixed	0.00	8.375	308,452	3 Y
International Bond Issuances	02/03/05	—	Global Bonds 2033	U.S.$	Fixed	0.00	8.750	400,000	20 Y
International Bond Issuances	07/19/05	—	Global Bonds 2025	U.S.$	Fixed	0.00	7.350	750,000	12 Y
International Bond Issuances	12/15/05	—	Global Bonds 2025	U.S.$	Fixed	0.00	7.350	500,000	12 Y
International Bond Issuances	03/14/07	—	Global Bonds 2016	U.S.$	Fixed	0.00	8.375	81,211	3 Y
International Bond Issuances	03/14/07	—	Global Bonds 2033	U.S.$	Fixed	0.00	8.750	84,636	20 Y
International Bond Issuances	03/14/07	—	Global Bonds 2037	U.S.$	Fixed	0.00	6.550	1,201,667	24 Y
International Bond Issuances	03/30/09	—	Global Bonds 2019	U.S.$	Fixed	0.00	7.125	713,279	6 Y
International Bond Issuances	07/09/09	—	Global Bonds 2025	U.S.$	Fixed	0.00	7.350	1,000,000	12 Y
International Bond Issuances	04/29/10	—	Global Bonds 2033	U.S.$	Fixed	0.00	8.750	1,260,803	20 Y
International Bond Issuances	11/18/10	—	Global Bonds 2050	U.S.$	Fixed	0.00	5.625	1,000,000	37 Y
International Bond Issuances	02/01/12	—	Global Bonds 2050	U.S.$	Fixed	0.00	5.625	500,000	37 Y
International Bond Issuances	02/08/12	—	Global Corporate Bonds 2022	U.S.$	Fixed	0.00	4.75	400,000	9 Y
International Bond Issuances	12/03/12	—	Global Corporate Bonds 2022	U.S.$	Fixed	0.00	4.75	100,000	9 Y

Type of Lender	Date Incurred	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding as of 12/31/14	Period to Maturity
International Bond Issuances	01/31/13	—	Global Corporate Bonds 2023	U.S.$	Fixed	0.00	3.50	500,000	10 Y
International Bond Issuances	04/02/14	—	Global Corporate Bonds 2019	U.S.$	Fixed	0.00	3.375	300,000	6 Y
International Bond Issuances	06/13/14	—	Global Corporate Bonds 2018	FR.SZ	Fixed	0.00	1.25	265,306	5 Y
International Bond Issuances	07/15/14	—	Global Corporate Bonds 2019	U.S.$	Fixed	0.00	3.25	300,000	6 Y
International Bond Issuances	07/15/14	—	Global Corporate Bonds 2029	U.S.$	Fixed	0.00	5.25	300,000	16 Y
International Bond Issuances	10/30/14	—	Global Bonds 2050	U.S.$	Fixed	0.00	5.625	500,000	37 Y

Nota: Incluye préstamos de COFIDE sin Garantĺa de la República.

Abbreviations and symbols:

CAN$ = Canadian Dollar

DEG = Special Drawing Rights

S/POOL = Single currency pool (World Bank unit of account, based on a basket of national currencies)

U.S.$ = United States Dollar

¥ = Japanese Yen

Y = Years

(1)	Includes loans due by COFIDE that are not guaranteed by Peru.

Source: Ministry of Economy and Finance.